Prepared for:

Singatse Peak Services, LLC

Singatse Peak Services, LLC

517 West Bridge Street Suite A
Yerington, Nevada 89447
(775) 463-9600
(775) 463-9690 fax

Report date: February-17-2012

Prepared by:

TETRA TECH

SME
Society for Mining, Metallurgy & Exploration
Dr. Rex C. Bryan
SME Registered Member No. 411340
Signature
Date Signed 2/16/2012
Expiration date N/A

DATE AND SIGNATURE PAGE

Rex Clair Bryan, Ph.D.

Senior Geostatistician

TETRA TECH, INC.

350 Indiana Street, Suite 350
Golden, Colorado 80401

Telephone: 303-217-5700
Facsimile: 303-217-5705

Email: rex.bryan@tetratech.com

CERTIFICATE of AUTHOR

I, Rex Clair Bryan, Ph.D., do hereby certify that:

1. I am currently employed by Tetra Tech, Inc. at:

   350 Indiana Street

   Suite 350

   Golden, Colorado 80401

2. I graduated with a degree in Engineering (BS with honors) in 1971 and a MBA degree in 1973 from the Michigan State University, East Lansing. In addition, I graduated from the Brown University with a MS degree in Geology in 1977, Providence, Rhode Island and The Colorado School of Mines, Golden, Colorado, with a graduate degree in Mineral Economics (Ph.D.) in 1980.
3. I am a Registered Member (#411340) of the Society for Mining, Metallurgy, and Exploration, Inc. (SME).
4. I have worked as a resource estimator and geostatistician for a total of thirty-one years since my graduation from university; as an employee of a leading geostatistical consulting company (Geostat Systems, Inc. USA), with large engineering companies such as Dames and Moore, URS, and Tetra Tech and as a consultant for more than 30 years.
5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional

Tetra Tech February 2012 i

association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled NI 43-101 Technical Report Mineral Resource Yerington Copper Project Lyon County, Nevada dated 31th December 2011 the Technical Report. I visited the subject property on September 9 and 10, 2011.
7. I have either supervised the data collection, preparation, and analysis and/or personally completed an independent review and analysis of the data and written information contained in this Technical Report.
8. I have not had prior involvement with Singatse Peak Services, LLC on the property that is the subject of this Technical Report.
9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
10. I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge, do I have any interest in any securities of any corporate entity with property within a two (2) kilometer distance of any of the subject properties.
11. I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.
12. I consent to the filing of the NI 43-101 Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this 17th day of February 2012

Signature of Qualified Person

SME
Society for Mining, Metallurgy & Exploration
Dr. Rex C. Bryan
SME Registered Member No. 411340
Signature
Date Signed 2/16/2012
Expiration date NA

Rex Clair Bryan, Ph.D.

Print name of Qualified Person

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LIST OF TABLES

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LIST OF FIGURES

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LIST OF APPENDICES

APPENDIX A	PROPERTY LISTING
APPENDIX B	DRILL HOLE LISTING
APPENDIX C	DRILL HOLE INTERCEPTS

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1.0 EXECUTIVE SUMMARY

Singatse Peak Services, LLC (SPS), a wholly owned subsidiary of Quaterra Resources, Inc., commissioned Tetra Tech, Inc. to prepare a Canadian National Instrument 43-101 (NI 43-101) compliant resource estimate for the Yerington Mine portion of their Yerington Copper Project in Lyon County, Nevada..

The results of the updated resource estimate for the Yerington Mine were announced on January 5, 2012. The estimate was based upon the 2011 verification of previous drilling completed by Anaconda and drilling completed by SPS on the Yerington Mine. The Qualified Person for this report is Dr. Rex Bryan, Senior Geostatistician for Tetra Tech, Golden, Colorado.

Neither Tetra Tech nor any of its employees and associates employed in the preparation of this report has any beneficial interest in SPS or in the assets of any affiliated company. Tetra Tech will be paid a fee for this work in accordance with normal professional consulting practices.

1.1 Location, Property Description and Ownership

The Yerington Copper Project is located near the geographic center of Lyon County, Nevada, US, along the eastern flank of the Singatse Range. The property centers on the historical Yerington open pit mine (Yerington Mine), flanked on the west by Weed Heights, Nevada (a small private community, the original company town of The Anaconda Company), and on the east by the town of Yerington, Nevada. The property is easily accessible from Yerington by a network of paved roads that were used as principal transportation and access routes during the former operating period of the Yerington Mine.

The property consists of 2,690 acres (4.2 square miles) of fee mineral properties and patented mining claims as well as 457 unpatented lode claims totaling approximately 9,400 acres (14.6 square miles) on lands administered by the US Department of Interior, Bureau of Land Management (BLM). The private land, patented claims, and 32 unpatented mining claims were acquired on April 27, 2011 when SPS closed a transaction under which all property and water rights of Arimetco, Inc. (Arimetco), a Nevada corporation, were acquired. The additional 434 unpatented claims have been staked by SPS.

1.2 History

The current Yerington Copper Project includes the Yerington Mine which was operated by the Anaconda Company from 1952 until 1979, producing approximately 1.744 billion pounds of copper from an ore body that contained 162 million tons averaging 0.54% Cu. Approximately 104 million tons of this total were oxidized copper ore that was “vat-leached” with sulfuric acid in 13,000-ton cement vats on a 96-hour leach, seven to eight day cycle. The sulfide ore concentrator on site was dismantled and sold after the 1979 termination of mining. In 1976, all assets of The Anaconda Company, including the Yerington Mine, were purchased by the Atlantic Richfield Company (ARCO), which shut down dewatering pumps in the pit and closed the Yerington Mine in 1979 due to low copper prices, selling the property to Mr. Don Tibbals.

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In 1989, Arimetco acquired the property and produced some 95 million pounds of copper from the Yerington property and the nearby MacArthur Mine from 1989 to 1999 before declaring bankruptcy and abandoning the property.

In early 2000 the Nevada Division of Environmental Protection (NDEP) assumed operation of the site on a care and maintenance basis, primarily to ensure that heap leach drawdown solutions would continue to be maintained. The property remained in bankruptcy until purchased by SPS in April of 2011, but because soil and groundwater contamination, alleged to stem from the former mining operation, have been identified on the property, a portion of the property acquired by SPS is now under the jurisdiction of the US Environmental Protection Agency (USEPA).

In order to establish Singatse's position and rights, the acquisition by SPS of the Arimetco properties required a series of rigorous environmental, legal, and technical due diligence studies. In 2008, Chambers Group, Inc. and Golder Associates Inc. conducted a Phase I Environmental Site Assessment (Phase I ESA) for the Yerington Mine Site. A Phase I ESA is intended to serve as an appropriate, commercially prudent, and reasonable inquiry regarding the potential for recognized environmental conditions in connection with the subject property. The 2008 Phase 1 ESA was updated by SRK Consulting (U.S.) Inc. (SRK) in 2010 and again in 2011. These were completed to allow SPS to establish liability protection as a bona fide prospective purchaser (BFPP). Prior to closing on the property, SPS received letters from the Nevada Department of Environmental Protection (NDEP), US Bureau of Land Management (BLM) and the USEPA indicating the post-closing requirements then applicable to the Site for SPS to maintain its defense to liability as a BFPP as regards the activities of the former mine owners and operators.

1.3 Geological Setting and Mineralization

The Yerington property includes both the Yerington Deposit (Yerington Mine) and a portion of the Bear Deposit, which represent two of three known porphyry copper deposits in the Yerington copper district. The porphyry systems are hosted in middle Jurassic intrusive rocks of the Yerington Batholith. Unless noted otherwise, the following discussions refer to the Yerington Deposit.

Mineralized porphyry dikes associated with three phases of intrusive activity related to the Yerington Batholith form an elongate body of mineralization that extends 6,600 feet along a strike of S62ºE. The mineralization has an average width of 2,000 feet and has been defined by drilling to an average depth of 250 feet below the Yerington Mine pit bottom at the 3,800-foot elevation. Because of the economic constraints of low copper prices at the time, many of the 558 historic Anaconda drill holes used in the SPS study were stopped in mineralization and very few were drilled below the 3,400-foot level where the porphyry system remains nearly unexplored.

Only four historic holes have actually explored the deep vertical projection of copper mineralization in the pit. Three of the holes were drilled along a single N-S oriented section through the center of the pit. According to M. T. Einaudi in a 1970 report to Anaconda, the deep

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drilling program defined a series of nested, concave upward, grade shells that are elongated down the N 70º dip of the dikes with the 0.2% Cu zone extending to approximately the 2,600-foot level; an overall dip distance of 2,200 feet. Although the program encountered an increasing ratio of pyrite to chalcopyrite, there was no indication of a “barren core”, the porphyry dikes showed a “remarkable continuity” down dip and host a zone of molybdenite mineralization of indeterminate size and grade.

The orientation of the Yerington Deposit is due to mid-Tertiary down and east extensional faulting that rotated the near vertically-emplaced batholiths 60° to 90° westerly. The west to east dilation-displacement positioned the porphyry copper deposit on its side, resulting in a cross section of the of the porphyry system visible in the pit with its top toward the west end. Mining has revealed an alteration geometry displaying the original pyrite-rich cap (present-day leached sericite-limonite on the west end of the Yerington pit, grading downward easterly to quartz-sericite-pyrite alteration and potassic alteration in the central portion of the pit, continuing to a soda-flooded root zone at the eastern end).

Secondary oxide copper formed much of the upper Yerington Deposit. Chrysocolla was the dominant copper oxide mineral, occurring as fracture coatings and fillings to a depth of approximately 400 feet below the surface. Below the 4,100-foot level, chalcopyrite is the dominant copper sulfide mineral with minor bornite primarily hosted in A-type quartz veins in the older porphyry dikes. The unmined mineralized material below the current pit bottom is primarily of chalcopyrite mineralization.

The primary copper mineralization of the Bear copper deposit, located partially in the northeast corner of the Yerington property is related to micaceous veining rather than A-type quartz veining common in the Yerington Mine porphyry system.

The Bear Deposit was discovered in 1961 by Anaconda during condemnation drilling in the sulfide tailings disposal area. The program identified chalcopyrite mineralization hosted in a porphyry system below 500 to 1,000 feet of valley fill and unmineralized bedrock. Historic (not NI 43-101-compliant) resources estimated for the Bear Deposit are more than 500 million tons of material averaging 0.4% copper (Dilles, 1995). The deposit is known to extend beyond the boundaries of SPS properties and the percentage of the resource estimate controlled by SPS is unknown.

1.4 SPS 2011 Program

In July 2012, SPS commenced a drilling and re-assaying program to convert and expand the historic non-compliant resources of the Yerington Mine into NI 43-101 compliant resources through:

  compilation and verification of historic archived data

  twin drilling of selected, accessible Anaconda drill holes the re-assay of representative samples selected from Anaconda core preserved on site

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  exploration drilling (largely as reverse circulation drilling) as offsets, extensions, or in-fill along and below pit walls

The drilling program tested or twinned both extensions and zones of oxide copper, chalcocite enrichment, and primary sulfide mineralization. SPS drilled 18 twin holes and 24 exploration holes and successfully verified assay data for 558 (previously reported as 565) historic holes for inclusion in the current database through records research, data capture, and the reassay of selected remaining core from 45 Anaconda drill holes.

Results of the 2011 program allowed the company to establish a drillhole database suitable for converting and expanding the historic estimates into NI 43-101 compliant resources.

Numerous historic holes drilled by Anaconda bottom in strong mineralization, and SPS drilling along the western edge of the pit confirmed that mineralization. For example, twin hole SP-04 at the northwest end of the pit intercepted 524.5 feet averaging 0.35% total copper (designated as % TCu or % Cu) at a depth of 228 feet, including 88 feet of 0.69% TCu at a depth of 265 feet. In addition to the 8,797 feet drilled in the 18 twin holes, the SPS 2011 drilling campaign completed 15,016 feet of exploration drilling in 24 holes near the Yerington Pit to target possible extensions to the mineralization. Hole SP-36, located along the south central margin of the pit, intercepted 95 feet averaging 0.28% TCu at a depth of 230 feet. Highlights from SPS's 2011 twin hole and exploration drilling program are shown below:

Table 1-1 2011 Singatse Peak Drilling Highlights

Drill Hole	From ft	To ft	Thickness ft	Total Cu %
Core Twin Holes
SP-004	228	752.5	524.5	0.35
including	265	353	88	0.69
SP-006	204	408	204	0.53
	430.5	770	339.5	0.38
SP-010	258	369	111	0.71
	429	634	205	0.35
RC Twin Holes
SP-023	10	600	590	0.21
including	425	490	65	0.37
RC Exploration Holes
SP-035	0	190	190	0.23
including	75	90	15	0.73
SP-036	230	325	95	0.28
SP-039	0	45	45	0.25
	135	215	80	0.3
SP-040	0	200	200	0.24
including	170	200	30	0.49

Note: All intervals calculated using 0.1% total copper cutoff.

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The samples from the Yerington drilling program are prepared and assayed by Skyline Assayers & Laboratories in Tucson, Arizona, which is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) and by ISO17025 compliant ALS Chemex Laboratories in Sparks, Nevada.

1.5 Resource Estimation

Tetra Tech, Inc. of Golden, Colorado, has completed an NI 43-101 compliant independent resource estimate for mineralization in and around the historic Yerington Mine previously owned and operated by Anaconda. Using a cutoff of 0.2% TCu, the Yerington Mine's measured and indicated primary copper resource totals 71.8 million tons averaging 0.30% TCu and contains 430 million pounds of copper. An inferred primary copper resource of 63.9 million tons averaging 0.25% TCu contains 323 million pounds of copper. Acid-soluble oxide/chalcocite mineralization includes a measured and indicated resource of 9.4 million tons averaging 0.30% TCu (57 million pounds of copper) and an inferred resource of 8.6 million tons averaging 0.28% TCu (47 million pounds of copper).

Based on benchmarking of the Yerington Deposit to similar deposits, Tetra Tech has determined that reasonable base case cutoff grades for the leachable (oxide/chalcocite) SX/EW recoverable copper and for flotation recoverable primary sulfide resources are 0.12% and 0.15% TCu, respectively.

The data clearly show that the possibility exists to expand the resource as mineralization extends beyond the limit of current drilling, particularly below the pit and on its western end.

The results of the NI 43-101-compliant resource estimate compare favorably to the noncompliant estimates of copper remaining in and around the Yerington pit after the mine shut down (K. L. Howard, Jr., Anaconda Internal Memo, 1979). The 1979 estimate contained no classification for measured, indicated, or inferred, so direct comparison can only be made when considering all classes of the current estimate.

Using the same 0.2% TCu cutoff, the Tetra Tech estimate is 127% of the total tonnage, 81% of the average grade, and 104% of the total pounds of contained copper in the 1979 Anaconda estimate of 121 million tons with an average grade of 0.34% Cu containing approximately 831 million pounds of copper. The lower grade and higher tonnage of the Tetra Tech estimate are attributed to the effects of the kriging estimation method used for modern resource estimates. A nearest neighbor model run by Tetra Tech to test the results raised the average grade of the deposit to 0.32% TCu.

The 1979 estimate cited approximately 84% of the total contained copper (696 million pounds of copper in 97.8 million tons with an average grade of 0.356% Cu) as being within the original Anaconda pit design, suggesting that a significant portion of the Yerington resource may be mined without a pushback or major changes to the upper walls of the Anaconda pit.

The current Tetra Tech resource estimate is based upon SPS's 2011 drilling as well as 558 historic drill holes taken from approximately 10,000 scanned pages of assay and/or geologic

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data which were reviewed and digitally recorded by SPS personnel. The digital data entry was validated by Tetra Tech against historic sections and was considered to be compliant, based upon results of 18 twin holes and 5,446 feet of core from 45 Anaconda holes which were assayed by SPS. The twinned drill intercepts statistically confirmed that the new compliant data support use of the historical data, as did the new core assays which were well within the expected norms for corroborating the old with new data.

1.5.1 Details of Resource Estimate

Table 1-2 Measured Copper Resources –January 2012

	Cutoff Grade	Tons	Average Grade	Contained Copper
	%TCu	(x1000)	% TCu	(lbs x 1000)
Oxide and Chalcocite Material	0.5	248	0.67	3,342
	0.4	463	0.57	5,250
	0.3	1,143	0.43	9,917
	0.25	1,754	0.38	13,253
	0.2	2,853	0.32	18,122
	0.15	4,850	0.26	25,065
	0.12	6,006	0.23	28,192
Primary Material	0.5	1,692	0.64	21,691
	0.4	4,974	0.51	50,665
	0.3	12,931	0.41	105,258
	0.25	19,160	0.36	139,446
	0.2	25,866	0.33	169,629
	0.15	31,804	0.30	190,570
	0.12	34,108	0.29	196,871

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Table 1-3 Indicated Copper Resources – January 2012

	Cutoff Grade	Tons	Average Grade	Contained Copper
	% TCu	(x1000)	% TCu	(lbs x 1000)
Oxide and Chalcocite Material	0.5	339	0.65	4,410
	0.4	767	0.53	8,167
	0.3	2,188	0.41	17,845
	0.25	3,809	0.35	26,701
	0.2	6,592	0.3	39,117
	0.15	10,293	0.25	52,041
	0.12	12,386	0.23	57,719
Primary Material	0.5	648	0.62	8,046
	0.4	2,946	0.48	27,993
	0.3	14,607	0.37	106,865
	0.25	27,831	0.32	179,176
	0.2	45,914	0.28	260,332
	0.15	62,089	0.26	317,399
	0.12	68,418	0.24	334,564

Table 1-4 Measured + Indicated Copper Resources –January 2012

	Cutoff Grade	Tons	Average Grade	Contained Copper
	% TCu	(x1000)	% TCu	(lbs x 1000)
Oxide and Chalcocite Material	0.5	588	0.66	7,765
	0.4	1,230	0.55	13,417
	0.3	3,331	0.42	27,761
	0.25	5,563	0.36	39,953
	0.2	9,445	0.3	57,237
	0.15	15,143	0.25	77,108
	0.12	18,391	0.23	85,886
Primary Material	0.5	2,340	0.64	29,737
	0.4	7,919	0.5	78,652
	0.3	27,539	0.39	212,160
	0.25	46,991	0.34	318,599
	0.2	71,781	0.3	429,968
	0.15	93,893	0.27	507,961
	0.12	102,526	0.26	531,495

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Table 1-5 Inferred Copper Resources – January 2012

	Cutoff Grade	Tons	Average Grade	Contained Copper
	% TCu	(x1000)	% TCu	(lbs x 1000)
Oxide and Chalcocite Material	0.5	209	0.58	2,407
	0.4	724	0.48	6,942
	0.3	2,226	0.39	17,167
	0.25	4,215	0.33	28,021
	0.2	8,596	0.28	47,347
	0.15	17,911	0.22	79,525
	0.12	24,703	0.2	97,873
Primary Material	0.5	68	0.61	833
	0.4	703	0.45	6,261
	0.3	9,073	0.34	61,442
	0.25	26,700	0.29	157,103
	0.2	63,918	0.25	322,530
	0.15	123,366	0.21	529,734
	0.12	160,104	0.2	629,209

1.6 Other Relevant Information

Tetra Tech is not aware of any potential limitations to the project that would materially change any of the data, resource estimates, environmental considerations, socio-economic factors, or conclusions presented within this report that are outside of normal factors that may impact mining projects, such as price variability, exchange rates, permitting time, etc. With respect to the Yerington Copper Project, historic production of copper took place from 1953 to 1978. Taking into account information gathered to date, the environmental liabilities resulting from the former mining activity do not include any fatal flaws that would impede the progress of this project.

1.7 Recommendations and Proposed Work Plan

There is an obvious potential for a significant addition to the resources of the Yerington Copper Project.

Results from the current resource model and drilling indicate that the horizontal and vertical limits to mineralization at the Yerington Mine have not yet been found. Additional exploration and in-fill drilling are warranted, and are expected to further expand and upgrade the NI 43-101 compliant Yerington Mine resources.

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Historical resources in the residuals which are part of the Yerington Copper Project reflect a notable potential which should be more fully evaluated in order to bring those resources into NI 43-101 compliant standards.

The Bear porphyry deposit remains unconstrained by drilling. Although it contains no NI 43-101 compliant resources, historical drilling on the property has indicated a large footprint for copper mineralization that will ultimately need delineation by additional drilling.

In order to further develop the resources at the Yerington Mine, the following work program is recommended:

  IP geophysics in the pit area to target deep holes to explore the keel of the Yerington porphyry system.

  Core drilling below the Yerington mine both to upgrade the classification of the inferred resources and to test the deeper extension of mineralization that remains almost unexplored below the 3,300-foot level.

To further evaluate the residuals from historic mining activities on the property, a sonic drilling program is recommended to sample and characterize the heap leach pads, tailings, and low grade ore stock piles on site.

And finally, a review of historic information and a program of preliminary metallurgical testing are recommended to support a preliminary economic assessment of the property.

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2.0 INTRODUCTION

2.1 Terms of Reference

SPS commissioned Tetra Tech, Inc. to prepare a Canadian National Instrument 43-101 (NI 43-101) compliant technical resource estimate for the Yerington Mine portion of its Yerington Copper Project in Lyon County, Nevada, approximately 80 miles southeast of Reno. The property, with historical resources and water rights, was purchased by SPS in April 2011. Data for the resouce work was to be derived from previous operators and the 2011 work completed by SPS.

The Yerington Copper Project is a mid-stage exploration project. Sections for advanced stage properties have not been addressed in this report.

2.2 Sources of Information

This report is based on data supplied by SPS, as well as previous historic reports by third parties also provided by SPS. Tetra Tech has prepared this report exclusively for SPS. The information presented, opinions and conclusions stated, and estimates made are based on the following information:

  Source documents used for this report as summarized in the Section 27 of this report

  Assumptions, conditions, and qualifications as set forth in the report

  Data, reports, and opinions from prior owners and third-party entities

  Personal inspection and review

  Tetra Tech has not independently conducted any title or other searches but has relied upon SPS for information on the status of the claims, property title, agreements, permit status, and other pertinent conditions. In addition, Tetra Tech has not independently conducted any sampling, mining, processing, economic studies, permitting, or environmental studies on the property

Information provided by SPS includes:

  Assumptions, conditions, and qualifications as set forth in the report

  Land status

  Drillhole records

  Property history details

  Sampling protocol details

  Geological and mineralization setting

  Data, reports, and opinions from prior owners and third-party entities

  Copper and other assays from original assay records and reports

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The primary individuals who have provided input to this technical report are listed in Table 2-1.

Table 2-1 Key Project Personnel

Company	Name	Title
Singatse Peak Services	George Eliopulos	Project Manager, Chief Geologist
	David Heatwole	Exploration Manager
	Judy Pratt	Technical Services
Tetra Tech, Inc.	Rex Bryan	Sr. Geostatistician

2.3 Property Inspection by Qualified Person

The site visit to the project by Dr. Rex Bryan in September of 2011 included a physical review of sample preparation and security procedures, as well as discussions with geologists and individuals regarding data handling and project geology. It is Dr. Bryan's opinion that there were no deficiencies in the company's protocols or procedures.

2.4 Units and Abbreviations

Unless explicitly stated otherwise, all units presented in this report are in US customary units (i.e., short tons, miles [mi], feet [ft], inches [in], percent [%], grams per metric ton, and parts per million [ppm]).

Common units of measure and conversion factors used in this report include:

Linear Measure:
	1 inch =	2.54 centimeters
	1 foot =	0.3048 meter
	1 yard =	0.9144 meter
	1 mile =	1.6 kilometers
Area Measure:
	1 acre =	0.4047 hectare
	1 square mile =	640 acres = 259 hectares
Capacity Measure (liquid):
	1 US gallon =	4 quarts = 3.785 liter
	1 cubic meter per hour =	4.403 US gpm
Weight:
	1 short ton	= 2,000 pounds = 0.907 tonne

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1 pound	=	16 oz = 0.454 kg
Frequently used acronyms and abbreviations:
AA	=	atomic absorption spectrometry
amsl	=	above mean sea level
°C	=	degrees Centigrade
CIMM	=	Canadian Institute of Mining, Metallurgical, and Petroleum
% TCu	Total copper percent equivalent
EUR	=	Euro – European Monetary Unit
°F	=	degrees Fahrenheit
ft	=	foot or feet
g	=	gram(s)
g/kWh	=	grams per kilowatt hour
g/t	=	grams per tonne
h	=	hour
HQ	=	2.75 in. diameter core size
ICP	=	Inductively Coupled Plasma Atomic Emission Spectroscopy
km	=	kilometer
kV	=	kilovolts
kWh	=	Kilowatt hour
kWh/t	=	Kilowatt hours per tonne
l	=	liter(s)
m	=	meter(s)
ml	=	milliliter
m2	=	square meter(s)
m2/t/d	=	square meters per tonne per day
m3	=	cubic meter(s)
m3/h	=	cubic meter(s) per hour
mm	=	millimeter
% Mo	=	percent molybdenum
Mtpd	=	metric tonnes per day
MW	=	megawatts

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Yerington Copper Project

NSR	=	net smelter return
ppm	=	parts per million
ppb	=	parts per billion
RC	=	reverse circulation drilling method
sq m	=	square meters
sq km	=	square kilometers
T	=	total
ton	=	short ton
tonne	=	metric tonne
t/m3	=	tonne per cubic meter
% Cu	=	percent copper (total copper)
µm	=	micron(s)
%	=	percent

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Yerington Copper Project

3.0 RELIANCE ON OTHER EXPERTS

The Yerington Mine, having been an operating mine for many years, has been the subject of numerous written reports. Many of these reports and other documents were prepared by mining consulting firms on behalf of the operators of the mine/property at the time.

Specific experts, both internal to Tetra Tech and external, who had an important role in the preparation of this report include:

Dr. Rex C. Bryan

Dr. Bryan graduated with a Mineral Economics doctorate degree from the Colorado School of Mines, Golden, Colorado, in 1980. He graduated in 1976 from Brown University in Providence, Rhode Island, with a master of science degree in Geology, and also graduated from Michigan State University with an MBA (1973) and a BS in Engineering (1971). Dr. Bryan is a member of the Society for Mining, Metallurgy, and Exploration (SME).

Dr. Bryan has worked as a geostatistical reserve analyst and mineral industry consultant for a total of 26 years since graduating from the Colorado School of Mines. He is an expert witness to industry and for the U.S. Department of Justice on ore-grade control, reserves, and mine contamination issues. He is currently a consultant to the industry in mine valuation, ore reserve estimation, and environmental compliance, and is the Qualified Person representing Tetra Tech for this report.

Mr. George Eliopulos

Mr. Eliopulos graduated with a Geological Engineering MS degree from the University of Arizona in 1974. He also graduated in 1972 with a Geological Engineering B.S. degree from the Colorado School of Mines, Golden, Colorado. He is a member of the Society of Economic Geologists (SEG), the Geological Society of Nevada (GSN), and is a Certified Professional Geologist (CPG-11010).

Mr. Eliopulos has worked as a mine geologist in an operating gold mine and has been engaged in mineral exploration for precious and base metals and for heavy mineral sands in the US since graduation from the University of Arizona. He currently provides consulting services to SPS and to Quaterra Resources, Inc. as Project Manager and Chief Geologist of the Yerington district properties.

Mr. David Heatwole

Mr. Heatwole graduated from the University of Arizona in 1966 with an MS degree in Geology and in 1964 with a B.S. degree in Geological Engineering. The University of Arizona awarded him the honorary PE degree of Geological Engineer in 1970.

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Yerington Copper Project

Mr. Heatwole worked for the Anaconda Company for 20 years as a geological engineer in exploration, development, and production on assignments in the southwest US, Mexico, Chile, and Alaska, spending three and a half years in the Yerington district. After the acquisition of Anaconda by Atlantic Richfield, he worked seven years in executive positions involving oil production on Alaska’s North Slope and petroleum exploration in the Soviet Far East.

In 1992, Mr. Heatwole formed the Alaska Russia Investment Company and engaged in consulting activities for natural resource development and the sale of mining equipment to the Russian Far East. He currently provides consultation services to SPS and to Quaterra Resources, Inc. as Exploration Manager of the Yerington district properties.

Ms. Judy Pratt

Ms. Pratt graduated with a B.S. degree in Engineering Science, with a minor in Geology in 1975 from Colorado State University, Fort Collins, Colorado and is a member of the Society for Mining, Metallurgy, and Exploration (SME).

Ms. Pratt has worked in mineral exploration for precious metals and uranium since 1968 in the southwest US and has spent more than 12 years working on projects in Spain. Since 1994 she has primarily worked in developing three-dimensional models of mineral deposits, resource evaluations, and reserve estimates for open pit operations. She is currently a full time employee of Quaterra.

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4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Yerington Copper Property is located near the geographic center of Lyon County, Nevada, US, along the eastern flank of the Singatse Range (Figures 4-1 and 4-2). The property centers on the historical Yerington open pit mine, flanked on the west by Weed Heights, Nevada (a small private community, the original company town of The Anaconda Company) and on the east by the town of Yerington, Nevada. The property is easily accessed from Yerington by a network of paved roads that were used as principal transportation and access routes during the former operating period of the Yerington Mine. Topographic coverage is on US Geological Survey “Yerington” and “Mason Butte” 7.5' topographic quadrangles. The nearest major city is Reno, Nevada, approximately 80 miles to the northwest.

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Map Area
NEVADA
Reno
80
Reno / Tahoe International Airport
STOREY
Ramsey
WASHOE
VIRGINIA RANGE
Washoe Summit
Mount Davidson
Virginia City
Devil's Gate
Lakeview Summit
Carson City
CARSON CITY
PINE NUT MOUNTAINS
NEVADA
LYON
Wabuska
Walker
Yerington Copper Project
Yerington
WASSUK RANGE
DOUGLAS
Gardnerville
SIERRA NEVADA
0 2 4 6 8 10
Scale in Miles
N
West Walker
Tippecanoe
ALPINE

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, CO 80401 (303) 217-5700 (303) 217-5705 fax	*Singatse Peak Services, LLC*	4-1.jpg	**Figure 4-1** **Yerington Project Location**
	Project: Yerington Project	Project Number: 114-311168	
	Project Location: Lyon County, Nevada	Date of Issue: Feb 2012

NI 43-101 Technical Report Mineral Resource	Singatse Peak Services, LLC
Yerington Copper Project

4.2 Property Ownership

The property consists of 2,690 acres (4.2 square miles) of fee mineral properties and patented mining claims as well as 457 unpatented lode claims totaling approximately 9,400 acres (14.6 square miles) on lands administered by the US Department of Interior, Bureau of Land Management (BLM) (Figure 4-3).

The private land, patented claims, and 23 unpatented mining claims were acquired on April 27, 2011 when SPS closed a transaction under which assets of Arimetco, Inc. (Arimetco), a Nevada corporation, were acquired. Private properties are located in Township 13 North, Range 25 East in Sections 4, 5, 8, 9, 16, 17, and 21, and patented claims are located within Township 13 North, Range 25 East in Sections 16, 17, 19, 21, 31, and 32 and in Township 13 North, Range 24 East in Sections 22-25 and 36.

An additional 434 unpatented claims were staked prior to or subsequent to the acquisition by SPS.

SPS's claims are located in Sections 1, 2, 11-13, 22-27, 35, and 36, Township 13 North, Range 24 East and in Sections 4-9, 16-21, and 30-32, Township 13 North, Range 25 East, Mount Diablo Base & Meridian.

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BLM lode claims
Private and patented lands
T14N
T13N
T13N
T12N
R24E
R25E
R24E
R25E
Yerington Pit
0
0.5
1
miles

Issued by:

TETRA TECH
360 Indiana Street, Suite 500
Golden, CO 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for: Singatse Peak Services, LLC	File Name: Fig 4-3.jpeg
Project: Yerington Copper Project	Project Number: 114-311168
Project Location: Lyon County, Nevada	Date of Issue: Feb 2012

Figure 4-3
Property Map

NI 43-101 Technical Report Mineral Resource	Singatse Peak Services, LLC
Yerington Copper Project

4.3 Mineral Tenure and Title

The purchase of the Arimetco assets was accomplished through a US$500,000 cash payment, 250,000 shares of Quaterra common stock, and a 2% net smelter return royalty capped at $7.5 million on production from any claims owned by Quaterra Alaska, Inc (including Quaterra's MacArthur copper property) in the Yerington mining district.

Ownership of the patented claims and private land is held through payment of county assessed taxes, while unpatented lode claims staked in the United States require a federal annual maintenance fee of $140 each, due by 12:00 pm (noon) on September 1 of each year. Further, each lode claim staked in Nevada requires an Intent to Hold fee of $10.50, plus a $4.00 filing fee, due 60 days after September 1 of each year payable to the County Recorder of the appropriate Nevada county. All SPS claims are current.

Unpatented lode claims have been staked by placing a location monument (two- by two-in by four foot high wood post) along the center line of each claim and two- by two-inch by four-foot high wood posts at all four corners, with all posts properly identified in accordance with the rules and regulations of the BLM and the State of Nevada. Maximum dimensions of unpatented lode claims are 600 feet × 1,500 feet. A complete property listing is included in Appendix A.

4.4 Relevant Information

Copper mining was first recorded at the Yerington Mine site from 1918-1920 at the Empire Mine, and later, beginning in 1953 by Anaconda. From that time forward, the mine operated under different companies until 1999 when Arimetco, the last operator, closed the operation. However, soil and groundwater contamination, alleged to stem from the former mining operation, have been identified on the property.

As a result, a portion of the property acquired by SPS (Figure 4.4) in 2011 is now under the jurisdiction of the US Environmental Protection Agency (USEPA). Liability for the contamination on site is the responsibility of a third party which is actively engaged in remedial investigation and remediation activities under the supervision of the USEPA. Liability for a portion of the site was the responsibility of a now bankrupt entity and the unfunded liability is the financial responsibility of the US taxpayers as governed by USEPA environmental laws.

In order to establish Singatse's position and rights, the acquisition by SPS of the Arimetco properties required a series of rigorous environmental, legal, and technical due diligence studies. In 2008, Chambers Group, Inc. and Golder Associates Inc. conducted a Phase I Environmental Site Assessment (Phase I ESA) for the Yerington Mine Site. A Phase I ESA is intended to serve as an appropriate, commercially prudent, and reasonable inquiry regarding the potential for recognized environmental conditions in connection with the subject property. The 2008 Phase 1 ESA was updated by SRK Consulting (U.S.) Inc. (SRK) in 2010 and again in 2011. These were completed to allow SPS to establish liability protection as a bona fide prospective purchaser (BFPP). Prior to closing on the property, SPS received letters from the Nevada Department of Environmental Protection (NDEP), US Bureau of Land Management (BLM) and the USEPA indicating the post-closing requirements then applicable to the Site for

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SPS to maintain its defense to liability as a BFPP regarding the activities of the former mine owners and operators.

Legal due diligence included a legal description of the property, a chain of title report, and an assignment of water rights. BFPP letters have been received from the NDEP, BLM and USEPA which indicate the basic requirements known as reasonable steps” SPS must take to retain its BFPP defense from existing liabilities on the property.

Technical due diligence included the review and compilation of a wealth of historical data in the Anaconda Collection, American Heritage Center, University of Wyoming, in Laramie. Numerous reports, maps, and historical drilling data have been scanned and entered into an internal data base, allowing an initial review of both past production and remaining mineralization in and around the Yerington pit.

The company controls approximately 8600 acre feet of groundwater rights for use at the site. The places of use for each of the nine water rights which make up this total are on the site, which also contains a pit lake now estimated to contain approximately 37,000 acre feet of water to be dewatered during mining activities. The company believes this water will have a variety of beneficial uses, but will require some costs to make the water available for those beneficial uses.

SPS's 2011 drilling program was restricted to fee mineral properties or patented mining claims in or near the Yerington pit, and approved by the State of Nevada Bureau of Mining Regulation and Reclamation of the Nevada Division of Environmental Protection (NDEP), as an Interim Exploration Permit “BMRR Reclamation Permit #0321”, supported by posting a $70,363 reclamation bond. The interim permit was approved as a final permit on November 7, 2011, by the NDEP.

If SPS elects to conduct exploration on unpatented lode mining claims on public lands administered by the Bureau of Land Management, a Notice of Intent is required if the proposed disturbance is less than five acres. The Notice of Intent includes a description and map of proposed work, supported by a reclamation bond. Proposed disturbance exceeding five acres requires a Plan of Operation, a more comprehensive evaluation of cultural features, vegetation, wildlife, water, and other items, supported by a reclamation bond.

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LINED EVAPORATION PONDS
PUMPBACK EVAPORATION PONDS
UNLINED FINGER EVAPORATION PONDS
UNLINED EVAPORATION POND
PHASE IV VLT HEAP LEACH PAD
SULFIDE TAILINGS
OXIDE TAILINGS
PROCESS SOLUTION RECYCLING PONDS
ARIMETCO PLANT SITE
PROCESS AREA
W-3 WASTE ROCK AREA
PHASE III 4X HEAP LEACH PAD
PHASE III SOUTH HEAP LEACH PAD
PHASE II HEAP LEACH PAD
PHASE IV SLOT HEAP LEACH PAD
WEED HEIGHTS
S-23 (SULFIDE ORE) WASTE ROCK AREA
HEAP LEACH PAD
YERINGTON PIT LAKE
SOUTH WASTE ROCK AREA
WALKER
EXPLANATION
Mine Site Boundary
BLM Administered Land
SPS Private Land Boundary
Oxide Tailings
Waste Rock
Arimetco Heap Leach Pad
Sulfide Tailings

Issued by:	Drawing Provided by/Prepared for: *Singatse Peak Services, LLC*	File Name: 4-4.jpg	Figure 4-4
Prepared by SRK	Project: Yerington Project	Project Number: 114-311168	Singatse Peak Services, LLC
	Project Location: Lyon County, Nevada	Date of Issue: Feb 2012	Property Overview

NI 43-101 Technical Report Mineral Resource	Singatse Peak Services, LLC
Yerington Copper Project

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 Accessibility

Access to the property from the town of Yerington follows US Highway ALT 95 north about one mile to the Burch Street turnoff, a paved road that leads west into the Yerington mine area. Access into the mine area is fenced and restricted. Inside the fenced area a series of roads provide access to all of the property in Township 13 North, Range 25 East. Claims in Township 13 North, Range 24 East are accessed by a number of existing dirt roads leading west from US Highway ALT 95, from one to three miles south of the town of Yerington.

5.2 Climate

The climate is temperate and is characterized by cool winters with temperatures between zero and 50 degrees Fahrenheit and warm to hot summers with temperatures between 50 and 100 degrees Fahrenheit. Average annual precipitation is estimated at three to eight inches per year, with a significant part of this total precipitation falling as snow and increasing with elevation. Work can be conducted throughout the year with only minor delays during winter months due to heavy snowfall or unsafe travel conditions when roads are particularly muddy.

Elevations on the property range from approximately 3,700 feet at the bottom of the Yerington pit to 4,600 feet in the Yerington mine area and approximately 4,600 feet to 5,800 feet in the uplands to the west. The Yerington pit contains approximately 37,000 acre-feet of water, based upon the January 2012 water elevation at 4,227 feet. The pit lake is currently actively fed from the Walker River, the result of a trench cut from the river to the pit during a flood in the late 1990s diverting water into the pit to prevent flooding of the Yerington town site, and from a seep in the west wall of the Yerington pit approximately 100 feet above water level. It is a ground water sink and water levels are shown to be increasing at a decreasing rate, with a 4-foot increase measured in 2011 and a projected equilibrium elevation at approximately 4,240 feet, to be achieved around the year 2025. Yerington pit dimensions are approximately 6,000 feet long ESE to WNW, 2,500 feet wide, and 800 feet deep.

There are no active streams or springs on the remainder of the SPS property. The terrain is moderately steep and sparsely covered by sagebrush and interspersed low profile desert shrubs. All gulches that traverse the property are normally dry.

5.3 Local Resources and Infrastructure

The nearest population center is the agricultural community of Yerington one mile east of the Yeringon pit. Formerly an active mining center from 1953 to 1978 and from 1989 to 1997, Yerington now serves as a base for three active exploration groups: Quaterra Alaska Inc. (MacArthur property) and its subsidiary SPS; Entrée Gold Inc. (Ann Mason copper-molybdenum property); and Nevada Copper Corporation (Pumpkin Hollow Copper Project). Yerington hosts a work force active in, qualified for, and familiar with mining operations within a one-hour drive.

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Yerington offers most necessities and amenities including police, hospital, groceries, fuel, regional airport, hardware, and other necessary infrastructure. One core drilling contractor is based in Yerington. Drilling supplies and assay laboratories can be found in Reno, a 1.5 -hour drive. Reverse circulation drilling contractors are found in Silver Springs, Nevada, 33 miles north, as well as in the Winnemucca and Elko, Nevada areas, within a three- to five-hour drive from the site.

Power is available on site at the Yerington Mine area. Nevada Energy operates a 30 million kW propane-fired, electrical generating power plant within ten miles of the site. The power infrastructure at the Yerington Mine site is expected to be readily available for a future mining operation due to the historical mine operations at the site.

SPS controls approximately 8,600 acre-feet of groundwater rights and the Yerington pit contains an estimated 37,000 acre-feet of water.

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Yerington Copper Project

6.0 HISTORY

6.1 Ownership/Property History

Recorded production in the Yerington mining district dates back to 1883 (Moore, 1969) as prospectors were attracted to and investigated colorful oxidized copper staining throughout the Singatse Range. Knopf (1918) reported that oxidized copper cropped out at the historic Nevada-Empire mine located above the south center of the present-day Yerington open pit. Knopf does not show or reference other mines or prospects that are underlain by the Yerington open pit footprint, as gravel and alluvial cover obscure bedrock over an approximate 0.75 -mile radius around the Nevada-Empire Mine.

Information is sparse for the period from Knopf's reporting in 1918 until World War II, although it is likely that lessees worked the Nevada-Empire during spikes in the copper price. Private reports (Hart, 1915 and Sales, 1915) describe ore shipments and planned underground exploration from a northwest striking, southwest dipping structure at the historic Montana-Yerington Mine area located approximately one mile west of the present-day Yerington pit.

During the 1940s, The Anaconda Company (Anaconda), at that time one of world's major copper producers, sent geologists to the Yerington district whose exploration outlined a 60-million-ton resource over the Yerington pit. During the early 1950s, the US government, citing the need for domestic copper production, offered “start-up” subsidies to Anaconda to open a copper mine in the Yerington district. Anaconda sank two approximately 400-foot-deep shafts in the present-day open pit and drove cross cuts to obtain bulk samples of oxidized rock for metallurgical study. Anaconda began operating the Yerington Mine in 1952 and mined continually through 1979, producing approximately 1.744 billion pounds of copper from an ore body that contained 162 million tons averaging 0.54% Cu. Approximately 104 million tons of this total were oxidized copper ore that was “vat-leached” with sulfuric acid in 13,000-ton cement vats on a seven day leach cycle. Sulfide ores were concentrated on site in a facility that was dismantled and sold following termination of mining in 1979.

In 1976, all assets of The Anaconda Company, including the Yerington Mine, were purchased by the Atlantic Richfield Company (ARCO), which shut down dewatering pumps in the pit and closed the Yerington Mine in 1979 due to low copper prices. In 1982, ARCO sold the entire Yerington Mine complex and Weed Heights town site to Mr. Don Tibbals of Yerington, Nevada, who scrapped the plant and equipment. At closure, before dewatering pumps were shut off, the Yerington mine plan hosted a pre-stripped, non NI 43-101 compliant reserve of 98 million tons averaging 0.36% Cu (Howard, 1979) within their ultimate pit design.

In 1989, Arimetco Inc. (Arimetco) purchased the mine property from Tibbals, commissioned a 50,000-pound-per-day solvent extraction/electrowinning plant, and began heap leaching “sub-grade” dump rock stripped from the Yerington pit by Anaconda. Arimetco also added an unknown tonnage of “vat leach tailings” (minus 3/8 inch oxidized tailings leached during Anaconda's operation) to some heap leach pads (HLP's) as well as trucking oxidized ore from the MacArthur property located approximately five miles north of the Yerington mine site.

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Arimetco produced some 95 million pounds of copper from 1989 to 1999 before declaring bankruptcy due to low copper prices and abandoning the property.

In early 2000 the Nevada Division of Environmental Protection (NDEP) assumed operation of the site on a care and maintenance basis, primarily to ensure that HLP draindown solutions would continue to be maintained.

Following four years of due-diligence studies and negotiations with state and federal agencies, the property was acquired by SPS from the Arimetco bankruptcy court in April, 2011, after receiving BFPP letters from the USEPA, NDEP and BLM to protect SPS from liability emanating from activites of the former mine owners and operations.

6.2 Historical Resources

At the time the property was acquired by SPS in 2011, the historical non-compliant resources at the Yerington Mine itself were reported to be over 120 million tons in the ground at a grade of 0.34% Cu, representing material both within their ultimate pit design (98 million tons of 0.36% Cu) and material outside their design. That historical resource has now been replaced with the current updated NI 43-101 estimate as summarized in Section 14 of this report.

No copper extraction from the Arimetco heaps or mining has occurred since the Arimetco closure in 1999, but residuals from leaching and processing operations conducted by Anaconda and Arimetco (see Figure 4.4) are reported to contain additional, non-compliant resources including:

  Vat leach tailings (VLT) from the former Anaconda processing of oxide ore

  Low grade oxide ore stockpile from the Yerington Pit that was below Anaconda's cut-off grade for oxide ore

  Low grade sulfide ore stockpile from the Yerington Pit that was below Anaconda's cut-off grade for sulfide ore

  Arimetco's heap leach operations for Anaconda oxide tailings, low grade oxide ore from Anaconda's operations, and copper oxide ore mined from the MacArthur Mine located five miles north of the Yerington site

Table 6.1 summarizes a non-compliant estimate of the volume and grade of the residual sources on site. References 2 through 4 shown on the table refer to documents published by the USEPA (EPA), as listed in Section 27, References.

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Table 6-1 Yerington Mine - Historic Resource in Residuals

TABLE 6.1: YERINGTON MINE - RESIDUALS BASED UPON HISTORIC (NON-COMPLIANT) DATA AND CURRENT VOLUME AND DENSITY ESTIMATES
Residual Source	Volume Cu Ft (000's)	Est tons (000's)	Assumed TCu Grade, %	Contained Cu, lbs (000's)	Particle Size	Assumed Recovery %	Recoverable Cu lbs (000's)
Anaconda Oxide Tails (VLT)[1,3,5]	959,717	57,572	0.133	153,601	<0.5 inch	70	107,521
Anaconda Oxide Waste Rock W- 3[1,4]	327,450	19,643	0.226	88,787	ROM	50	44,393
Anaconda Sulfide Low Grade Ore S- 23[4]	38,615	2,316	0.226	10,470	ROM	85	8,900
Arimetco Phase 3 HLP 4[1,2]	138,980	7,951	0.120	19,082	ROM <6 inch	50	9,541
Arimetco Phase 3 HLP S [1,2]	157,595	10,115	0.083	16,710	ROM <6 inch	50	8,355
Arimetco Phase 1/2 HLP [1,2]	36,793	2,263	0.099	4,471	ROM <6 inch	50	2,236
Arimetco Phase 4 Slot HLP[1,2]	237,426	12,925	0.091	23,394	ROM <6 inch	50	11,697
Arimetco Phase 4 VLT HLP [1,2]	176,563	11,555	0.075	17,240	ROM <6 inch	50	8,620
Subtotal Arimetco HLPs	747,357	44,809	-	80,897	-	-	40,449
Grand Total	2,073,139	124,340	-	333,755	-	-	201,262
Notes:
             1 Volume based on SRK 2010 Digitization and Volume calculations using MineSight 3D Software.
             1 Density based on: Draft Supplemental RI Report_OCT_2010 - Page 47.
             2 Grade based on: AnacondaArimetco_RI_Report.pdf - Page 170-172.
             3 Grade based on: VLT XRF DSR July 2010 - Page 99.
             4 Grade based on: HistoricalSummaryReport-YeringtonMine-2010-10.pdf - Page 19.
5 Additional VLT identified as cap on Sulfide Tails, but not quantified.

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Yerington Copper Project

7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology

The Yerington Copper Project property is located in western Nevada near the western boundary of the Basin and Range Province, a land mass of internal drainage encompassing most of the state of Nevada. Basin and Range physiography consists of a series of nearly north-trending ranges separated by alluvial-filled, normal fault-bounded basins. The valley infill may range from tens to thousands of feet of alluvium.

In western Nevada, overprinted on the Basin and Range but not altering its physiographic character, is a major right lateral, northwest trending structural zone called the “Walker Lane” approximately 60 miles wide and generally parallel to the Nevada-California border, between Reno to the northwest and Las Vegas to the southeast. Major ore deposits, principally precious metals, occur in the Walker Lane as does the Yerington copper mining district.

Within Lyon County, Nevada, the Yerington Project area occupies the alluvial-covered eastern flank and bedrock uplands of the central Singatse Range, a modest sized, north trending mountain range.

Regional geology of the Singatse Range, including the Yerington mining district is displayed in Figure 7-1 (Proffett and Dilles, 1984) from which the following text has been adapted.

The oldest rocks of the Singatse Range are an approximate 4,000-foot section of Late Triassic, intermediate and felsic metavolcanics, and sedimentary rocks forming the McConnell Canyon Formation, associated with volcanic arc development along the North American Continent during the Mesozoic Period.

This sequence is disconformably overlain by a series of Upper Triassic carbonates, meta-sediments, and volcaniclastics that are, in turn, overlain by Upper Triassic limestone, siltstone, and tuffs, and by argillite thought to span the Triassic-Jurassic boundary. Jurassic limestone is succeeded by gypsum and sandstone, and by andesitic volcanics that may signal the beginning pulse of middle Jurassic plutonism.

Middle Jurassic plutonism, possibly related to the igneous activity that formed the Sierra Nevada Mountains to the west, resulted in emplacement of two batholiths comprising the Singatse Range, including the Yerington Batholith extending across 40 miles from the Wassuk Range on the east to the Pine Nut Range on the west. East-west striking structural zones mark the contacts between igneous rock and older, outlying Mesozoic basement at the north and south ends of the Singatse Range; the structures can be projected through the adjoining basins.

The Yerington Batholith comprises three intrusive phases emplaced between 169 Ma to 168 Ma (Proffett and Dilles, 1984): an early granodiorite pluton; a second phase of medium-grained quartz monzonite, creating a finer-grained „'border phase quartz monzonite” where in contact with granodiorite; and, finally, a medium-grained porphyritic quartz monzonite emplaced as a stock with cupolas developed over its top. Porphyry dike swarms sourced from the youngest

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NI 43-101 Technical Report Mineral Resource	Singatse Peak Services, LLC
Yerington Copper Project

phase, the porphyritic quartz monzonite, cut the cupolas. Copper mineralization formed contemporaneously with the dike swarms. Andesite and rhyolite dikes represent the final phase of Mesozoic igneous activity.

Mesozoic rocks were deeply eroded and then covered by Mid-Tertiary tuffs and lesser sedimentary rocks. The entire package was subsequently faulted along north-trending, downward and east dipping faults that resulted in extension and major westerly tilting.

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Singatse Peak Services
Property Outline
Yerington

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, CO 80401 (303) 217-5700 (303) 217-5705 fax	*Singatse Peak Services, LLC*	7-1.jpg	**Figure 7-1** **Regional Geology Map**
	Project: Yerington Project	Project Number: 114-311168	
	Project Location: Lyon County, Nevada	Date of Issue: Feb 2012

NI 43-101 Technical Report Mineral Resource	Singatse Peak Services, LLC
Yerington Copper Project

7.2 Local Geology

The Yerington Copper property includes both the Yerington Deposit and a portion of the Bear Deposit which represent two of three known porphyry copper deposits in the Yerington district. Like the Ann Mason copper deposit located 2.5 miles to the west, the Yerington and Bear Deposits are hosted in Middle Jurassic intrusive rocks of the Yerington Batholith.

Copper mineralization on the property occurs in all three phases of the Yerington Batholith. Intrusive phases, from oldest to youngest, are known as the McLeod Hill Quartz Monzodiorite (field name granodiorite), the Bear Quartz Monzonite, and the Luhr Hill Granite, the source of quartz monzonitic (i.e. granite) porphyry dikes related to copper mineralization.

Following uplift and erosion, a thick Tertiary volcanic section was deposited, circa 18-17 Ma. This entire rock package was then extended along northerly striking, down-to-the-east normal faults that flatten at depth, creating an estimated 2.5 miles of west to east dilation-displacement (Proffett and Dilles, 1984). The extension rotated the section such that the near vertically-emplaced batholiths were tilted 60° to 90° westerly. Pre-tilt, flat-lying Tertiary volcanics now crop out as steeply west dipping units in the Singatse Range west of the Yerington Mine Copper property. The easterly extension thus created a present-day surface such that a plan map view actually represents a cross-section of the geology.

7.3 Property Geology

Current knowledge of Yerington Mine geology benefits from detailed geologic mapping by Anaconda geologists on various pit benches during mining operations from the 1950s to the 1970s. SPS gained access to this data through membership in the Anaconda Collection – American Heritage Center housed on the campus of the University of Wyoming, Laramie, Wyoming. Further, of the approximately 700 exploration core holes drilled by Anaconda to define the Yerington Mine ore body, one-half splits of approximately 20 per cent of the core were stored in a recoverable manner on the mine site. SPS moved the core to a dry location for relogging and reassay to understand Anaconda geology as it relates to copper mineralization.

Anaconda referenced Yerington pit geology and drill hole locations alphabetically, on a 100-foot by 100-foot north-south/east-west grid, beginning at the east end of the pit with cross section “A minus 100”, “A”, “A+100”, “B”, “B+100”, etc. progressing westerly to “Z+100”, ending westerly with “AA”, as illustrated in Figure 7-2.

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0
500
1000
1500

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, CO 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for:	File Name:
Singatse Peak Services, LLC	7-2.jpg
Project: Yerington Project	Project Number: 114-311168
Project Location: Lyon County, Nevada	Date of Issue: Feb 2012

Figure 7-2
Anaconda Section Lines

NI 43-101 Technical Report Mineral Resource	Singatse Peak Services, LLC
Yerington Copper Project

The three intrusive phases of the middle Jurassic Yerington Batholith, exposed in the Yerington pit, have been intruded by at least six porphyry dikes originating from the youngest batholithic phase, the Porphyritic Quartz Monzonite (PQM). Anaconda geologists identified petrographically similar porphyry dikes by number, e.g. QMP1, QMP1.5, QMP2, QMP2.5, QMP2.7, QMP3, with the lowest numbers representing the earliest and strongest copper mineralized dike activity. Younger Jurassic rhyolite and andesite dikes followed. Cross-cutting relationships in pit walls allowed Anaconda geologists to determine age relationships of the dikes. A determination in core is more difficult. The oldest dikes are the best mineralized, especially QMP which averaged 0.80% to 2.0% TCu (J. Proffett, 2010, personal communication).

Yerington Mine rock descriptions used by SPS to log 2011 drill holes and to re-log historic Anaconda core follow, with reference to Anaconda cross section nomenclature.

7.3.1 Porphyritic Quartz Monzonite (PQM)

Medium-grained equigranular to porphyritic quartz monzonite with large (1-2 cm) K-feldspar phenocrysts, 5-10% hornblende, 5-10% biotite, 10-20% anhedral quartz and plagioclase more abundant than K-feldspar. The large K-feldspar phenocrysts are pink and constitute 5-10% of the rock; however, K-feldspar also occurs as 1-4 mm anhedral grains intergrown with plagioclase and quartz. The rock is differentiated from the quartz monzonite porphyries by the lack of an aplitic groundmass (PQM has a more intergrown texture). Also, feldspar phenocrysts are commonly in contact.

PQM represents the cupola of porphyry copper deposits throughout the Yerington district and is the source for the porphyry dikes. It most commonly occurs on the northeastern and southeastern portions of the pit.

7.3.2 Granodiorite (GD)

An olive green fine-grained rock with 5-15% hornblende, 2-10% biotite, 20% quartz, and a one-third K-feldspar/plagioclase ratio. Minor magnetite and other opaques are common. GD is the finest-grained and most mafic-rich of the equigranular rocks. It is not commonly mapped in the Yerington pit but, when present, it most commonly occurs on the western portion of the pit.

7.3.3 Quartz Monzonite (QM)

Medium-grained equigranular whitish rock with 5-10% hornblende, 1-2% biotite, 10-15% quartz, 1-3% sphene, and nearly equal amounts of plagioclase and K-feldspar. It is usually coarser-grained than the border phase quartz monzonite and granodiorite. QM is most commonly observed on the eastern and east-central portion of the pit.

7.3.4 Border Phase Quartz Monzonite (BQM)

BQM represents the contact „rind' between the quartz monzonite and granodiorite. The rock is the most common equigranular rock mapped in the pit and finer-grained than the quartz monzonite. It is characteristically fine- to medium-grained but locally subequigranular to subporphyritic BQM. It has a pinkish hue and contains 5-10% hornblende, 2-5% biotite, 15-20%

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quartz and nearly equal amounts of plagioclase and K-feldspar. It most commonly occurs in the east-central to western portions of the pit.

7.3.5 Equigranular Quartz Monzonite (QME)

Found in the east-central to western portions of the pit, QME is described as an „igneous breccia' related to the Quartz monzonite porphyries at Yerington. The rock is difficult to distinguish from the border phase quartz monzonite as it differs only in age relationships and in the presence of quartz vein fragments. QME was the first equigranular rock mapped in the pit, later removed, and then reinstated as a valid rock type. The rock is differentiated by age relationships as it contains fragments of the QMP2 dike and granodiorite within it.

7.3.6 Porphyry Dikes

Porphyry dikes are almost impossible to differentiate without cross-cutting relationships observed on pit benches by Anaconda geologists.

7.3.7 QMP1

QMP1 is the main mineralized host in the Yerington pit. It contains 70-95% fine-grained groundmass with granular quartz and K-spar with minor biotite (aplitic). The phenocrysts consist of 2-10% hornblende, 2-10% biotite, 1-10% quartz eyes, 2-10% K-spar, and 35-40% 2-4mm plagioclase. Phenocrysts are commonly not in contact or are in point contact.

QMP1 almost always grades better than 1% Cu and commonly grades higher than 2% Cu. It contains at least 10% quartz (A-type) veinlets, but locally contains 30-40% quartz veinlets. The veining commonly obscures the porphyritic texture. Bornite and chalcopyrite are present as well as secondary magnetite occurring in distinct veinlets or with quartz (A-type) veins.

Primary potassium feldspar crystals turn a purple-gray color upon altering to plagioclase. Fine, shreddy biotite is also observed due to the potassic alteration. The lens-shaped dike has been mapped as far west as the N and N+100 section lines. The eastern extension in the pit is unclear.

7.3.8 QMP1.5

QMP1.5 is commonly chilled and is differentiated from the QMP1 and QMP2 as it cuts the QME. The rock has abundant A-veins with bornite, chalcopyrite, and secondary magnetite. The percent of sulfide and veining is less than that of the QMP1. QMP1.5 commonly runs 0.8 -1% Cu but mineralogically it is the same as the QMP1.

QMP1.5 has been mapped from at least the N+100 to the V+100-section line; the eastern extension is unknown. The thickest development is from the T+100 section line to the V-section line (on the 4,000-foot bench elevation).

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7.3.9 QMPc

Any of the porphyry dikes can have a chilled margin at the contact with another rock type causing a dark green to gray fine-grained groundmass with 2-4 mm white feldspar phenocrysts. However, there seems to be a QMPc dike that is separate from this contact phase; it may be the same dike as QMP1.5. It is possible that its occurrence is coeval with QMP1. It is described as having 70-95% fine-grained groundmass containing granular quartz and K-feldspar as well as biotite and muscovite (which make up 30% of groundmass). This dike has chalcopyrite and bornite as well as secondary magnetite occurring in abundant A-veins.

7.3.10 QMP2

QMP2 is mineralogically similar to the QMP1 and QMP1.5 dikes, but does have a few slight differences. It contains 50-80% fine-grained groundmass with granular quartz and K-feldspar (aplitic, but without biotite). Mafic phenocrysts are hornblende and biotite, but hornblende is more abundant than in the QMP1 and QMP1.5 (causing a higher hornblende:biotite ratio). K-feldspar phenocrysts are also generally larger than that of the QMP1 and QMP1.5.

Proffett (J. Proffett, verbal communication) describes it as a “run of the mill porphyry”.  Mineralization consists mainly as chalcopyrite with some bornite. The grade varies from 0.2 to 0.8% Cu. Distinct A-veinlets are rare (1-2%) with more common B-type veinlets. B-type veinlets are quartz veinlets with coarse-grained inward growing quartz crystals. Magnetite is usually absent or sparsely present. Its groundmass is usually lighter in color than that of the QMP1 and QMP1.5.

USTs (unidirectional solidification textures) are commonly associated with the QMP-2 which represent the apex of the porphyry. These are identified by quartz crystals growing in a distinct direction (downward on the porphyry). It is sometimes described as „brain-rock'. This porphyry has been identified from at least the N section line to the U-section line, but is cut off in spots due to the QMP2.5.

7.3.11 QMP2.5

Porphyry dikes mapped as QMP2.5 are mineralogically similar to QMP2, but have a higher hornblende:biotite ratio. They are characteristically low in grade (0.1 -0.2% Cu), but do “get good in spots” (J. Proffett, personal communication). Mafics are weakly biotized to unbiotized. QMP 2.5 has little to no quartz veining and a high pyrite to chalcopyrite ratio.

East of the O-section line there are areas where the dike has 2-10% quartz veining with a grade of 0.4% Cu and even as high as 0.6% Cu with chalcopyrite and bornite. In this zone, the dike contains rectangular mafics that were hornblende, but are now chlorite. It is believed the dike “changes character”. It cuts off the QMP2 and exists from at least the N-section line to the S+100-section line.

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7.3.12 QMP3

QMP3 is probably the most easily recognized porphyry at the Yerington pit. The dike contains 60-80% fine-grained groundmass with angular K-feldspar and quartz and subhedral plagioclase laths. The groundmass can contain fine shreds of chlorite and muscovite. Mafic phenocrysts are mostly hornblende with minor biotite. Mafic phenocrysts are fresh to chloritized with little to no biotization. The rock has very few quartz veins (≤1%) and pyrite is the most abundant sulfide mineral. The grade ranges from <0.1 to 0.1% Cu.

7.3.13 Rhyolite

White to gray siliceous dikes occur sporadically throughout the Yerington pit. These dikes are 60-70% fine-grained quartz, 20-25% white feldspar phenocrysts, and 5-10% hornblende and biotite (usually hornblende>biotite). These dikes have little to no mineralization.

7.3.14 Andesite

A fine-grained dark gray to green rock with a commonly chloritized groundmass is mapped as andesite. The groundmass is composed mainly of hornblende and biotite. The rock contains 10-15% plagioclase phenocrysts, 2-4 mm in length, that may be epidotized. The andesite is not mineralized but may contain up to 2% pyrite with only trace amounts of chalcopyrite. These dikes range from 1-10 foot in thickness and occur sporadically throughout the pit.

7.3.15 Alteration

Alteration types recognized in drill core at the Yerington Mine Copper property are common to those found in many mineralized porphyry copper systems. Mid-Tertiary downward and eastward extensional faulting exposes a porphyry copper deposit in cross section lying on its side with its top toward the west end of the Yerington pit. Limonite brownish sericite alteration (the pre-tilt upper, original pyrite-rich phyllic shell) is exposed at the west end of the pit. Potassically altered secondary biotite and magnetite dominant alteration in the center of the pit grades easterly into off-white sodic-rich rock (sodic-calcic alteration), the pre-tilt base near the eastern pit boundary. A thin slice of Tertiary volcanics underlying the alluvial gravels is exposed in pit benches at the west end of the pit.

7.3.15.1 Propylitic

Propylitic alteration is common throughout the Yerington Mine property in all rock types. This alteration type occurs as chlorite replacing hornblende, and especially epidotization as veining, coatings, and/or flooding on the granodiorite. Calcite veining is present but not commonly observed in core or drill cuttings. Feldspars are commonly unaltered. Propylitic alteration frequently overprints or occurs with the alteration types described below.

7.3.15.2 Quartz-Sericite-Pyrite (QSP)

Phyllic alteration is most frequently characterized by tan to light green sericite partially or completely replacing hornblende and/or biotite sites. When phyllic alteration becomes more

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intense, plagioclase and/or K-feldspar sites are also replaced by sericite. The altered mafics and feldspars are accompanied by a significant addition of pyrite, locally up to 10%. However, these minerals do not replace mafic or felsic sites. Sericitic altered zones are often quite siliceous; however, it is unclear if this is due to quartz addition or just the destruction of other primary minerals.

Phyllic alteration is most pervasive and intense near the west-central Yerington pit. The alteration type does not show preference with rock type and has been described in the granodiorite, quartz monzonite, and the porphyries.

7.3.15.3 Potassic Alteration

Potassic alteration occurs as shreddy, fine-grained biotite replacing hornblende along with secondary disseminated magnetite. To a lesser extent, there is potassium feldspar replacing plagioclase within the rock as well as in vein halos. Potassic alteration occurs in the central part of the Yerington pit coinciding with the most intense and extensive quartz veining, and highest grade copper mineralization.

Potassic alteration is best observed in oldest (highest grade) porphyry dikes as well as the granodiorite and quartz monzonite hosts.

7.3.15.4 7.3.1.4 Sodic-Calcic Alteration

Pervasive sodic-calcic alteration, described by Anaconda geologists as sodic flooding, occurs at the east end (pre-tilt base) of the Yerington pit, creating off-white, hard altered rock. This type of alteration most frequently occurs as albite replacing K-feldspar and as chlorite, epidote, or actinolite replacing hornblende and/or biotite. In the most intense zones of sodic alteration, the mafics are completely destroyed.

7.3.15.5 7.3.1.5 Silicification

Silicification occurs as a wholesale replacement of the rock, more common in mineralized porphyry dikes.

7.3.15.6 Supergene alteration

Supergene, or secondary enriched copper minerals, made only a minor contribution to Yerington mine production due to insufficient pyrite available for oxidation and creation of sulfuric acid. Chalcocite, the primary result of secondary enrichment, occurs randomly toward the west end (pre-tilt top) of the Yerington pit. Chalcocite is rarely mentioned in review of historic Anaconda drill logs.

SPS's drill holes collared on the west-northwest side of the pit intersected narrow, isolated chalcocite mineralization typically 0.1x% Cu over 10 to 20 feet thickness. The thickest chalcocite intercept measured 0.15% Cu over 95 feet in drill hole SP-014A (180/-70°/1000') from 435 feet to 540 feet. The transition from oxide (green and / or black) copper to primary

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sulfide copper mineralization is sharp and consistently chalcocite-absent throughout the pit excepting the west pit area noted above.

The oxide – sulfide surface across the Yerington pit generally occupies the 4,100 foot elevation as a rather smooth, undulating surface with local “divots” down to 3900 feet in places, ostensibly where oxidation followed fracturing downward. Base of oxidation in limited SPS drilling confirmed the general 4,100 foot elevation.

7.4 Mineralization

7.4.1 Yerington Mine Porphyry Copper Deposit

The Yerington Mine produced approximately 162 million tons of ore grading 0.54% Cu, of which oxide copper ores amenable to leaching accounted for approximately 104 million tons. A 1971 snapshot of head grades shows oxide mill head grade averaging 0.53% Cu and sulfide grades ranging from 0.45% to 0.75% Cu (D. Heatwole, personal communication).

The general geometry of copper mineralization below the Yerington pit is shown by the Datamine view of the resource model (Figure 7-3). The elongate body extends 6,600 feet along a strike of S62ºE. The modeled mineralization has an average width of 2,000 feet and has been defined by drilling to an average depth of 250 feet below the pit bottom at the 3,800-foot elevation.

Figure7-3 Datamine View through Half of Model Looking East Though the Yerington Pit

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Because of the economic constraints of low copper prices at the time, many Anaconda holes were aborted when still in mineralization and very few were drilled below the 3,400 level where the porphyry system remains nearly unexplored. Only six deep holes drilled by Anaconda tested the pit area below the 3,000 level; only four of which (Anaconda Holes D158, D152, D174, and V2-28-33) actually explored the deep vertical projection of mineralization in the pit.

Holes D158, D152, and D174 were three of five holes drilled along a N-S oriented section through the pit during the period of 1969 -1970 (Figure 7-4). M.T. Einaudi (1970) summarized the results of the deep drilling program as defining a series of nested, concave upward, grade shells that are elongated down the N 70º dip of the dikes with the 0.2% Cu zone extending to approximately the 2,600 level; an overall dip distance of 2,200 feet. Although the program encountered an increasing ratio of pyrite to chalcopyrite, there was no indication of a “barren core”, and the porphyry dikes showed a “remarkable continuity” down dip.

The study also established a 250 to 500 foot thick zone of fracture hosted and disseminated molybdenite mineralization that wraps around the sulfide zone near the chalcopyrite / chalcopyrite-pyrite transition. The outer limit of the molybdenite matches “in detail” the outer limit of the +0.1% Cu zone. The report concluded that the drill program had “demonstrated the existence of considerable reserves of +0.2% Cu” (not to be considered as NI 43-101 compliant) below the northern portion of the pit.

Figure 7-4 displays the location of Anaconda's deep holes in section N+100 (looking west) showing +0.2%TCu (yellow) and 0.1%TCu (blue) intervals intercepted below the current resource model.

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Figure 7-4 Resource Model at Anaconda Section N+100 (2,436,536N)

The copper mineralization and alteration throughout the Yerington district and at the Yerington Mine are unusual for porphyry copper camps in that the mineralization is “stripey”, occurring in WNW striking bands or stripes between materials of lesser grade. Clearly, much of this geometry is influenced by the strong, district-wide WNW structural grain observed in fault, fracture and, especially, porphyry dike orientations. Altered, mineralized bands range in width from tens of feet to 200-foot-wide mineralized porphyry dikes mined in the Yerington pit by Anaconda.

Oxide copper occurred throughout the extent of the Yerington pit, attracting the early prospectors who sank the Nevada-Empire shaft on copper showings located over the present-day south central portion of the pit. To extract the copper oxides, Anaconda produced sulfuric acid on site, utilizing native sulfur mined and trucked from Anaconda's Leviathan Mine located approximately 70 miles west of Yerington.

Greenish, greenish-blue chrysocolla (CuSiO3.2H20) was the dominant copper oxide mineral, occurring as fracture coatings and fillings, easily amenable to an acid leach solution. Historic Anaconda drill logs note lesser neotocite, aka black copper wad (Cu, Fe, Mn), SiO2 and rare tennorite (CuO) and cuprite (Cu2O). Oxide copper also occurs in iron oxide/limonite fracture coatings and selvages.

Chalcopyrite (CuFeS2) was the dominant copper sulfide mineral occurring with minor bornite (Cu5FeS4) primarily hosted in A-type quartz veins in the older porphyry dikes and in quartz

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monzonite and granodiorite, as well as disseminated between veins in host rock at lesser grade. The unmined mineralized material below the current pit bottom is primarily of chalcopyrite mineralization.

7.4.2 Bear Porphyry Copper Deposit

The mineralization of the Bear copper deposit, located partially in the northeast corner of the Yerington Mine property represents primary copper mineralization related to micaceous veining rather than A-type quartz veining common in the Yerington Mine porphyry system.

The Bear Deposit was discovered in 1961 by Anaconda during condemnation drilling in the sulfide tailings disposal area. The program identified chalcopyrite mineralization hosted in a porphyry system below 500 to 1,000 feet of valley fill and unmineralized bedrock. Historic resources in the Bear Deposit are reportedly more than 500 million tons of material averaging 0.4% copper (Dilles and Proffett, 1995). The deposit is known to extend beyond the boundaries of SPS properties. The percentage of the resource estimate controlled by SPS properties is unknown.

Historic estimates of the Bear Deposit are not NI 43-101 compliant and should not be relied upon. A qualified person has not done sufficient work to classify these historic estimates as a current mineral resource and SPS does not treat them as such. In order to do so, they will have to be confirmed by additional drilling.

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8.0 DEPOSIT TYPES

The Yerington Mine represents a partially mined porphyry copper deposit hosted in porphyry dikes that formed in stocks of the upper Yerington Batholith. The Yerington porphyry system has been tilted westerly so that the plan view of the deposit is a cross sectional exposure. Mining has revealed an alteration geometry displaying the original pyrite-rich cap (present-day leached sericite-limonite on the west end of the Yerington pit) grading downward easterly to quartz-sericite-pyrite alteration and to potassic alteration in the central portion of the pit, and then continuing to a soda-flooded root zone at the eastern end.

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9.0 EXPLORATION

SPS exploration at the Yerington Mine Copper property was confined to drilling along accessible pit ramps and access roads along the sides of the Yerington pit.

There was no exploration work other than drilling completed by SPS during 2011.

Historically, the property in the area of the Yerington pit has been drilled extensively by Anaconda and ultimately resulted in the extraction of over 1.7 billion pounds of copper.

Only very limited drilling has been conducted on the Bear Deposit by Anaconda and Phelps Dodge, resulting in a non-compliant historic resource estimate of 500 million tons at an average grade of 0.4% Cu.

9.1 Geophysics

During the 1952 to 1979 period of mine operation at the Yerington Mine, Anaconda completed a number of geophysical surveys, including an aeromagnetic survey, a ground magnetic survey, and an induced polarization-resistivity survey. Published gravity data were examined to estimate alluvial thicknesses in Mason Valley east of the Yerington mine. These surveys covered much more additional ground than SPS's Yerington Copper Mine property.

One of the more successful ore-finding geophysical techniques was an in-situ induced polarization-resistivity and magnetic susceptibility survey taken over the pit floor during mining advance. This technology and innovation, developed by Anaconda geophysicist G.H. Ware, was able to define mineralization by tracking secondary magnetite alteration associated with the ore-bearing QMP1 dike within the Yerington pit (Ware, 1979).

SPS has not yet commissioned additional geophysical surveys over the Yerington Mine property. However, going forward, SPS will review historic geophysical data to determine where follow-up surveys are necessary and target those potential sites.

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10.0 DRILLING

10.1 Historical Drilling

Considerable exploration drilling was conducted by Anaconda during its long tenancy of the project which resulted in the current day Yerington pit. Although the actual number of exploration drill holes and footages is unknown, historic records indicate that well over a thousand holes, including both core and rotary, were drilled in exploration and development at the Yerington pit alone.

At the Anaconda Collection – American Heritage Center, University of Wyoming at Laramie, a huge inventory of Anaconda data is available for review. In an effort to obtain drill hole information on the Yerington Project, approximately 10,000 pages of scanned drill hole records from the library were reviewed and drill hole lithology, assays, and/or survey coordinates were initially recorded on almost 800 drill holes by SPS. While some holes contained only lithologic or assay summary information, after final verification (discussed further in Section 12), 558 of those contained adequate detailed assay, hole location and orientation information to be used in the resource estimation.

Questionable hole location or inadequacy of detailed assay data were the primary reasons for a hole being considered unacceptable for inclusion in the data base.

Of additional benefit to the SPS program, core left on site by Anaconda was available for assay by SPS. As part of the validation of the Anaconda data, selected intervals from 45 Anaconda core holes were shipped to Skyline Labs for assay to compare with assays recorded from the historic documents. A further discussion is found in the Section 12 of this report.

Although historic drilling included intervals which were subsequently mined by Anaconda, they remained in the data base for statistical and interpolation purposes. Anaconda drill hole locations incorporated into the SPS data base are shown in Figure 10-1 along with SPS drill hole locations and sites of re-assayed core. A full coordinate listing of SPS and historic drill holes used in this study is included in Appendix B.

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SP-011
SP-014A
SP-013
SP-012
SP-010
SP-006
SP-004
SP-018
SP-024
SP-022
14,666,000N
SP-020
SP-021
SP-023
SP-034
SP-026
SP-002
SP-003
SP-001
SP-025
SP-016
SP-036
SP-039
SP-040
SP-027
SP-028
SP-031
SP-037
SP-019
SP-035
SP-017
SP-032
2,448,000E
2,450,000E
2,452,000E
SP-014
SP-029
SP-030
SP-015
SP-034A
SP-009
SP-005
SP-007
SP-033
SP-008
14,662,000N
Historic Anaconda Hole
SPS Exploration Hole
SPS Twin drill hole
Anaconda core re-assayed by SPS
0
500
1,000
feet

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, CO 80401 (303) 217-5700 (303) 217-5705 fax	*Singatse Peak Services, LLC*	10-1.jpg	**Figure 10-1** **Yerington Pit Showing Historic & SPS Drilling**
	Project: Yerington Project	Project Number: 114-311168	
	Project Location: Lyon County, Nevada	Date of Issue: Feb 2012

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Yerington Copper Project

10.2 Current Drilling

SPS's 2011 drilling program totaled 21,887 feet in 42 holes including 6,871 feet of core in 14 core holes and 15,016 feet of reverse circulation (RC) in 28 RC holes (Figure 10-1). The core holes and four RC holes were drilled to twin Anaconda core holes, while the remaining RC holes were targeted for expansion of mineralization laterally and below historic Anaconda drill intercepts along the perimeter of the Yerington pit.

Hole siting was seriously hampered by pit wall geometry and by the presence of the pit lake, and was confined to selected benches within the Yerington pit in order to maintain safe access around the existing pit lake. One hole, SP-038, collared approximately 5,000 feet northwest of the Yerington pit, is an 830 foot RC precollar hole scheduled for core finish during 2012.

The total area covered by the drilling resembles an elliptical doughnut (the accessible ramps and roads along perimeter within the Yerington pit) measuring approximately 6,000 feet west-northwest by 2,500 feet. Drill hole spacing is irregular due to access and safety limitations within the pit. Two RC holes were drilled outside of pit benches, one along the northwest pit rim, and one approximately 5,000 feet northwest of the pit. Two core holes, twinned by two RC holes, were drilled on the eastern pit rim.

SPS's drill holes, as well as other necessary survey control, have been surveyed by SPS staff using a Trimble XHT unit with horizontal accuracy to within one-half meter and vertical accuracy from one-half to one meter.

Eleven drill holes were downhole surveyed. The downhole survey work, using a surface recording gyro system, was contracted to International Directional Services LLC based in Elko, Nevada.

Table 10-1 provides basic information for 2011 drilling by SPS, and Table 10-2 details the new significant intercepts that were added to the data base. A full listing of intercepts greater than 0.10% Cu from all SPS holes is included in Appendix C.

Table 10-1 2011 Drilling Yerington Copper Project

Drill Hole	Azimuth	Dip	Total Depth (ft)	Purpose	Type
SP-001	0	-90	207.5	Twin	Core
SP-002	0	-90	259	Twin	Core
SP-003	0	-90	405	Twin	Core
SP-004	0	-90	803.5	Twin	Core
SP-005	0	-90	390	Expl	RC
SP-006	0	-90	791	Twin	Core
SP-007	0	-90	340	Expl	RC
SP-008	0	-90	435	Expl	RC
SP-009	0	-90	355	Expl	RC
SP-010	90	-70	741	Twin	Core

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Drill Hole	Azimuth	Dip	Total Depth (ft)	Purpose	Type
SP-011	180	-60	500	Expl	RC
SP-012	180	-60	1000	Expl	RC
SP-013	180	-70	1000	Expl	RC
SP-014	0	-90	341.5	Twin	Core
SP-014A	180	-90	1000	Expl	RC
SP-015	0	-90	438	Twin	Core
SP-016	180	-70	780	Expl	RC
SP-017	0	-90	216.5	Twin	Core
SP-018	90	-70	530	Expl	RC
SP-019	0	-90	300	Twin	Core
SP-020	180	-80	265	Expl	RC
SP-021	180	-60	720	Expl	RC
SP-022	180	-60	940	Expl	RC
SP-023	180	-60	596	Twin	RC
SP-024	0	-90	780	Expl	RC
SP-025	0	-90	610	Expl	RC
SP-026	180	-60	655	Expl	RC
SP-027	0	-90	797	Twin	Core
SP-028	0	-90	300	Twin	RC
SP-029	0	-90	560	Twin	RC
SP-030	0	-90	460	Twin	RC
SP-031	0	-90	162	Twin	Core
SP-032	0	-90	506	Twin	Core
SP-033	0	-90	190	Expl	RC
SP-034	180	-60	903	Twin	Core
SP-034A	0	-90	365	Expl	RC
SP-035	0	-60	190	Expl	RC
SP-036	0	-60	550	Expl	RC
SP-037	180	-60	180	Expl	RC
SP-038	90	-60	830	Expl	RC
SP-039	0	-60	295	Expl	RC
SP-040	0	-55	200	Expl	RC

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Table 10-2 2011 Listing Of Significant Intercepts Yerington Copper Project

Drillhole ID	From	To	Thickness (ft)	TCu %
SP-004	228	752.5	524.5	0.35
Including	265	353	88	0.69
SP-006	204	408	204	0.53
	430.5	770	339.5	0.38
SP-010	258	369	111	0.71
	429	634	205	0.35
SP-023	10	600	590	0.21
Including	425	490	65	0.37
SP-035	0	190	190	0.23
Including	75	90	15	0.73
SP-036	230	325	95	0.28
SP-039	0	45	45	0.25
	135	215	80	0.3
SP-040	0	200	200	0.24
Including	170	200	30	0.49

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11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

Tetra Tech has reviewed all of the Quaterra sample preparation, handling, analyses, and security procedures. It is Tetra Tech's opinion that the current practices meet NI 43-101 and CIM defined requirements.

It is the opinion of Tetra Tech that during the period from 1952 to 1979 when Anaconda operated the Yerington Mine, the drill samples taken by Anaconda were representative of the deposit and the methodologies commonly used by the industry at that time. This statement applies to samples used for the determination and publication of operating costs and profit by The Anaconda Company, a US publicly traded company, as well as for mine head grades, lithology, densities, and metallurgical performance.

While no details are available regarding Anaconda's exact assaying protocol and quality control during the period the Yerington copper mine was operating, public records of profit and cost confirmed that the techniques and procedures implemented conformed to industry standards for that era.

11.1 Current Drilling Methods and Details

SPS explored the Yerington Mine Copper property with both RC and diamond core drilling methods. Paramount concern for safety restricted SPS drill sites to selected ramps and access along sides of the Yerington pit.

Core drilling was contracted to Ruen Drilling, Inc., Clark Fork, Idaho, who operated a track-mounted rig. Two RC drill contractors were engaged: George DeLong Construction, Inc., Winnemucca, Nevada, operating a truck-mounted rig, and Diversified Drilling LLC, Missoula, Montana, operating a track-mounted rig. Ruen operated round-the-clock, while the RC crews ran one 12-hour shift. Down-hole surveys were completed on nine drill holes.

Drill footage during 2011 amounted to 21,887 feet in 42 holes including 6,871 feet of core in 14 holes and 15,016 feet of RC drilling in 28 holes. Approximately 4,300 samples were collected and shipped for sample analyses. Samples were analyzed for total copper (TCu), gold, and a 47 element trace element package. Samples representing oxide mineralization and acid soluble sulfide copper were also analyzed for acid soluble copper and for ferric sulfate soluble copper. Rock quality designations (RQD) and magnetic susceptibility measurements were taken on all core which was photographed following geologic logging. Selected core was used to provide 23 bulk density measurements.

11.2 Reverse Circulation Drilling Sampling Method

All RC drilling is conducted with water added to eliminate dust. Diversified Drilling LLC uses a percussion hammer with interchange sampling system. Samples are collected in a conventional manner via a cyclone and standard wet splitter. Samples are collected in 17-in by 26-in cloth bags placed in five-gallon buckets to avoid spillage of material. Sample bags are pre-marked by SPS personnel at five-foot intervals and also include a numbered tag inserted into a plastic bag

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bearing the hole number and footage interval. Collected samples, weighing approximately 15 to 20 pounds each, are wire tied and then loaded onto a ten-foot trailer with wood bed allowing initial draining and drying. Each day SPS personnel or the drillers at the end of their shift, haul the sample trailer from the drill site to SPS's secure sample preparation warehouse in Yerington, Nevada. Samples for geologic logging are collected at the drill site in a mesh strainer, washed, and placed in standard plastic chip trays collected daily by SPS personnel.

11.3 Core Drilling Sampling Method

Core diameter was HQ (approximately 2.75 -inch diameter). Following convention, the drill crew at the drill site placed core samples in wax-impregnated, ten-foot capacity cardboard boxes. Sample boxes were delivered to SPS's secure sample warehouse in Yerington, Nevada by the drill crew following each 12-hour shift.

11.4 Sample Quality

It is Tetra Tech's opinion that SPS's samples of the Yerington Mine Copper Project are of high quality and are representative of the property. This statement applies to samples used for the determination of grades, lithologies, and densities.

11.5 RC Sample Preparation and Security

RC sample bags, having been transported on a ten-foot trailer by drill crews or by SPS personnel from the drill site to the secure sample warehouse, are unloaded onto suspended wire mesh frames for further drying. Diesel-charged space heaters assist in drying during winter months. Once dry, four to five samples are combined in a 24- by 36-inch woven polypropylene transport (“rice”) bag, wire tied, and carefully loaded on plastic lined pallets. Each pallet, holding approximately 13 to 15 rice bags, is shrink-wrapped and further secured with wire bands. Each pallet is weighed. Pallets are picked up and trucked by Skyline Assayers & Laboratories (Skyline) personnel who operate a sample preparation facility in Battle Mountain, Nevada. A chain of custody form accompanies all shipments from Yerington to Battle Mountain. Once Skyline preps each sample in its Battle Mountain facility, approximately 50 gram sample pulps are air-freighted to Skyline's analytical laboratory in Tucson, Arizona for analyses and assay.

11.6 Core Sample Preparation and Security

Drill core, having been transported at end of each shift by the drill crew to SPS's secure sample warehouse, is logged by a SPS geologist who marks appropriate sample intervals (one to nominal five feet) with colored flagging tape. Lines are marked along the length of core with red wax crayons to indicate where the core piece should be sawed. Each core box, bearing a label tag showing drill hole number, box number, and box footage interval, is then photographed. Rock quality designations (RQD), magnetic susceptibility, and recovery measurements are taken. Core is then loaded on a pallet, shrink wrapped, and secured with wire bands for trucking by Skyline personnel to Skyline's sample preparation facility in Battle Mountain, Nevada. The core is sawed in half by Skyline personnel, one half designated for sample preparation/assay,

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the second half placed in its core box for return to SPS. Chain of custody procedures for core shipments picked up by Skyline at the SPS core shed follow the format for RC samples.

11.7 Sample Analysis

All drilling samples from the Yerington Copper Project were analyzed by Skyline in Tucson, Arizona, which is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) and by ISO17025-compliant ALS Minerals Laboratories in Sparks, Nevada. Sample preparation (crush-split-pulverize) was completed at Skyline's Battle Mountain,

Nevada, facility to prepare an approximate 50 gram pulp for shipment to Skyline's Tucson facility.

SPS implements a quality assurance and quality control assay protocol whereby either one blank or one standard is inserted with every ten samples into the assay stream.

The Skyline assay procedures are as follows:

  For Total Copper: A 0.2000 to 0.2300 gram (g) sample is weighed into a 200-milliliter (ml) flask in batches of 20 samples plus two checks (duplicates) and two standards per rack. A three-acid mix, 14.5 ml in total, is added and heated to about 250°C for digestion. The sample is made to volume and read on an ICP/AAS using standards and blanks for calibration.

  For Acid Soluble Copper: A 1.00 to 1.05 g sample is weighed into a 200 ml flask in batches of 20 samples plus two checks (duplicates) and two standards per rack. Sulfuric acid (2.174 l) in water and sodium sulfite in water are mixed and added to the flask and allowed to leach for an hour. The sample is made to volume and read on an ICP/AAS using standards and blanks for calibration.

  For Ferric Soluble Copper (QLT): This uses an assay pulp sample contacted with a strong sulfuric acid-ferric sulfate solution. The sample is shaken with the solution for 30 minutes at 75ºC, and then filtered. The filtrate is cooled, made up to a standard volume, and the copper determined by AA with appropriate standards and blanks for calibration.

  For Gold: Fire assay fusion with atomic absorption finish to determine elemental concentration. Lower detection limit of five parts per billion (ppb).

  For Four Acid Digestion Trace Element Geochemistry: Ultratrace analyses by ICP/MS four acid digestion.

11.8 Quality Control

As part of the SPS quality control program, 220 standards and 222 blanks were submitted (Table 11-1) along with 5,557 individual drill hole samples to Skyline Laboratories. Additionally, 68 check assays plus seven quality control samples were submitted to ALS Mineral Labs, Reno, and 137 samples plus seven quality control samples were submitted for reassay to Skyline. No quality control failures were found during the reassaying.

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Lot failure criteria were established as any standard assaying beyond two standard deviations of the expected value, or any blank assay greater than 0.015 percent TCu.

Table 11-1 SPS 2011 QA/QC Program Results

	Skyline Labs	ALS Mineral Labs
Total Drill Hole Samples	5694	68
Submitted Standards	220	3
Failed Standards	8	0
% Standards Failure	3.6%	0
Submitted Blanks	222	4
Failed Blanks	4	0
% Blank Failure	1.8%	0

Check assays from ALS Mineral Labs compared well with Skyline assays, providing additional confidence in the assay database, as shown in Figure 11.1.

Figure 11-1 SPS Check Assay Results

11.9 Review of Adequacy of Sample Preparation, Analyses, and Security

Tetra Tech's designated Qualified Person visited the site per NI 43-101 requirements in September, 2011. Both historic and SPS generated core were available for inspection and independent verification, and therefore, the NI 43-101 requirements for QA/QC with regard to the drill hole data in Tetra Tech's opinion can be met.

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During Dr. Bryan's visit, George Eliopulos (Yerington Project Manager and Chief Geologist), Judy Pratt, and other Singatse staff discussed with Dr. Bryan the history of the project (Figure 11-2) and observed ongoing drilling (Figure 11-3).

Figure 11-2 Discussing the History of the Project

Figure 11-3 Ongoing Drilling Observed During Site Visit

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Also observed were geologic logging and data entry of drill data following an established protocol (Figure 11-4), and procedures for manually creating geologic sections from the drill data (Figure 11-5)

Figure 11-4 Reviewing Established Protocol for Data Entry

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Figure 11-5 Manually Creating Geologic Sections From the Drill Data

Finally, the use of double bagging (Figure 11-6), chain of custody procedures, standards storage, and sample security were reviewed.

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Figure 11-6 Double Bagging of Samples Prior to Shipment

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12.0 DATA VERIFICATION

12.1 Data Verification Procedures

SPS carried out detailed data capturing and verification processes in 2011 from Anaconda archives available through the Anaconda Collection – American Heritage Center, University of Wyoming at Laramie. In order to verify and validate this data, three programs were completed:

  Cross sections with composites of captured data were generated to compare against Anaconda archived cross sections with posted composites

  Eighteen twin holes were drilled to confirm historic data

  Utilizing Anaconda core remaining on site, selected intervals from 45 holes were sent for assay to compare against historic results

12.2 Results of Verification Programs

12.2.1 Cross Section Verification

Some type of data for almost 800 drill holes was initially captured from over 10,000 pages of scanned records from the Anaconda archives. Values were recorded for assay intervals, core recovery (where applicable), total copper grade (TCU), oxidized copper grade (ASCU), and, when present, grades for sludge collected during core drilling. These sludge grades were used by Anaconda in conjunction with core assays through zones of poor core recovery as a way to compensate for lost material. Although attempts were made to recreate their methodology, the lack of details and supplemental data ultimately restricted our use of the information to the original assays.

In addition to the assay information, cross sections showing bench composites were available from the Anaconda archives. By bench compositing the captured data and comparing to the bench composite values posted on the cross sections, Tetra Tech was able to identify and isolate bench differences and determine the cause. When incorporation of the sludge factors by Anaconda in its bench composites was identified as the cause but the data capture from the scanned sheets was correct, the data were deemed acceptable.

Drill holes not retained in the data set were those which contained only summary data of the assays, often reporting intervals several times larger than bench height. Only those holes which reported grades for the normal sampling intervals (generally 5 feet) were kept.

Additionally, only holes with surveyed collar locations were used.

Data from 558 historic holes was ultimately used for the current NI-43-101 resource estimation.

12.2.2 Drill Hole Twinning

Fourteen core and two RC holes were drilled in an effort to twin Anaconda holes to confirm mineralization, and two RC holes were drilled to twin two of the SPS core holes.

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Figure 12-1 shows a portion of the “twin” drilling study performed to determine if the historical data from Anaconda can be used in a 43-101 resource estimation. The newer SPS data have the appropriate chain-of-custody along with modern analytical assay. Of interest is the comparison of the new data to the historical data. The original Anaconda data were documented in hard copy sections that were rekeyed into a computer data base. The position of SPS drill

Figure 12-1 Section Showing Twin Data holes was compared to Anaconda data by both visual inspection of plotted sections and by the application of a strategy of using jackknife estimates of proximal data. The latter method

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produced 48 pairs of Anaconda and SPS data that were, on the average, 12 feet apart. Figure 12-2 shows the side-by-side histograms of the 48 pairs. Visually, the Anaconda drilling data are slightly higher in grade than the SPS twins. No statistical difference can be shown. More formally stated, a T-test of the twins shows that the null hypothesis of the two populations being the same cannot be rejected at a 95% confidence level (alpha of 0.05) .

Figure 12-2 Histogram and T-Test Comparison of Anaconda and SPS Drilling

Figure 12-3 shows that the 48 twin samples have a correlation of 84%, with a regression equation showing an equivalent grade at 0.5% copper.

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Figure 12-3 Scatterplot Showing Anaconda and SPS Twin Data

12.2.3 Re-assay of Anaconda Core

In addition to the twin study, selected intervals from archived Anaconda core were re-assayed following chain-of-custody procedures and utilizing modern analytical techniques.

Core intervals from 45 holes, well distributed across the pit, were relogged and photographed prior to being sent to Skyline Labs for re-assaying, and represented 5,446 feet of drilling. A total of 1,396 TCu assays were completed by Skyline.

In comparing the Skyline and Anaconda Assay data, Figure 12-4 shows a good correlation between the historic assays and reassayed intervals. The coefficient of determination, R2, with a value of 0.742, shows that the two data sets are well correlated, further validating the historic data.

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Figure 12-4 Skyline Assay (2011) vs Anaconda Assay

12.3 Current Data Check

Tetra Tech has made several data checks and verifications of Singatse work that has been performed for the Yerington Project. These checks include validation of assays from Skyline and comparing geologic field logs with drill hole data. No discrepancies have been found.

12.4 Adequacy of Data

It is Tetra Tech's opinion that the data collection of both historic and modern data by SPS is adequate for the use of a 43-101 resource for the following reasons:

  The sampling is representative of the deposit in both survey and geological context

  The drill hole cores have been archived and are available for further checking

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13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The production history of the Yerington Mine, leaching of over 100 million tons of oxide copper ore and approximately 58 million tons of sulfide ore, demonstrates the amenability for successful copper recovery accomplished by Anaconda, averaging in the 70% range for oxide ore and in the high 90% for sulfide ore (Nesbitt, M., 1971). Oxide ores were treated with a 96 hour leach time in eight 13,000 ton cement vats. These large cement vats remain standing in the process area of the property. The concentrate from sulfide ore was rail shipped to the Anaconda smelter in Anaconda, Montana. The concentrator and ancillary tanks and equipment were dismantled and removed from the property following Anaconda's property closure.

As the project advances, detailed investigations into the historical metallurgy will be undertaken and new studies will be conducted.

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14.0 MINERAL RESOURCE ESTIMATES

14.1 Introduction

This study has been completed in order to establish NI 43-101 compliant resources at the Yerington Mine. It has been completed using validated historic drill hole data generated by Anaconda and current drilling results generated by SPS in 2011.

The mineral resource estimate has been generated from assay analyses and the interpretation of a geologic model which relates to the spatial distribution of copper in the Yerington deposit. Appendix B contains a table of the drill holes contained in the Yerington project data base. Interpolation characteristics have been defined based on the geology, drill hole spacing, and geostatistical analysis of the data. The mineral resources have been classified by their proximity to the sample locations and are reported, as required by NI 43-101 and CIM standards on mineral resources and reserves.

14.2 Resource Estimation

This section describes the methodology used in developing the mineral resource estimate for contained copper resources in the Yerington Mine deposit.

The mineral resource estimate was prepared in the following manner:

  The drill hole data base of 685 holes containing historical and recent drilling was provided by SPS. From this, 85 holes were removed yielding a final drill hole data base of 600 holes that were used for the resource estimation.

  The resource area was considered as a single deposit, with no sub-regions requiring local interpolation adjustments.

  MicroModel® and DataMine® mining software were used for this analysis.

  Based upon geologic notations by the Anaconda geologists and input from SPS geologists, a surface defining the boundary between oxide (Zone Code 30) and sulfide (Zone Code 40) mineralization was established to allow independent grade interpolations.

  A surface was generated at the base of the Quaternary alluvium, and was used as a pseudo-topography as the upper limit to the model. Blocks above this surface were given a Zone code of 0.

  The assay intervals were composited to a 25-foot bench height taking into account sample recovery. Statistics for the composites were analyzed for each of the rock codes. As with the five-foot interval data, analyses were done separately on the Anaconda and SPS data.

  An analysis of twinned drill hole data was done as part of the data verification. It confirmed that the Anaconda drill hole data were statistically comparable to the SPS drill hole data. An additional study that re-assayed Anaconda core using modern analytical methods produced comparable results with the historical Anaconda assays. The positive outcome of these two studies has allowed Tetra Tech to conclude that the Anaconda data are of sufficient quality to be used for an NI 43-101 resource estimation.

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  Geostatistical analysis was done on the 25-foot, recovery weighted composite data. Unitized general relative variograms (UGR variograms) were generated. The directional variograms were modeled with the spherical function using a nugget and up to three nested structures.

  The quality of the variogram models was checked using a model-validation technique called “jackknifing”. The method helps determine the best variogram parameters to be used for the theoretical model, and the best kriging parameters (range, direction, and search) to use.

  The resource model used multiple pass ordinary kriging (OK) to estimate percent total copper (%TCu) within each of the oxide and sulfide mineral zones. The kriged grades were checked by comparing block, composite, and assay histograms.

  The block model values were visually inspected in multiple sections and plan maps. These values were compared to the drill hole traces containing both interval assay data and composite data.

  A resource classification of measured, indicated, and inferred was developed using three ordinary kriging passes with differing search parameters. These parameters were chosen using jackknifing. The resource classification is based on an adjustment using kriging error.

  The Yerington total copper resource was tabulated for volume, tonnage, and contained metal for the measured, indicated, and inferred classes, excluding material within the current pit.

Figure 14-1 shows the general location of drill holes. The black dots represent the Anaconda data and the red the new SPS data. Note that the SPS data are from holes drilled at the periphery of the large Yerington pit.

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N
30000 N
30000 E

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, CO 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for: *Singatse Peak Services, LLC.*	File Name: Fig 14-1.pdf	
Project: Yerington Project	Project Number: 114-311168	
Project Location: Nevada, USA	Date of Issue: February 2012	

Figure 14-1
General Location of Drill Holes

NI 43-101 Technical Report Mineral Resource	Singatse Peak Services, LLC
Yerington Copper Project

14.3 Yerington Block Model

Block model parameters for Yerington were defined to best reflect both the drill spacing and current geologic interpretations. Table 14-1 shows the Yerington block model parameters.

Table 14-1 Yerington Model Parameters

Yerington Model Parameters	X (Columns)	Y (Rows)	Z (Levels)
Origin (lower left corner):	2,446,400	14,661,000	2,900
Block size (feet)	25	25	25
Number of Blocks	360	320	100
Rotation	0 degrees azimuth from North to left boundary
Composite Length	25 feet (Bench)

The Excel data base provided by SPS contains the pertinent drill hole and assay information for 600 drill holes on the Yerington Deposit. Of the holes used, 558 are historic Anaconda holes and 42 are recent SPS holes. Anaconda totals represent 255,744 feet of drilling in 542 core holes totaling 231,756 feet and 8,968 feet of drilling in 16 rotary holes. SPS drilling represent 21,887 feet of drilling in 14 core holes totaling 6,871 feet and 28 rotary holes totaling 15,016 feet.

Although historic data include material which has since been mined, inclusion of that data was critical in establishing statistical parameters for grade interpolation into unmined blocks.

The variables in the data base are total copper (TCU) and acid-soluble copper (ASCU) from both Anaconda and SPS holes, and ferric sulfate copper (QLT) assays when available from SPS. Core recovery for core holes and lithology as recorded from Anaconda archives or by SPS geologists were also included in the data base (Table 14-2). When lithology was not available, the intervals were recorded as "UNK." Full descriptions of the lithologies listed are available in Section 7.3, Property Geology. An examination of the relationship of grade to the various lithologies shows low variability in the average grade of all samples and even less variability for those greater than 0.1% Cu, indicating that the bulk of the mineralization is generally independent of lithology (Figure 14-2).

Further, the issue of metallurgical recovery is more a function of the mineralogical species of copper. With this is mind, the SPS geologists, incorporating their data and data from the Anaconda archives, interpreted two mineral zones, representing oxide and sulfide mineralization for grade interpolation.

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Table 14-2 Lithology Codes

Lithology Code (RX)	Description
NS	No sample
AND	andesite
APL	aplite
BQM	border quartz monzonite
BX	breccia
GD	granodiorite
PBX	pebble breccia
QAL	alluvium
QM	quartz monzonite
QME	equigranular quartz monzonite
QMP1	quartz monzonite porphyry dike 1
QMP1.5	quartz monzonite porphyry dike 1.5
QMP2	quartz monzonite porphyry dike 2
QMP2.5	quartz monzonite porphyry dike 2.5
QMP3	quartz monzonite porphyry dike 3
QMPa	unidentified code found hist records
QMPc	fine grained qtz monzonite por dike
QMPu	undifferentiated qtz monzonite por dike
QTZ	quartz
RHY	rhyolitic porphyry
TU	Tertiary undefined
TV	Tertiary volcanics
UNK	unknown

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YERINGTON MINE DRILLING - ALL SAMPLES
Yerington Mine Drilling- Distribution by RX type
(62,736 total samples)
Yerington Mine Drilling - Mean CU% by RX type

YERINGTON MINE DRILLING - CU>.1%
Yerington Mine Drilling- Distribution by RX type for CU>.1%
(50,351 total samples)
Yerington Mine Drilling - Mean CU% by RX type for CU>.1%

Issued by:	Drawing Provided by/Prepared for:	File Name:	
TETRA TECH 350 Indiana Street, Suite 500 Golden, CO 80401 (303) 217-5700 (303) 217-5705 fax	*Singatse Peak Services, LLC*	14-2.jpg	**Figure 14-2** **Rock Type and Mineral Distribution**
	Project: Yerington Project	Project Number: 114-311168	
	Project Location: Lyon County, Nevada	Date of Issue: Feb 2012

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Yerington Copper Project

14.4 Bulk Density Measurements (Specific Gravity)

Table 14-3 shows the results of 23 density tests which were completed in November, 2011 by Kappes, Cassiday & Associates in Reno, Nevada on samples from the current SPS drilling, resulting in an average bulk density tonnage factor of 12.62 cubic feet per ton for oxide material and 12.61 for sulfide. A final value 12.6 cubic feet per ton was used for the resource model and compares to 12.5 historically used by Anaconda.

Table 14-3 Yerington Mine Specific Gravity Tests

Table 14-4 shows the statistics regarding the maximum and minimum for location coordinates, depth, and dip for drill holes at Yerington. Table 14-5 shows the statistics for the interval assay and composite data for the Anaconda and SPS drill holes. Figure 14-3 is a section showing the surfaces for historical topo (pseudo-topo at base of Qal), current topography, and the oxide/sulfide boundary surface. These surfaces have been used to code the assay and composite data in zones. The surfaces also have been used to give a zone code to each block. Table 14-6 gives a count of the zone codes for samples, composites, and blocks. The blocks

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have a dimension of 25 × 25 × 25 feet which equates to an individual block measuring 15,625 cubic feet and having 1,240 tons.

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Table 14-4 Drill Hole Geometry Statistics

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Table 14-5 Drill Hole Sample Interval Statistics

Assay
Anaconda

TOTAL DRILLHOLES = 558

AVERAGE VALUES OF SELECTED DATA

LABEL	NUMBER	AVERAGE	STD DEVIATION	MIN. VALUE	MAX. VALUE	# MISS.
FROM-TO	57972	3.98043	7.47389	0.09998	433.89999	0
TCu	55533	0.32695	0.44443	0.00000	18.40000	2439
AsCu	15205	0.24874	0.56387	0.00000	15.90000	42767

25-ft Composite
Anaconda

TOTAL DRILLHOLES = 558

AVERAGE VALUES OF SELECTED DATA

LABEL	NUMBER	AVERAGE	STD DEVIATION	MIN. VALUE	MAX. VALUE	# MISS.
FROM-TO	9344	24.72305	1.89478	10.07999	32.64001	0
TCu	9344	0.24469	0.34551	0.00000	9.45800	0
AsCu	9344	0.04890	0.24147	0.00000	8.86300	0

Assay
SPS

TOTAL DRILLHOLES = 42

AVERAGE VALUES OF SELECTED DATA

TABLE 14- 5: Drillhole Sample Interval Statistics

LABEL	NUMBER	AVERAGE	STD DEVIATION	MIN. VALUE	MAX. VALUE	# MISS.
FROM-TO	4247	4.88180	0.75852	0.00000	18.00000	0
TCu	4190	0.11109	0.15816	0.00500	3.01000	57
FSCu	3230	0.06427	0.12153	0.00500	3.01000	1017
AsCu	3126	0.05208	0.10957	0.00500	2.84000	1121

25-ft Composite
SPS

TOTAL DRILLHOLES = 42

AVERAGE VALUES OF SELECTED DATA

LABEL	NUMBER	AVERAGE	STD DEVIATION	MIN. VALUE	MAX. VALUE	# MISS.
FROM-TO	835	26.08869	2.91521	10.58000	30.52000	0
TCu	835	0.10285	0.13025	0.00000	0.94600	0
FSCu	835	0.04568	0.08652	0.00000	0.82300	0
AsCu	835	0.03580	0.07417	0.00000	0.77500	0

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4800
4600
4400
4200
4000
3800
3600
3400
3200
3000
Zone Code 0 (above Qal, used as pseudo topo)
Zone Code 30 (Oxide)
Zone Code 40 (Sulfide)
Current water level in pit approx 4220
Zone Codes
South North Projection Section 2450136.75 E
Section Title: P+100
Looking West +/- 50'
Jan 15, 2012

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, CO 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for: **Singatse Peak Services, LLC.**	File Name: Fig 14-3.pdf
Project: Yerington Project	Project Number: 114-311168
Project Location: Nevada, USA	Date of Issue: February 2012

Figure 14-3
Zone Codes in Section

NI 43-101 Technical Report Mineral Resource	Singatse Peak Services, LLC
Yerington Copper Project

Table 14-6 Zone (Rock) Code Counts for Assays, Composites, Blocks

ZONE CODE COUNT FOR SAMPLES
CODE	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	597	59	284	30	224	53	67
30	22903	59	297	31	312	1	65
40	37021	59	297	30	260	1	59
9999	1683	1	294	1	320	1	66
TOTAL	62204

ZONE CODE COUNT FOR COMPOSITES (25-foot)
CODE	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	838	59	294	30	260	48	71
30	3748	59	297	30	312	1	66
40	5866	59	297	30	260	1	59
9999	252	1	294	1	320	1	66
TOTAL	10704

ZONE CODE COUNT FOR BLOCK MODEL (R200)
CODE	COUNT	MINCOL	MAXCOL	MINROW	MAXROW	MINLEV	MAXLEV
0	4418717	1	360	1	320	48	100
30	3338286	1	360	1	320	1	73
40	3480949	22	322	20	300	1	66
9999	282048	1	360	1	320	1	74
TOTAL	11520000

Table 14-7 has the copper grade statistics for the original sample data broken out by zone. Zone code is called “ROCK TYPE” in the table. Note that there are data shown in Zones 0, 30, and 40. The small number and low grade copper data's position (155 assays and 3 composites) is categorized as Zone “0” and was not used in grade interpolations, as it was from above the pseudo-topography surface created at the base of the Qal. The table lists both central tendency (mean) and count (median) statistics. A histogram of the logarithm transformed copper grade is shown as part of the statistical table. Table 14-8 shows the same type of statistics for composites. Note that the histogram becomes strikingly log-normal when composited.

Figure 14-4 shows the log-probability plot of the composite data. The log probability shows a linear trend for the final highest grades, without any observable “break”. This supports the contention that the highest grade composites are most likely part of a single log-normal population. It is felt that, because of this, no capping is needed for higher grade copper composite values. Hence, composite values are used without further modification for the resource estimation. Figure 14-5 is a sectional view of the composites.

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Table 14-7 Sample Statistics Within Zones

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Table 14-8 Composite Statistics within Zone

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Figure 14-4 Log-Probability Plots of Composites Data

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Current water level in pit approx 4220
TCU% LEGEND
[ABSENT]
[0,0.1]
[0.1,0.2]
[0.2,0.4]
[0.4,0.6]
[0.6,10]
25 FT TCU COMPOSITES
South North Projection Section 2450136.75 E
Section Title: P+100
Looking West +/- 50'
Jan 15, 2012

Issued by:

TETRA TECH
360 Indiana Street, Suite 500
Golden, CO 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for:	File Name:
Singatse Peak Services	Fig 14-5.jpg
Project: Yerington Project	Project Number: 114-3111
Project Location: Nevada, USA	Date of Issue: Feb 2012

Figure 14-5
Composites

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14.5 Grade Estimation and Resource Classification

Figure 14-6 shows one of numerous experimental variograms analyzed in this study. This figure shows the horizontal omni variogram for total copper composites. The variogram's x-axis is the “lag” or average separation distance of samples for each relative variance plotted on the y-axis. The final relative variance is unitized so that the ultimate value is 1.0. At the other extreme, a nugget of 0.20 is shown at the zero lag. The plotted curve shows a set of nested spherical models which have ranges of 0.75, 300, and 600, respectively.

Analysis of the directional variograms showed an anisotropy of 400:200:60, with the azimuth of the longest range being 300 degrees, the intermediate range 200 feet, and a vertical range of 60 feet.

Figure 14-6 Horizontal Omni Variogram of Total Copper (Zone 40)

Table 14-9 shows the variogram model parameters along with the parameters for the search ranges used in a geostatistical estimation using ordinary kriging. Composite data from Zone 40 was used to estimate Zone 40 blocks, and composite data from Zone 30 was used to estimate blocks with Zone 30. Three passes with increasing search ranges were used in the block model estimation to help establish blocks to be classified as measured, indicated, and inferred. For example, the table shows that an indicated block used an ellipsoidal search pattern with a maximum search radius of 260 feet. In addition, a minimum of five samples were required to

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estimate a block. These samples were selected by a sector search allowing for a maximum of two samples per sector and two samples from each drill hole. All parameters being the same, the measured class has a maximum search radius of 200 feet. The inferred class has a maximum search radius of 600 feet.

Table 14-9 Variogram and Search Parameters

Figure 14-7 shows the estimated block values for total copper in section, and Table 14-10 shows the grade statistics for the block estimates. Figure 14-8 shows the log-probability plot of the kriging error with an interpreter change in slope at a value of 0.82. Note that kriging is designed to produce a robust estimate of grade. It also produces a measure of the quality of that estimate. Kriging errors above 0.82 are considered to indicate an estimation of poor quality. Hence, blocks classified by the three-pass method are reduced in classification quality when the kriging error exceeds 0.82. For example, blocks initially classified as indicated with a kriging error above 0.82 will be classified as inferred. Inferred blocks with such a kriging error will be removed from the resource.

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YERINGTON KRIGED TCU GRADE MODEL
South North Projection Section 2450136.75 E
Section Title: P+100
Looking West +/- 50'
Jan 15, 2012
TCU% LEGEND
[ABSENT]
[0,0.1]
[0.1,0.2]
[0.2,0.4]
[0.4,0.6]
[0.6,10]
Current water
level in pit
approx 4220

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, CO 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for: ***Singatse Peak Services, LLC.***	File Name: Fig 14-7.pdf
Project: Yerington Project	Project Number: 114-311168
Project Location: Nevada, USA	Date of Issue: February 2012

Figure 14-7
Block Values for Total Copper in Section

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Table 14-10 Kriged Block Statistics

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Figure 14-8 Log-Probability Plot of the Kriging Error

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Figure 14-9 shows the results of the jackknife study that resulted in the selection of the search parameters for measured, indicated, and inferred. The jackknife method sequentially removes sample values (“the target”) and uses the remaining data along with prospective search parameters to krige its value (“the estimate”). The x-axis maps the estimate while the y-axis the target. If all estimates were perfect, each plotted point would lie on the 45-degree line. A measure of the quality of the jackknife as the search parameters are changed is shown with a correlation. For the search parameters selected for measured (“M”) plotted in red a correlation of 0.74 is achieved. Indicated (“I”) plotted in green has a correlation of 0.58. Inferred (“F”) plotted in blue has a correlation of 0.37. A series of nested ellipses containing 80% of each of the measured, indicated, and inferred classes (“MIF”) are plotted as a visual aid. Note that this plot does not include the refinement of final MIF adjustment using the 0.82 kriging error.

Figure 14-9 Jackknife Study of Measured, Indicated and Inferred (“MIF”) Blocks

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4800
4600
4400
4200
4000
3800
3600
3400
3200
P+100-11
P+140-15
P+100-16
P+140-17
P+100-18
P+140-19
P+100-20
P+100-21
P+100-22
P+100-23-3974
P+140-23-4300
P+100-25
Current water
----- level in pit ------
approx 4220
Meas + Ind
Inferred
YERINGTON MODEL SHOWING MEASURED, INDICATED AND INFERRED RESOURCES
South North Projection Section 2450136.75 E
Section Title: P+100
Looking West +/- 50'
Jan 15, 2012

Issued by:

TETRA TECH
350 Indiana Street, Suite 500
Golden, CO 80401
(303) 217-5700 (303) 217-5705 fax

Drawing Provided by/Prepared for: *Singatse Peak Services, LLC.*

Project: Yerington Project

Project Location: Nevada, USA

File Name: Fig 14-10.pdf

Project Number: 114-311168

Date of Issue: February 2012

Figure 14-10

MIF Classification In Section

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Figure 14-11 shows the side-by-side histograms of the block grades for measured, indicated, and inferred. Note that the block count for each is radically different in quantity. In this plot, each class has been normalized to 100%, allowing for comparison of distribution. Note that the average grade shifts higher as the classification goes from inferred to measured.

Figure 14-11 Side-by-Side Histograms of Measured, Indicated and Inferred Blocks

14.6 Resource Model Verification

The resource model was verified for quality using several methods. The first was the visual comparison in section of the samples, composites, and blocks. High grade areas shown by drilling were shown as block high grade areas. The statistical relationship of going from assay to composite and then to block was checked for theoretical correctness. Figure 14-12 shows the side-by-side grade histograms of assay, composite, and blocks. Figure 14-13 compares the three using a log-probability plot. An expected reduction in variability in the progression of assay to block is seen. Approximately 20% of the composites and samples have grades above a 0.5% grade. Block grades above 0.5% are extremely rare. This is observed in the grade-tonnage tables presented in the next section.

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Figure 14-12 Side-by-Side Histograms Comparing Assay, Composites, and Blocks

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Figure 14-13 Log-Probability Plots of Samples, Composites and Blocks

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14.7 Mineral Resource Statement

Results of the resource estimation are summarized in Tables 14-11 through 14-14.

Table 14-11 Measured Copper Resources –January 2012

	Cutoff Grade	Tons	Average Grade	Contained Copper
	%TCu	(x1000)	% TCu	(lbs x 1000)
Oxide and Chalcocite Material	0.5	248	0.67	3,342
	0.4	463	0.57	5,250
	0.3	1,143	0.43	9,917
	0.25	1,754	0.38	13,253
	0.2	2,853	0.32	18,122
	0.15	4,850	0.26	25,065
	0.12	6,006	0.23	28,192
Primary Material	0.5	1,692	0.64	21,691
	0.4	4,974	0.51	50,665
	0.3	12,931	0.41	105,258
	0.25	19,160	0.36	139,446
	0.2	25,866	0.33	169,629
	0.15	31,804	0.30	190,570
	0.12	34,108	0.29	196,871

Table 14-12 Indicated Copper Resources – January 2012

	Cutoff Grade	Tons	Average Grade	Contained Copper
	% TCu	(x1000)	% TCu	(lbs x 1000)
Oxide and Chalcocite Material	0.5	339	0.65	4,410
	0.4	767	0.53	8,167
	0.3	2,188	0.41	17,845
	0.25	3,809	0.35	26,701
	0.2	6,592	0.3	39,117
	0.15	10,293	0.25	52,041
	0.12	12,386	0.23	57,719
Primary Material	0.5	648	0.62	8,046
	0.4	2,946	0.48	27,993
	0.3	14,607	0.37	106,865
	0.25	27,831	0.32	179,176
	0.2	45,914	0.28	260,332
	0.15	62,089	0.26	317,399
	0.12	68,418	0.24	334,564

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Table 14-13 Measured + Indicated Copper Resources – January 2012

	Cutoff Grade	Tons	Average Grade	Contained Copper
	% TCu	(x1000)	% TCu	(lbs x 1000)
Oxide and Chalcocite Material	0.5	588	0.66	7,765
	0.4	1,230	0.55	13,417
	0.3	3,331	0.42	27,761
	0.25	5,563	0.36	39,953
	0.2	9,445	0.3	57,237
	0.15	15,143	0.25	77,108
	0.12	18,391	0.23	85,886
Primary Material	0.5	2,340	0.64	29,737
	0.4	7,919	0.5	78,652
	0.3	27,539	0.39	212,160
	0.25	46,991	0.34	318,599

	0.2	71,781	0.3	429,968
	0.15	93,893	0.27	507,961
	0.12	102,526	0.26	531,495

Table 14-14 Inferred Copper Resources – January 2012

	Cutoff Grade	Tons	Average Grade	Contained Copper
	% TCu	(x1000)	% TCu	(lbs x 1000)
Oxide and Chalcocite Material	0.5	209	0.58	2,407
	0.4	724	0.48	6,942
	0.3	2,226	0.39	17,167
	0.25	4,215	0.33	28,021
	0.2	8,596	0.28	47,347
	0.15	17,911	0.22	79,525
	0.12	24,703	0.2	97,873
Primary Material	0.5	68	0.61	833
	0.4	703	0.45	6,261
	0.3	9,073	0.34	61,442
	0.25	26,700	0.29	157,103
	0.2	63,918	0.25	322,530
	0.15	123,366	0.21	529,734
	0.12	160,104	0.2	629,209

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15.0 MINERAL RESERVE ESTIMATES

To date, the Yerington Copper Project does not have any CIM definable mineral reserves.

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16.0 MINING METHODS

Section 16.0 applies to advanced stage properties only. As of the date of this report, the Yerington Copper Project is considered an exploration project for which no mine criteria, design parameters, equipment selection, and production schedule have been estimated.

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17.0 RECOVERY METHODS

Section 17.0 applies to advanced stage properties only. As of the date of this report, the Yerington Copper Project is considered an exploration project for which no engineering work has been performed to define the recovery methods, plant layout, flow sheet, or material balance.

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18.0 INFRASTRUCTURE

Section 18.0 applies to advanced stage properties only. As of the date of this report, the Yerington Copper Project is considered an exploration project for which no infrastructure items have been designed and costed.

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19.0 MARKET STUDIES

Section 19.0 applies only to advanced stage properties.

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20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Section 20.0 applies only to advanced stage properties.

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21.0 CAPITAL AND OPERATING COSTS

Section 21.0 applies only to advanced stage properties. As of the date of this report, the Yerington Copper Project is considered an exploration project.

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22.0 ECONOMIC ANALYSIS

Section 22.0 applies only to advanced stage properties. As of the date of this report, the Yerington Copper Project is considered an exploration project for which no economic analyses have prepared.

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23.0 ADJACENT PROPERTIES

The deposits presented in Table 23-1 are within a few miles of the Yerington pit, with the Ann Mason and the Bear (also referred to as the Bear-Lagomarsino) Deposits having mineralization that is similar in nature to the Yerington Mine. An unknown portion of the Bear resource is on SPS properties.

Resource figures listed for the MacArthur property in Table 23-1 are based upon a January 2011 NI 43-101 Technical Report, and those of the Ann Mason Deposit are based upon a March 2011 Technical Report. Estimates shown for the Bear Deposit are based on data and reports that predate NI 43-101 definitions of mineral resources and reserves and are presented as an indication of the types and magnitude of similar deposits, but do not meet current CIM standards.

Table 23-1 Adjacent Property Resource Estimates

Adjacent Property Name	Cutoff	Tons (000s)	Average Grade (% TCu)	Contained Cu (000s Tons)	Contained Cu (000s lbs)
NI-43-101 Compliant Estimates
MacArthur Deposit - NI 43-101	0.12
Measured and Indicated		145,169	0.19	27,896	557,926
Inferred		289,133	0.21	61,316	1,226,328
Ann Mason Deposit NI 43-101	0.3
Inferred		810,390	0.4	3,233	6,466,912
Non-Compliant Estimate
Bear-Lagomarsino Deposit[1]	unk	500,000*	0.4	2,000	4,000,000

Total All Deposits		1,744,692	0.35	6,126	12,251,166

*An unknown percentage of the Bear- Lagomarsino historic resource estimate is on the Yerington Mine properties controlled by SPS

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24.0 OTHER RELEVANT DATA AND INFORMATION

Tetra Tech is not aware of any potential limitations to the project that would materially change any of the data, resource estimates, environmental considerations, socio-economic factors, or conclusions presented within this report or that are outside of normal factors impacting mining projects, such as price variability, exchange rates, or permitting time. Prior production of copper took place at the Yerington Copper Project and liabilities resulting from this activity do not include any environmental fatal flaws that could impede the progress of this project, taking into account information gathered to date. Potential new environmental issues, not considered as part of this report, will be investigated more completely in future advanced studies, and are not anticipated to materially impact the project going forward.

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25.0 INTERPRETATIONS AND CONCLUSIONS

There is an obvious potential for a significant addition to the resources of the Yerington Copper Project.

Historic and current drilling indicate that limits to the mineralization at the Yerington Mine have not yet been found, both horizontally and vertically, and additional exploration and in-fill drilling are warranted, and are expected to both expand and upgrade the current NI 43-101 compliant copper resources.

Historic resources in the residuals which are part of the Yerington Copper Project reflect a notable potential which should be more fully evaluated in order to bring those resources into NI 43-101 compliant standards.

The Bear porphyry deposit remains unconstained by drilling. Although it contains no NI 43-101 compliant resources, historical drilling has indicated a large footprint for copper mineralization that will ultimately need delineation by additional drilling.

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26.0 RECOMMENDATIONS

26.1 Recommended Work Programs

In order to further develop the resources at the Yerington Mine, the following are recommended:

  IP geophysics in the pit area to target deep holes to explore the keel of the Yerington porphyry system.

  Core drilling below the Yerington Mine both to upgrade the classification of the inferred resources and to test the deeper extension of mineralization that remains almost unexplored below the 3,300-foot level.

To further evaluate residuals on the property, a sonic drilling program is recommended to sample and characterize the heap leach pads, tailings, and low grade ore stockpiles on site.

And finally, a review of historic information and a program of preliminary metallurgical testing are recommended to support a preliminary economic assessment of the property.

26.2 Work Program Budget

Table 26.1 outlines the proposed budget for the work programs outlined above.

Table 26-1 Proposed Budget for Plan of Work, February 2012

Task	Est. Completion Date*	Estimated Cost to Complete*	Notes
Infill and exploratory drilling below Yerington Pit	Q2-13	$4,000,000	20,000 ft
Residual characterization, drilling & sampling	Q2-12	$500,000	5,000 ft
Geophysics	Q3-12	$100,000	IP-Yerington Pit
Assays	Q2-13	$300,000	Includes sample prep & handling
Metallurgical studies	Q1-13	$300,000	Residuals and Yerington pit mineralization
Technical studies to support PEA	Q4-13	$500,000	Yerington Project
Personnel & infrastructure	Q4-13	$4,000,000	24 months
Total – Overall Budget		$9,700,000	24 months
* Completion dates and expenditures represent programs based on current market conditions and are subject to the availability of funding and program results.

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27.0 REFERENCES

Anaconda Collection – American Heritage Center, University of Wyoming, Laramie, Wyoming.

Carten, Richard B., 1986: Sodium-Calcium Metasomatism: Chemical, Temporal, and Spatial Relationships at the Yerington Nevada Porphyry Copper Deposit: Economic Geology, Vol 81, pp. 1495-1519.

Dilles, J.H. and Proffett, J.M., Porphyry Copper Deposits of the American Cordillera: Arizona Geological Society Digest 20, 1995, p.306-315.

Einaudi M.T, 1970, Final Report Deep Drilling Project Yerington Mine: unpublished private report for The Anaconda Company, 9p.

Hart, V. A., 1915, Report Montana-Yerington Prospect and Adjoining Properties near Yerington, Nevada: unpublished private report for International Smelting Company: Anaconda Collection – American Heritage Center, University of Wyoming, 11p.

Howard, Jr., K. L., 1979, Geological Reserves – Yerington District: unpublished private report for The Anaconda Company: Anaconda Collection – American Heritage Center, University of Wyoming, 4p.

Knopf, Adolph, 1918, Geology and ore deposits of the Yerington district, Nevada: U.S. Geol. Survey Professional Paper 114, 68p.

Moore, James G., 1969, Geology and Mineral Deposits of Lyon, Douglas, and Ormsby Counties, Nevada: Nevada Bureau of Mines and Geology, Bulletin 75, 45p.

Nelson, P.H. and Van Voorhis, G.D., 1983, Estimation of sulfide content from induced polarization data, GEOPHYSICS, V.48, No. 1, pp. 62-75.

Nesbitt, M., 1971, unpublished private report, The Anaconda Company.

Proffett, Jr., J. M., and Dilles, J. H., 1984, Geologic Map of the Yerington District, Nevada: Nevada Bureau of Mines and Geology, Map 77.

Proffett, J.M. and Proffett, B.H., 1976, Stratigraphy of the Tertiary Ash-Flow Tuffs in the Yerington District, Nevada: Nevada Bureau of Mines and Geology, Report 27.

Sales, Reno H., 1915, Report on the Montana Yerington mine, Yerington, Nevada: unpublished private report for Anaconda Copper Mining Company: Anaconda Collection – American Heritage Center, University of Wyoming, 7p.

Sawyer, Joe, 1999, Production history summary: private report, Arimetco Inc., 7p.

Schmidt, R., 1996, Copper Mineralogy of Four Samples: Hazen Research, Inc.: unpublished private report for Arimetco, Inc., 10p.

Tetra Tech	February 2012	104

NI 43-101 Technical Report Mineral Resource	Singatse Peak Services, LLC
Yerington Copper Project

Souviron, Alavaro, 1976, Exploration Possibilities of the Yerington Mine, unpublished report, Anaconda Collection – American Heritage Center, University of Wyoming, 11p.

Tingley, J.V., Horton, R.C., and Lincoln, F.C., 1993, Outline of Nevada Mining History: Nevada Bureau of Mines and Geology, Special Publication 15, 48p.

USEPA, 2011, Supplemental Remedial Investigation Report, Arimetco Facilities Operable Unit 8, Anaconda Copper Yerington Mine, Yerington, NV.

USEPA, 2008, Public Review Draft, Remedial Investigation Report, Arimetco Facilities Operable Unit 8, Anaconda Copper Yerington Mine, pp. 170-172.

USEPA, 2010, Data Summary Report for the Characterization of Vat Leach Tailings (VLT) Using X-Ray Fluorescence (XRF) - Yerington Mine Site.

USEPA, 2010, Historical Summary Report – Anaconda-Yerington Mine Site – Yerington, NV.

Ware, G. H., 1979, In-situ induced-polarization and magnetic susceptibility measurements – Yerington mine, GEOPHYSICS, V. 44, No. 8, pp.1417-1428.

Tetra Tech	February 2012	105

Appendices

NI 43-101 Technical Report
Mineral Resource
Yerington Copper Project
Lyon County, Nevada

Prepared for:

Singatse Peak Services, LLC

517 West Bridge Street Suite A
Yerington 89447
(775) 463-9600
(775) 463-9690 fax

Prepared by:

Tetra Tech

350 Indiana Street, Suite 500
Golden, Colorado 80401
(303) 217-5700
Fax (303) 217-5705
Tetra Tech Project No. 114-311168

February 2012

APPENDIX A

PROPERTY LISTING

SINGATSE PEAK SERVICES, LLC
PROPERTY LISTING - Dec 31, 2011

PATENTED CLAIMS:

	MINERAL	COUNTY
82 PATENTED CLAIM(S)	SURVEY	PARCEL	PARCEL ACREAGE
	NUMBER	NUMBER
Know U Don'T	3144	012-111-21	98
January	3145
Rossland	3367
Eclipse	4080
Edwin 1,2,5	4080
Copper King, Kid	4081
Copper Queen No. 1	4081
Santa Cruse 1,3	3075	012-111-23	58
Santa Cruz	3075
Copper Queen No. 1,3	3655	012-112-01	490
Minnie Edith	3655
Nevada King	3655
San Jacinto	3655
Alcatraz	3656
Black Horse	3656
Boston	3656
Cash Boy	3656
Christina	3656
Colorado	3656
Colorado Springs	3656
Copper Queen 2,6	3656
Daisy	3656
Fortuna	3656
Iron Cap,Iron Cap 2	3656
Jack Clubs	3656
Juanita	3656
Kathleen	3656
Monte Cristo	3656
Pocahontas	3656
Sage Hen	3656
Santa Inez	3656
Santigo	3656
Scorpion	3656
Styx	3656
No. 102	4850	012-113-01	64.48
No. 73	4850
No. 74	4850
Diamond,Diamond 1,2	3736	012-113-02	130
Diamond 3,4	3977
Diamond Fr.,Diamond Fr. 1	3977

Lone Star	3977
Anaconda	3692	012-113-04	19
Copper Canyon	3157	012-113-05	20
A & L	4499	014-451-04	506.86
Wild Rose,Wild Rose 1-2	4499
Black Horse	4531
Blue Star	4531
Canidate	4531
Consolidated,Consolidated Fr.	4531
Greenhorn	4531
Hungry Bill	4531
Katy Didn'T	4531
New Blue Bird,New Blue Bird 1,2	4531
New Royal Blue,New Royal Blue Ext.	4531
North Star	4531
Red Star	4531
Sunlight	4531
West Starlight	4531
No. 38	4778
No. Seven	4778
No. Thirty-Five Fr.	4778
No. Twenty-Five	4778
No. Twenty-Four	4778
No. Twenty-Six	4778
No. Twenty-Three	4778
Total Claims: 82		Total acreage:	1386.34

PRIVATE GROUND

	COUNTY
PRIVATE GROUND	PARCEL	ACREAGE
	NUMBER
Private	014-401-06	182.77
Private	014-461-10	12.7
Private	014-461-11	31
Private	014-401-15	1074.74
	Total acreage:	1301.21

UNPATENTED CLAIMS

457 UNPATENTED MINING CLAIM	BLM MINING SERIAL NUMBER	COUNTY REFERENCE NUMBER	SEC-TWP-RNGE	LOCATION DATE
BR 1	NMC960196	410213	S32-T14N-R25E, S5-T13N-R25E	4/26/2007
BR 2	NMC960197	410214	S32-T14N-R25E, S5-T13N-R25E	4/26/2007
BR 3	NMC960198	410215	S32-T14N-R25E, S5-T13N-R25E	4/26/2007
BR 4	NMC960199	410216	S5-T13N-R25E	4/26/2007
BR 5	NMC960200	410217	S32-T14N-R25E, S5-T13N-R25E	4/26/2007
BR 6	NMC960201	410218	S5-T13N-R25E	4/26/2007
BR 7	NMC960202	410219	S32-T14N-R25E, S5-T13N-R25E	4/26/2007
BR 8	NMC960203	410220	S5-T13N-R25E	4/26/2007
BR 9	NMC960204	410221	S32-T14N-R25E, S5-T13N-R25E	4/26/2007
BR 10	NMC960205	410222	S5-T13N-R25E	4/26/2007
BR 11	NMC960206	410223	S32,33-T14N-R25E, S4, 5-T13N-R25E	4/26/2007
BR 12	NMC960207	410224	S4, 5-T13N-R25E	4/26/2007
BR 13	NMC960208	410225	S5-T13N-R25E	4/25/2007
BR 14	NMC960209	410226	S5, 8-T13N-R25E	4/25/2007
BR 15	NMC960210	410227	S5-T13N-R25E	4/25/2007
BR 16	NMC960211	410228	S4, 5-T13N-R25E	4/25/2007
BR 17	NMC960212	410229	S4-T13N-R25E	4/25/2007
BR 18	NMC960213	410230	S4, 9-T13N-R25E	4/25/2007
BR 19	NMC960214	410231	S4-T13N-R25E	4/25/2007
BR 20	NMC960215	410232	S4, 9-T13N-R25E	4/25/2007
BR 21	NMC960216	410233	S5, 8-T13N-R25E	4/25/2007
BR 22	NMC960217	410234	S8-T13N-R25E	4/25/2007
BR 23	NMC960218	410235	S4,5,8,9-T13N-R25E	4/25/2007
BR 24	NMC960219	410236	S8, 9-T13N-R25E	4/25/2007
BR 25	NMC960220	410237	S9-T13N-R25E	4/25/2007
BR 26	NMC960221	410238	S9-T13N-R25E	4/25/2007
BR 27	NMC960222	410239	S4, 9-T13N-R25E	4/25/2007
BR 28	NMC960223	410240	S9-T13N-R25E	4/25/2007
BR 29	NMC960224	410241	S4, 9-T13N-R25E	4/25/2007
BR 30	NMC960225	410242	S9-T13N-R25E	4/25/2007
BR 31	NMC960226	410243	S4, 9-T13N-R25E	4/25/2007
BR 32	NMC960227	410244	S9-T13N-R25E	4/25/2007
BR 33	NMC960228	410245	S4, 9-T13N-R25E	4/25/2007
BR 34	NMC960229	410246	S9-T13N-R25E	4/25/2007
BR 35	NMC960230	410247	S4, 9-T13N-R25E	4/25/2007
BR 36	NMC960231	410248	S9-T13N-R25E	4/25/2007
BR 37	NMC960232	410249	S4, 9-T13N-R25E	4/26/2007
BR 38	NMC960233	410250	S9-T13N-R25E	4/26/2007
BR 39	NMC960234	410251	S3,4,9,10-T13N-R25E	4/26/2007
BR 40	NMC960235	410252	S3, 4-T13N-R25E	4/26/2007

BR 41	NMC1035881	470282	S8-T13N-R25E	12/2/2010
BR 42	NMC1035882	470283	S8, 17-T13N-R25E	12/2/2010
BR 43	NMC1035883	470284	S8-T13N-R25E	12/2/2010
BR 44	NMC960239	410256	S8,9,16,17-T13N-R25E	4/26/2007
BR 45	NMC960240	410257	S9, 16-T13N-R25E	4/26/2007
BR 46	NMC960241	410258	S9, 16-T13N-R25E	4/26/2007
BR 47	NMC960242	410259	S9-T13N-R25E	4/26/2007
BR 48	NMC960243	410260	S9, 16-T13N-R25E	4/26/2007
BR 49	NMC960244	410261	S9-T13N-R25E	4/26/2007
BR 50	NMC960245	410262	S9-T13N-R25E	4/25/2007
BR 51	NMC960246	410263	S9-T13N-R25E	4/25/2007
BR 52	NMC960247	410264	S9-T13N-R25E	4/25/2007
BR 53	NMC960248	410265	S9-T13N-R25E	4/25/2007
BR 54	NMC960249	410266	S9-T13N-R25E	4/25/2007
BR 55	NMC960250	410267	S9-T13N-R25E	4/25/2007
BR 56	NMC960251	410268	S9-T13N-R25E	4/25/2007
BR 57	NMC960252	410269	S9-T13N-R25E	4/25/2007
BR 58	NMC960253	410270	S9-T13N-R25E	4/25/2007
BR 59	NMC960254	410271	S9-T13N-R25E,	4/25/2007
ADP 1	NMC 938537	395695	S4, 5-T13N-R25E	9/6/2006
ADP 2	NMC 938538	395696	S5, 8-T13N-R25E	9/6/2006
ADP 3	NMC 938539	395697	S5, 8-T13N-R25E	9/6/2006
ADP 4	NMC 938540	395698	S7, 8-T13N-R25E	9/6/2006
ADP 5	NMC 938541	395699	S7, 8-T13N-R25E	9/6/2006
ADP 6	NMC 938542	395700	S17-T13N-R25E	9/6/2006
ADP 7	NMC 938543	395701	S17-T13N-R25E	9/6/2006
ADP 8	NMC 938544	395702	S8-T13N-R25E	9/6/2006
ADP 9	NMC 938545	395703	S8-T13N-R25E	9/6/2006
ADP 10	NMC 938546	395704	S16-T13N-R25E	9/6/2006
ADP 11	NMC 938547	395705	S16-T13N-R25E	9/6/2006
ADP 12	NMC 938548	395706	S16-T13N-R25E	9/6/2006
ADP 13	NMC 938549	395707	S16-T13N-R25E	9/6/2006
ADP 14	NMC 938550	395708	S16-T13N-R25E	9/6/2006
ADP 15	NMC 938551	395709	S16-T13N-R25E	9/6/2006
ADP 16	NMC 938552	395710	S16-T13N-R25E	9/6/2006
ADP 17	NMC 938553	395711	S16-T13N-R25E	9/6/2006
ADP 18	NMC 938554	395712	S16-T13N-R25E	9/6/2006
ADP 19	NMC 938555	395713	S16-T13N-R25E	9/6/2006
ADP 20	NMC 938556	395714	S16-T13N-R25E	9/6/2006
ADP 21	NMC 938557	395715	S16-T13N-R25E	9/6/2006
ADP 22	NMC 938558	395716	S17-T13N-R25E	9/6/2006
ADP 23	NMC 938559	395717	S17-T13N-R25E,	9/6/2006
SC 1	NMC1021840	455777	S19,20-T13N-R25E	1/6/2010
SC 2	NMC1021841	455778	S19,20,29,30-T13N-R25E	1/6/2010
SC 3	NMC1021842	455779	S20-T13N-R25E	1/6/2010
SC 4	NMC1021843	455780	S20,29-T13N-R25E	1/6/2010
SC 5	NMC1021844	455781	S20-T13N-R25E	1/6/2010
SC 6	NMC1021845	455782	S20,29-T13N-R25E	1/6/2010
SC 7	NMC1021846	455783	S20-T13N-R25E	1/6/2010

SC 8	NMC1021847	455784	S20,29-T13N-R25E	1/6/2010
SC 9	NMC1021848	455785	S20-T13N-R25E	1/6/2010
SC 10	NMC1021849	455786	S20,29-T13N-R25E	1/6/2010
SC 11	NMC1021850	455787	S20-T13N-R25E	1/6/2010
SC 12	NMC1021851	455788	S20,29-T13N-R25E	1/6/2010
SC 13	NMC1021852	455789	S20-T13N-R25E	1/6/2010
SC 14	NMC1021853	455790	S20,29-T13N-R25E	1/6/2010
SC 15	NMC1021854	455791	S20-T13N-R25E	1/6/2010
SC 16	NMC1021855	455792	S20,29-T13N-R25E	1/6/2010
SC 17	NMC1021856	455793	S20-T13N-R25E	1/6/2010
SC 18	NMC1021857	455794	S20,29-T13N-R25E	1/6/2010
SC 19	NMC1021858	455795	S19,20-T13N-R25E	1/6/2010
SC 20	NMC1021859	455796	S20-T13N-R25E	1/6/2010
SC 21	NMC1021860	455797	S20-T13N-R25E	1/6/2010
SC 22	NMC1021861	455798	S20-T13N-R25E	1/6/2010
SC 23	NMC1021862	455799	S20-T13N-R25E	1/6/2010
SC 24	NMC1021863	455800	S20-T13N-R25E	1/6/2010
SC 25	NMC1021864	455801	S20-T13N-R25E	1/6/2010
SC 26	NMC1021865	455802	S20-T13N-R25E	1/6/2010
SC 27	NMC1021866	455803	S20-T13N-R25E	1/6/2010
SC 28	NMC1025365	461854	S20,21-T13N-R25E	5/7/2010
SC 29	NMC1025366	461855	S20,21-T13N-R25E	5/7/2010
SC 30	NMC1025367	461856	S21-T13N-R25E	5/7/2010
SC 31	NMC1025368	461857	S21-T13N-R25E	5/7/2010
SC 32	NMC1025369	461858	S21-T13N-R25E	5/7/2010
SC 33	NMC1025370	461859	S21-T13N-R25E	5/7/2010
SC 34	NMC1025371	461860	S21-T13N-R25E	5/7/2010
SC 35	NMC1025372	461861	S20,21,28,29-T13N-R25E	5/7/2010
SC 36	NMC1025373	461862	S21,28-T13N-R25E	5/7/2010
SC 37	NMC1025374	461863	S21,28-T13N-R25E	5/7/2010
SC 38	NMC1025375	461864	S21,28-T13N-R25E	5/7/2010
SC 39	NMC1025376	461865	S21-T13N-R25E	5/7/2010
SC 40	NMC1025377	461866	S21,28-T13N-R25E	5/7/2010
SC 41	NMC1025378	461867	S21-T13N-R25E	5/7/2010
SC 42	NMC1025379	461868	S21,28-T13N-R25E	5/7/2010
SC 43	NMC1025380	461869	S21-T13N-R25E	5/7/2010
SC 44	NMC1025381	461870	S19,30-T13N-R25E	5/7/2010
SC 45	NMC1025382	461871	S19,30-T13N-R25E	5/7/2010
SC 46	NMC1025383	461872	S19,30-T13N-R25E	5/7/2010
SC 47	NMC1025384	461873	S19,30-T13N-R25E	5/7/2010
SC 48	NMC1025385	461874	S19,30-T13N-R25E	5/7/2010
SC 49	NMC1025386	461875	S19,30-T13N-R25E	5/7/2010
SC 50	NMC1025387	461876	S19,30-T13N-R25E	5/7/2010
SC 51	NMC1025388	461877	S19,30-T13N-R25E	5/7/2010
SC 52	NMC1025389	461878	S19-T13N-R25E	5/4/2010
SC 53	NMC1025390	461879	S24-T13N-R24E; S19-T13N-R25E	5/4/2010
SC 54	NMC1025391	461880	S19-T13N-R25E	5/4/2010
SC 55	NMC1025392	461881	S19-T13N-R25E	5/4/2010
SC 56	NMC1025393	461882	S19-T13N-R25E	5/4/2010

SC 57	NMC1025394	461883	S19-T13N-R25E	5/4/2010
SC 58	NMC1025395	461884	S19-T13N-R25E	5/4/2010
SC 59	NMC1025396	461885	S19-T13N-R25E	5/4/2010
SC 60	NMC1025397	461886	S19-T13N-R25E	5/4/2010
SC 61	NMC1025398	461887	S19-T13N-R25E	5/4/2010
SC 62	NMC1025399	461888	S19-T13N-R25E	5/4/2010
SC 63	NMC1025400	461889	S19-T13N-R25E	5/4/2010
SC 64	NMC1025401	461890	S19-T13N-R25E	5/4/2010
SC 65	NMC1025402	461891	S19-T13N-R25E	5/4/2010
SC 66	NMC1025403	461892	S19-T13N-R25E	5/4/2010
SC 67	NMC1025404	461893	S19-T13N-R25E	5/4/2010
SC 68	NMC1025405	461894	S13,24-T13N-R24E; S18,19-T13N-R25E	5/4/2010
SC 69	NMC1025406	461895	S13-T13N-R24E; S18-T13N-R25E	5/4/2010
SC 70	NMC1025407	461896	S18,19-T13N-R25E	5/4/2010
SC 71	NMC1025408	461897	S18-T13N-R25E	5/4/2010
SC 72	NMC1025409	461898	S18,19-T13N-R25E	5/4/2010
SC 73	NMC1025410	461899	S18-T13N-R25E	5/4/2010
SC 74	NMC1025411	461900	S18,19-T13N-R25E	5/4/2010
SC 75	NMC1025412	461901	S18-T13N-R25E	5/4/2010
SC 76	NMC1025413	461902	S18,19-T13N-R25E	5/4/2010
SC 77	NMC1025414	461903	S18-T13N-R25E	5/4/2010
SC 78	NMC1025415	461904	S18,19-T13N-R25E	5/4/2010
SC 79	NMC1025416	461905	S18-T13N-R25E	5/4/2010
SC 80	NMC1025417	461906	S18,19-T13N-R25E	5/4/2010
SC 81	NMC1025418	461907	S18-T13N-R25E	5/4/2010
SC 82	NMC1025419	461908	S18,19-T13N-R25E	5/4/2010
SC 83	NMC1025420	461909	S18-T13N-R25E	5/4/2010
SC 84	NMC1025421	461910	S17,18,19,20-T13N-R25E	5/4/2010
SC 85	NMC1025422	461911	S17,18-T13N-R25E	5/4/2010
SC 86	NMC1025423	461912	S17,20-T13N-R25E	5/4/2010
SC 87	NMC1025424	461913	S17-T13N-R25E	5/4/2010
SC 88	NMC1025425	461914	S17,20-T13N-R25E	5/4/2010
SC 89	NMC1025426	461915	S17-T13N-R25E	5/4/2010
SC 90	NMC1025427	461916	S17,20-T13N-R25E	5/4/2010
SC 91	NMC1025428	461917	S19,20-T13N-R25E	5/7/2010
SC 92	NMC1025429	461918	S20-T13N-R25E	5/7/2010
SC 93	NMC1025430	461919	S13-T13N-R24E; S18-T13N-R25E	5/4/2010
SC 94	NMC1025431	461920	S13-T13N-R24E; S18-T13N-R25E	5/4/2010
SC 95	NMC1025432	461921	S18-T13N-R25E	5/4/2010
SC 96	NMC1025433	461922	S18-T13N-R25E	5/4/2010
SC 97	NMC1025434	461923	S18-T13N-R25E	5/4/2010
SC 98	NMC1025435	461924	S18-T13N-R25E	5/4/2010
SC 99	NMC1025436	461925	S18-T13N-R25E	5/4/2010
SC 100	NMC1025437	461926	S18-T13N-R25E	5/4/2010
SC 101	NMC1025438	461927	S18-T13N-R25E	5/4/2010
SC 102	NMC1025439	461928	S18-T13N-R25E	5/4/2010
SC 103	NMC1025440	461929	S18-T13N-R25E	5/4/2010
SC 104	NMC1025441	461930	S18-T13N-R25E	5/4/2010

SC 105	NMC1025442	461931	S18-T13N-R25E	5/4/2010
SC 106	NMC1025443	461932	S18-T13N-R25E	5/4/2010
SC 107	NMC1025444	461933	S18-T13N-R25E	5/4/2010
SC 108	NMC1025445	461934	S18-T13N-R25E	5/4/2010
SC 109	NMC1025446	461935	S17,18-T13N-R25E	5/4/2010
SC 110	NMC1025447	461936	S17,18-T13N-R25E	5/4/2010
SC 111	NMC1025448	461937	S17-T13N-R25E	5/4/2010
SC 112	NMC1025449	461938	S17-T13N-R25E	5/4/2010
SC 113	NMC1025450	461939	S17-T13N-R25E	5/4/2010
SC 114	NMC1025451	461940	S17-T13N-R25E	5/4/2010
SC 115	NMC1025452	461941	S12-T13N-R24E	5/4/2010
SC 116	NMC1025453	461942	S12,13-T13N-R24E	5/4/2010
SC 117	NMC1025454	461943	S12-T13N-R24E	5/4/2010
SC 118	NMC1025455	461944	S12,13-T13N-R24E	5/4/2010
SC 119	NMC1025456	461945	S12-T13N-R24E	5/4/2010
SC 120	NMC1025457	461946	S12,13-T13N-R24E	5/4/2010
SC 121	NMC1025458	461947	S12-T13N-R24E	5/4/2010
SC 122	NMC1025459	461948	S12,13-T13N-R24E	5/4/2010
SC 123	NMC1025460	461949	S12-T13N-R24E; S7-T13N-R25E	5/4/2010
SC 124	NMC1025461	461950	S12,13-T13N-R24E; S7,18-T13N-R25E	5/4/2010
SC 125	NMC1025462	461951	S7-T13N-R25E	5/4/2010
SC 126	NMC1025463	461952	S7,18-T13N-R25E	5/4/2010
SC 127	NMC1025464	461953	S7-T13N-R25E	5/4/2010
SC 128	NMC1025465	461954	S7,18-T13N-R25E	5/4/2010
SC 129	NMC1025466	461955	S7-T13N-R25E	5/4/2010
SC 130	NMC1025467	461956	S7,18-T13N-R25E	5/4/2010
SC 131	NMC1025468	461957	S7-T13N-R25E	5/4/2010
SC 132	NMC1025469	461958	S7,18-T13N-R25E	5/4/2010
SC 133	NMC1025470	461959	S7-T13N-R25E	5/4/2010
SC 134	NMC1025471	461960	S7,18-T13N-R25E	5/4/2010
SC 135	NMC1025472	461961	S7-T13N-R25E	5/4/2010
SC 136	NMC1025473	461962	S7,18-T13N-R25E	5/4/2010
SC 137	NMC1025474	461963	S7-T13N-R25E	5/4/2010
SC 138	NMC1025475	461964	S7,18-T13N-R25E	5/4/2010
SC 139	NMC1025476	461965	S7,8-T13N-R25E	5/4/2010
SC 140	NMC1025477	461966	S7,8,17,18-T13N-R25E	5/4/2010
SC 141	NMC1025478	461967	S1,2,11,12-T13N-R24E	5/6/2010
SC 142	NMC1025479	461968	S11,12-T13N-R24E	5/6/2010
SC 143	NMC1025480	461969	S1,12-T13N-R24E	5/6/2010
SC 144	NMC1025481	461970	S12-T13N-R24E	5/6/2010
SC 145	NMC1025482	461971	S1,12-T13N-R24E	5/6/2010
SC 146	NMC1025483	461972	S12-T13N-R24E	5/6/2010
SC 147	NMC1025484	461973	S1,12-T13N-R24E	5/6/2010
SC 148	NMC1025485	461974	S12-T13N-R24E	5/6/2010
SC 149	NMC1025486	461975	S1,12-T13N-R24E	5/6/2010
SC 150	NMC1025487	461976	S12-T13N-R24E	5/6/2010
SC 151	NMC1025488	461977	S1,12-T13N-R24E	5/5/2010
SC 152	NMC1025489	461978	S12-T13N-R24E	5/5/2010

SC 153	NMC1025490	461979	S1,12-T13N-R24E	5/5/2010
SC 154	NMC1025491	461980	S12-T13N-R24E	5/5/2010
SC 155	NMC1025492	461981	S1,12-T13N-R24E	5/5/2010
SC 156	NMC1025493	461982	S12-T13N-R24E	5/5/2010
SC 157	NMC1025494	461983	S1,12-T13N-R24E	5/5/2010
SC 158	NMC1025495	461984	S12-T13N-R24E	5/5/2010
SC 159	NMC1025496	461985	S1,12-T13N-R24E; S6,7-T13N-R25E	5/5/2010
SC 160	NMC1025497	461986	S12-T13N-R24E; S7-T13N-R25E	5/5/2010
SC 161	NMC1025498	461987	S6,7-T13N-R25E	5/5/2010
SC 162	NMC1025499	461988	S7-T13N-R25E	5/5/2010
SC 163	NMC1025500	461989	S6,7-T13N-R25E	5/5/2010
SC 164	NMC1025501	461990	S7-T13N-R25E	5/5/2010
SC 165	NMC1025502	461991	S6,7-T13N-R25E	5/5/2010
SC 166	NMC1025503	461992	S7-T13N-R25E	5/5/2010
SC 167	NMC1025504	461993	S6,7-T13N-R25E	5/5/2010
SC 168	NMC1025505	461994	S7-T13N-R25E	5/5/2010
SC 169	NMC1025506	461995	S6,7-T13N-R25E	5/5/2010
SC 170	NMC1025507	461996	S7-T13N-R25E	5/5/2010
SC 171	NMC1025508	461997	S6,7-T13N-R25E	5/5/2010
SC 172	NMC1025509	461998	S7-T13N-R25E	5/5/2010
SC 173	NMC1025510	461999	S6,7-T13N-R25E	5/5/2010
SC 174	NMC1025511	462000	S7-T13N-R25E	5/5/2010
SC 175	NMC1025512	462001	S5,6,7,8-T13N-R25E	5/5/2010
SC 176	NMC1025513	462002	S7,8-T13N-R25E	5/5/2010
SC 177	NMC1025514	462003	S1,2-T13N-R24E	5/6/2010
SC 178	NMC1025515	462004	S1,2-T13N-R24E	5/6/2010
SC 179	NMC1025516	462005	S1-T13N-R24E	5/6/2010
SC 180	NMC1025517	462006	S1-T13N-R24E	5/6/2010
SC 181	NMC1025518	462007	S1-T13N-R24E	5/6/2010
SC 182	NMC1025519	462008	S1-T13N-R24E	5/6/2010
SC 183	NMC1025520	462009	S1-T13N-R24E	5/6/2010
SC 184	NMC1025521	462010	S1-T13N-R24E	5/6/2010
SC 185	NMC1025522	462011	S1-T13N-R24E	5/6/2010
SC 186	NMC1025523	462012	S1-T13N-R24E	5/6/2010
SC 187	NMC1025524	462013	S1-T13N-R24E	5/6/2010
SC 188	NMC1025525	462014	S1-T13N-R24E	5/6/2010
SC 189	NMC1025526	462015	S1-T13N-R24E	5/6/2010
SC 190	NMC1025527	462016	S1-T13N-R24E	5/6/2010
SC 191	NMC1025528	462017	S1-T13N-R24E	5/6/2010
SC 192	NMC1025529	462018	S1-T13N-R24E	5/6/2010
SC 193	NMC1025530	462019	S1-T13N-R24E	5/6/2010
SC 194	NMC1025531	462020	S1-T13N-R24E	5/6/2010
SC 195	NMC1025532	462021	S1-T13N-R24E; S6-T13N-R25E	5/5/2010
SC 196	NMC1025533	462022	S1-T13N-R24E; S6-T13N-R25E	5/5/2010
SC 197	NMC1025534	462023	S6-T13N-R25E	5/5/2010
SC 198	NMC1025535	462024	S6-T13N-R25E	5/5/2010
SC 199	NMC1025536	462025	S6-T13N-R25E	5/5/2010
SC 200	NMC1025537	462026	S6-T13N-R25E	5/5/2010
SC 201	NMC1025538	462027	S6-T13N-R25E	5/5/2010

SC 202	NMC1025539	462028	S6-T13N-R25E	5/5/2010
SC 203	NMC1025540	462029	S6-T13N-R25E	5/18/2010
SC 204	NMC1025541	462030	S6-T13N-R25E	5/5/2010
SC 205	NMC1025542	462031	S6-T13N-R25E	5/5/2010
SC 206	NMC1025543	462032	S6-T13N-R25E	5/5/2010
SC 207	NMC1025544	462033	S1,2-T13N-R24E; S35-T14N-R24E	5/6/2010
SC 208	NMC1025545	462034	S1,2-T13N-R24E	5/6/2010
SC 209	NMC1025546	462035	S1-T13N-R24E; S35,36-T14N-R24E	5/6/2010
SC 210	NMC1025547	462036	S1-T13N-R24E	5/6/2010
SC 211	NMC1025548	462037	S1-T13N-R24E; S36-T14N-R24E	5/6/2010
SC 212	NMC1025549	462038	S1-T13N-R24E	5/6/2010
SC 213	NMC1025550	462039	S1-T13N-R24E; S36-T14N-R24E	5/6/2010
SC 214	NMC1025551	462040	S1-T13N-R24E	5/6/2010
SC 215	NMC1025552	462041	S1-T13N-R24E; S36-T14N-R24E	5/6/2010
SC 216	NMC1025553	462042	S1-T13N-R24E	5/6/2010
SC 217	NMC1025554	462043	S1-T13N-R24E; S36-T14N-R24E	5/5/2010
SC 218	NMC1025555	462044	S1-T13N-R24E	5/5/2010
SC 219	NMC1025556	462045	S1-T13N-R24E; S36-T14N-R24E	5/5/2010
SC 220	NMC1025557	462046	S1-T13N-R24E	5/5/2010
SC 221	NMC1025558	462047	S1-T13N-R24E; S36-T14N-R24E	5/5/2010
SC 222	NMC1025559	462048	S1-T13N-R24E	5/5/2010
SC 223	NMC1025560	462049	S1-T13N-R24E; S36-T14N-R24E	5/5/2010
SC 224	NMC1025561	462050	S1-T13N-R24E	5/5/2010
SC 225	NMC1025562	462051	S1-T13N-R24E; S6-T13N-R25E; S36-T14N-R24E; S31-T14N-R25E	5/5/2010
SC 226	NMC1025563	462052	S1-T13N-R24E; S6-T13N-R25E	5/5/2010
SC 227	NMC1025564	462053	S6-T13N-R25E; S31-T14N-R25E	5/18/2010
SC 229	NMC1025565	462054	S6-T13N-R25E; S31-T14N-R25E	5/18/2010
SC 231	NMC1025566	462055	S6-T13N-R25E; S31-T14N-R25E	5/5/2010
SC 232	NMC1025567	462056	S6-T13N-R25E	5/5/2010
SC 233	NMC1025568	462057	S6-T13N-R25E; S31-T14N-R25E	5/5/2010
SC 234	NMC1025569	462058	S6-T13N-R25E	5/5/2010
SC 235	NMC1040806	474396	S11-T13N-R24E	1/7/2011
SC 236	NMC1040807	474397	S11, 14-T13N-R24E	1/7/2011
SC 237	NMC1040808	474398	S11-T13N-R24E	1/7/2011
SC 238	NMC1040809	474399	S11, 14-T13N-R24E	1/7/2011
SC 239	NMC1040810	474400	S11, 12-T13N-R24E	1/7/2011
SC 240	NMC1040811	474401	S11, 12, 13, 14-T13N-R24E	1/7/2011
SC 241	NMC1040812	474402	S12-T13N-R24E	1/7/2011
SC 242	NMC1040813	474403	S12, 13-T13N-R24E	1/7/2011
SC 243	NMC1040814	474404	S12-T13N-R24E	1/7/2011
SC 244	NMC1040815	474405	S12, 13-T13N-R24E	1/7/2011
SC 245	NMC1040816	474406	S12-T13N-R24E	1/7/2011
SC 246	NMC1040817	474407	S12-T13N-R24E	1/7/2011
SC 247	NMC1040818	474408	S12-T13N-R24E	1/7/2011
SC 248	NMC1040819	474409	S12, 13-T13N-R24E	1/7/2011
SC 249	NMC1040820	474410	S2, 11-T13N-R24E	1/7/2011
SC 250	NMC1040821	474411	S11-T13N-R24E	1/7/2011

SC 251	NMC1040822	474412	S2, 11-T13N-R24E	1/7/2011
SC 252	NMC1040823	474413	S11-T13N-R24E	1/7/2011
SC 253	NMC1040824	474414	S2-T13N-R24E	1/7/2011
SC 254	NMC1040825	474415	S2-T13N-R24E	1/7/2011
SC 255	NMC1040826	474416	S2-T13N-R24E	1/7/2011
SC 256	NMC1040827	474417	S2-T13N-R24E	1/7/2011
SC 257	NMC1040828	474418	S13-T13N-R24E	1/6/2011
SC 258	NMC1040829	474419	S13-T13N-R24E	1/6/2011
SC 259	NMC1040830	474420	S13-T13N-R24E	1/6/2011
SC 260	NMC1040831	474421	S13, 24-T13N-R24E	1/6/2011
SC 261	NMC1040832	474422	S13, 24-T13N-R24E	1/6/2011
SC 262	NMC1040833	474423	S24-T13N-R24E	1/6/2011
SC 263	NMC1040834	474424	S24-T13N-R24E; S19-T13N-R25E	1/6/2011
SC 264	NMC1040835	474425	S13-T13N-R24E	1/6/2011
SC 265	NMC1040836	474426	S13-T13N-R24E	1/6/2011
SC 266	NMC1040837	474427	S13-T13N-R24E	1/6/2011
SC 267	NMC1040838	474428	S2-T13N-R24E	1/7/2011
SC268	NMC1046273	477851	S13-T13N-R24E	4/5/2011
SC269	NMC1046274	477852	S23-T13N-R24E	4/5/2011
SC270	NMC1046275	477853	S23, 26-T13N-R24E	4/5/2011
SC271	NMC1046276	477854	S23-T13N-R24E	4/5/2011
SC272	NMC1046277	477855	S23, 24, 25, 26-T13N-R24E	4/5/2011
SC273	NMC1046278	477856	S24, 25-T13N-R24E	4/5/2011
SC274	NMC1046279	477857	S23, 24, 25-T13N-R24E	4/5/2011
SC275	NMC1046280	477858	S24-T13N-R24E	4/5/2011
SC276	NMC1046281	477859	S24, 25-T13N-R24E	4/5/2011
SC277	NMC1046282	477860	S24-T13N-R24E	4/5/2011
SC278	NMC1046283	477861	S24, 25-T13N-R24E	4/5/2011
SC279	NMC1046284	477862	S24-T13N-R24E	4/5/2011
SC280	NMC1046285	477863	S24, 25-T13N-R24E	4/5/2011
SC281	NMC1046286	477864	S24-T13N-R24E	4/5/2011
SC282	NMC1046287	477865	S24, 25-T13N-R24E	4/5/2011
SC283	NMC1046288	477866	S24-T13N-R24E	4/5/2011
SC284	NMC1046289	477867	S24, 25-T13N-R24E	4/5/2011
SC285	NMC1046290	477868	S24-T13N-R24E	4/5/2011
SC286	NMC1046291	477869	S24, 25-T13N-R24E	4/5/2011
SC287	NMC1046292	477870	S24-T13N-R24E	4/5/2011
SC288	NMC1046293	477871	S24, 25-T13N-R24E	4/5/2011
SC289	NMC1046294	477872	S24-T13N-R24E	4/5/2011
SC290	NMC1046295	477873	S24, 25-T13N-R24E	4/5/2011
SC291	NMC1046296	477874	S23-T13N-R24E	4/5/2011
SC292	NMC1046297	477875	S23-T13N-R24E	4/5/2011
SC293	NMC1046298	477876	S23-T13N-R24E	4/5/2011
SC 294	NMC1054472	483116	S26-T13N-R24E	7/27/2011
SC 295	NMC1054473	483117	S26-T13N-R24E	7/27/2011
SC 296	NMC1054474	483118	S25,26-T13N-R24E	7/27/2011
SC 297	NMC1054475	483119	S25,26-T13N-R24E	7/27/2011
SC 298	NMC1054476	483120	S25-T13N-R24E	7/27/2011
SC 299	NMC1054477	483121	S25-T13N-R24E	7/27/2011

SC 300	NMC1054478	483122	S25-T13N-R24E	7/27/2011
SC 301	NMC1054479	483123	S25-T13N-R24E	7/27/2011
SC 302	NMC1054480	483124	S25-T13N-R24E	7/27/2011
SC 303	NMC1054481	483125	S25-T13N-R24E	7/27/2011
SC 304	NMC1054482	483126	S25-T13N-R24E	7/27/2011
SC 305	NMC1054483	483127	S25-T13N-R24E	7/27/2011
SC 306	NMC1054484	483128	S25-T13N-R24E	7/27/2011
SC 307	NMC1054485	483129	S25-T13N-R24E	7/27/2011
SC 308	NMC1054486	483130	S25-T13N-R24E	7/27/2011
SC 309	NMC1054487	483131	S25-T13N-R24E	7/27/2011
SC 310	NMC1054488	483132	S25-T13N-R24E	7/27/2011
SC 311	NMC1054489	483133	S25-T13N-R24E	7/27/2011
SC 312	NMC1054490	483134	S25-T13N-R24E	7/27/2011
SC 313	NMC1054491	483135	S25-T13N-R24E	7/27/2011
SC 314	NMC1054492	483136	S30-T13N-R25E	7/27/2011
SC 315	NMC1054493	483137	S30-T13N-R25E	7/27/2011
SC 316	NMC1054494	483138	S30-T13N-R25E	7/27/2011
SC 317	NMC1054495	483139	S30-T13N-R25E	7/27/2011
SC 318	NMC1054496	483140	S30-T13N-R25E	7/27/2011
SC 319	NMC1054497	483141	S30-T13N-R25E	7/27/2011
SC 320	NMC1054498	483142	S30-T13N-R25E	9/29/2011
SC 321	NMC1054499	483143	S30-T13N-R25E	7/27/2011
SC 322	NMC1054500	483144	S25,36-T13N-R25E	9/30/2011
SC 323	NMC1054501	483145	S25-T13N-R24E	9/30/2011
SC 324	NMC1054502	483146	S25,36-T13N-R24E	7/27/2011
SC 325	NMC1054503	483147	S25-T13N-R24E	7/27/2011
SC 326	NMC1054504	483148	S25,36-T13N-R24E	7/27/2011
SC 327	NMC1054505	483149	S25-T13N-R24E	7/27/2011
SC 328	NMC1054506	483150	S25,36-T13N-R24E	7/27/2011
SC 329	NMC1054507	483151	S25-T13N-R24E	7/27/2011
SC 330	NMC1054508	483152	S25,36-T13N-R24E	7/27/2011
SC 331	NMC1054509	483153	S25-T13N-R24E	7/27/2011
SC 332	NMC1054510	483154	S25,36-T13N-R24E	7/27/2011
SC 333	NMC1054511	483155	S25-T13N-R24E	7/27/2011
SC 334	NMC1054512	483156	S25,36-T13N-R24E	7/28/2011
SC 335	NMC1054513	483157	S25-T13N-R24E	7/27/2011
SC 336	NMC1054514	483158	S35,36-T13N-R24E	9/7/2011
SC 337	NMC1054515	483159	S36-T13N-R24E	7/28/2011
SC 338	NMC1054516	483160	S36-T13N-R24E	7/28/2011
SC 339	NMC1054517	483161	S36-T13N-R24E	7/28/2011
SC 340	NMC1054518	483162	S36-T13N-R24E	7/28/2011
SC 341	NMC1054519	483163	S36-T13N-R24E	7/28/2011
SC 342	NMC1054520	483164	S36-T13N-R24E	7/28/2011
SC 343	NMC1054521	483165	S36-T13N-R24E	7/28/2011
SC 344	NMC1054522	483166	S36-T13N-R24E	7/28/2011
SC 345	NMC1054523	483167	S36-T13N-R24E	7/28/2011
SC 346	NMC1054524	483168	S36-T13N-R24E	7/28/2011
SC 347	NMC1054525	483169	S36-T13N-R24E	7/28/2011
SC 348	NMC1054526	483170	S36-T13N-R24E	7/28/2011

SC 349	NMC1054527	483171	S36-T13N-R24E	7/28/2011
SC 350	NMC1054528	483172	S36-T13N-R24E	7/28/2011
SC 351	NMC1054529	483173	S36-T13N-R24E	7/28/2011
SC 352	NMC1054530	483174	S36-T13N-R24E	7/28/2011
SC 353	NMC1054531	483175	S35-T13N-R24E	7/28/2011
SC 354	NMC1054532	483176	S2-T12N-R24E	7/28/2011
SC 355	NMC1054533	483177	S35-T13N-R24E	7/28/2011
SC 356	NMC1054534	483178	S2-T12N-R24E, S35-T13N-R24E	7/28/2011
SC 357	NMC1054535	483179	S35-T13N-R24E	7/28/2011
SC 358	NMC1054536	483180	S2-T12N-R24E, S35-T13N-R24E	7/28/2011
SC 359	NMC1054537	483181	S35-T13N-R24E	7/28/2011
SC 360	NMC1054538	483182	S2-T12N-R24E, S35-T13N-R24E	7/28/2011
SC 361	NMC1054539	483183	S35-T13N-R24E	9/7/2011
SC 362	NMC1054540	483184	S2-T12N-R24E, S35-T13N-R24E	7/28/2011
SC 363	NMC1054541	483185	S1,2-T12N-R24E, S35,36-T13N-R24E	7/28/2011
SC 364	NMC1054542	483186	S1-T12N-R24E, S36-T13N-R24E	7/28/2011
SC 365	NMC1054543	483187	S1-T12N-R24E, S36-T13N-R24E	7/28/2011
SC 366	NMC1054544	483188	S1-T12N-R24E, S36-T13N-R24E	7/28/2011
SC 367	NMC1054545	483189	S1-T12N-R24E, S36-T13N-R24E	7/28/2011
SC 368	NMC1054546	483190	S1-T12N-R24E, S36-T13N-R24E	7/28/2011
SC 369	NMC1054547	483191	S1-T12N-R24E, S36-T13N-R24E	7/28/2011
SC 370	NMC1054548	483192	S35-T13N-R24E	9/7/2011
SC 371	NMC1054549	483193	S25,36-T13N-R24E	9/30/2011
SC-500	NMC1042047	475245	S17,20-T13N-R25E	4/18/2011
SC-501	NMC1042048	475246	S17,20-T13N-R25E	4/18/2011
SC502	NMC1047782	479204	S9, 16-T13N-R24E	4/27/2011
SC503	NMC1047783	479205	S9, 16-T13N-R24E	4/27/2011
SC504	NMC1047784	479206	S21-T13N-R24E	4/27/2011
SC505	NMC1047785	479207	S21-T13N-R24E	4/27/2011

APPENDIX B

DRILL HOLE LISTING

HOLES INCLUDED IN RESOURCE ESTIMATION
NEVADA WEST SP, NAD83, NAVD 88, US FEET

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
SPS	SP-001	2453236.2	14664767.9	4246.2	0º/-90º	207.5	Core
SPS	SP-002	2453140.6	14664839.0	4256.0	0º/-90º	259.0	Core
SPS	SP-003	2453237.6	14664853.6	4252.5	0º/-90º	405.0	Core
SPS	SP-004	2448046.2	14666391.4	4299.1	0º/-90º	803.5	Core
SPS	SP-005	2452718.2	14662851.6	4416.0	0º/-90º	390.0	RC
SPS	SP-006	2448167.3	14666398.5	4277.9	0º/-90º	791.0	Core
SPS	SP-007	2452741.4	14662686.4	4439.4	0º/-90º	340.0	RC
SPS	SP-008	2452828.0	14662544.2	4436.6	0º/-90º	435.0	RC
SPS	SP-009	2452908.0	14662853.6	4414.4	0º/-90º	355.0	RC
SPS	SP-010	2448170.1	14666397.7	4278.3	90º/-70º	741.0	Core
SPS	SP-011	2449214.5	14667477.8	4513.5	180º/-60º	500.0	RC
SPS	SP-012	2449332.1	14666999.1	4377.1	180º/-60º	1000	RC
SPS	SP-013	2449094.6	14667010.8	4377.6	180º/-70º	1000	RC
SPS	SP-014	2453338.8	14663322.9	4396.9	0º/-90º	341.5	Core
SPS	SP-014A	2448750.6	14667042.3	4356.1	180º/-70º	1000	RC
SPS	SP-015	2453274.7	14663173.0	4416.9	0º/-90º	438.0	Core
SPS	SP-016	2448842.4	14664832.8	4473.3	180º/-60º	780	RC
SPS	SP-017	2451391.6	14664007.1	4264.7	0º/-90º	216.5	Core
SPS	SP-018	2447855.6	14665863.0	4448.1	90º/-70º	530	RC
SPS	SP-019	2451220.6	14664152.3	4241.2	0º/-90º	300.0	Core
SPS	SP-020	2452251.0	14665438.2	4360.4	180º/-80º	265	RC
SPS	SP-021	2452430.2	14665393.2	4351.9	180º/-60º	720	RC
SPS	SP-022	2447946.6	14665681.0	4468.9	180º/-60º	940	RC
SPS	SP-023	2452614.7	14665222.6	4323.1	180º/-60º	596.0	RC
SPS	SP-024	2447903.4	14665652.3	4467.8	0º/-90º	780	RC
SPS	SP-025	2448849.1	14664850.6	4466.9	0º/-90º	610	RC
SPS	SP-026	2452922.6	14664994.1	4296.9	180º/-60º	655	RC
SPS	SP-027	2450832.1	14664380.2	4238.0	0º/-90º	797.0	Core
SPS	SP-028	2451225.8	14664152.4	4241.2	0º/-90º	300.0	RC
SPS	SP-029	2453349.0	14663323.1	4396.9	0º/-90º	560.0	RC
SPS	SP-030	2453315.8	14663152.4	4415.9	0º/-90º	460.0	RC
SPS	SP-031	2451050.7	14664313.1	4237.0	0º/-90º	162.0	Core
SPS	SP-032	2451730.9	14663862.4	4243.4	0º/-90º	506.0	Core
SPS	SP-033	2452929.4	14662639.8	4434.5	0º/-90º	190.0	RC

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
SPS	SP-034	2452826.8	14665098.9	4309.9	180º/-60º	903.0	Core
SPS	SP-034A	2452573.7	14662918.9	4440.9	0º/-90º	365.0	RC
SPS	SP-035	2451653.7	14664089.2	4224.2	0º/-60º	190.0	RC
SPS	SP-036	2450631.9	14664467.4	4226.4	0º/-60º	550.0	RC
SPS	SP-037	2451430.0	14664163.7	4231.4	180º/-60º	180.0	RC
SPS	SP-038	2445479.1	14670504.1	4549.7	90º/-60º	830.0	RC
SPS	SP-039	2450827.1	14664373.9	4237.4	0º/-60º	295.0	RC
SPS	SP-040	2451055.5	14664317.5	4236.4	0º/-55º	200.0	RC
HISTORIC	A+100-0	2453118.1	14663546.7	4341.4	0º/-90º	300	CORE
HISTORIC	A+100-1	2453095.4	14663652.5	4445.9	0º/-90º	283.1	CORE
HISTORIC	A+100-10	2453133.6	14664537.7	4434.4	0º/-90º	240.5	CORE
HISTORIC	A+100-12	2453126.0	14664746.9	4434.4	0º/-90º	294	CORE
HISTORIC	A+100-14	2453128.3	14664960.8	4408.4	0º/-90º	328	CORE
HISTORIC	A+100-1S	2453117.5	14663451.7	4354.4	0º/-90º	300	CORE
HISTORIC	A+100-2S	2453123.8	14663348.7	4417.4	0º/-90º	288.4	CORE
HISTORIC	A+100-3	2453118.1	14663848.7	4452.4	0º/-90º	482.1	CORE
HISTORIC	A+100-4	2453119.9	14663966.8	4435.4	0º/-90º	487.9	CORE
HISTORIC	A+100-5	2453122.3	14664040.7	4434.4	0º/-90º	487	CORE
HISTORIC	A+100-5S	2453140.9	14663059.5	4417.4	0º/-90º	393	CORE
HISTORIC	A+100-6	2453127.0	14664149.7	4420.4	0º/-90º	486.2	CORE
HISTORIC	A+100-8	2453127.4	14664348.7	4428.4	0º/-90º	328	CORE
HISTORIC	A-100-12	2453327.7	14664751.4	4397.4	0º/-90º	305	CORE
HISTORIC	A-100-13	2453319.3	14664845.4	4398.4	0º/-90º	200	CORE
HISTORIC	A-100-2S	2453300.6	14663351.4	4413.4	0º/-90º	545	CORE
HISTORIC	A-100-4S	2453314.3	14663151.3	4414.4	0º/-90º	379	CORE
HISTORIC	A-12	2453230.9	14664768.1	4302.4	0º/-90º	176	CORE
HISTORIC	A-13	2453231.5	14664850.1	4402.4	0º/-90º	200	CORE
HISTORIC	A-14	2453234.1	14664952.0	4403.4	0º/-90º	200	CORE
HISTORIC	A-15	2453216.7	14665041.2	4405.4	0º/-90º	200	CORE
HISTORIC	A-22+50	2453234.7	14665800.1	4410.4	0º/-90º	2284.7	CORE
HISTORIC	A-27	2453239.7	14666260.1	4411.4	180º/-55º	470	CORE
HISTORIC	A-4S	2453216.4	14663152.0	4416.4	0º/-90º	305	CORE
HISTORIC	A-6	2453214.9	14664139.1	4417.4	0º/-90º	222.2	CORE
HISTORIC	AA+100-25	2447962.8	14666106.8	4403.4	0º/-90º	453	CORE
HISTORIC	AA+100-27	2447940.9	14666270.9	4403.4	0º/-90º	550	CORE
HISTORIC	AA-24	2448061.9	14665983.0	4602.9	0º/-90º	855.9	CORE
HISTORIC	AA-26	2448044.4	14666205.2	4580.1	0º/-90º	1202	CORE
HISTORIC	AA-28	2448056.6	14666390.1	4600.1	0º/-90º	1076	CORE
HISTORIC	AA-30	2448077.7	14666563.0	4528.3	0º/-90º	1091.5	CORE
HISTORIC	B+100-15	2452952.3	14665074.0	4426.5	0º/-90º	137	CORE
HISTORIC	B+100-3-4202	2452919.4	14663854.1	4205.0	0º/-90º	250	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	B+100-4	2452911.1	14663955.2	4279.9	0º/-90º	225	CORE
HISTORIC	B+100-5	2452916.7	14664055.2	4206.4	0º/-90º	250	CORE
HISTORIC	B+100-6	2452925.4	14664154.6	4306.6	0º/-90º	212	CORE
HISTORIC	B+100-8	2452920.6	14664348.2	4303.3	0º/-90º	247.1	CORE
HISTORIC	B+150-2S	2452867.5	14663347.5	4423.2	0º/-90º	65	CORE
HISTORIC	B+150-2SA	2452862.2	14663349.5	4423.6	0º/-90º	299	CORE
HISTORIC	B+50-2S	2452973.1	14663351.7	4421.0	0º/-90º	383.5	CORE
HISTORIC	B-0	2453021.4	14663555.7	4423.7	0º/-90º	317	CORE
HISTORIC	B-100-0	2453379.8	14663554.9	4413.4	0º/-90º	416	CORE
HISTORIC	B-100-10	2453403.1	14664598.3	4399.0	180º/-50º	319.3	CORE
HISTORIC	B-100-11	2453476.1	14664656.9	4401.7	0º/-90º	374	CORE
HISTORIC	B-100-3-4419	2453387.5	14663819.9	4422.4	0º/-90º	382.5	CORE
HISTORIC	B-100-4	2453421.3	14663957.8	4403.8	0º/-90º	422.3	CORE
HISTORIC	B-100-7	2453404.7	14664251.3	4401.9	180º/-60º	304	CORE
HISTORIC	B-100-8	2453479.2	14664398.3	4398.4	0º/-90º	415	CORE
HISTORIC	B-11	2453026.5	14664653.5	4439.9	0º/-90º	257.4	CORE
HISTORIC	B-13	2453009.8	14664851.6	4437.9	0º/-90º	996	CORE
HISTORIC	B-14	2453022.5	14664958.5	4419.7	0º/-90º	505	ROTARY
HISTORIC	B-15	2453026.9	14665035.5	4422.5	0º/-90º	380	CORE
HISTORIC	B-2	2453029.6	14663751.4	4430.1	0º/-90º	300.1	CORE
HISTORIC	B-3	2453017.3	14663852.5	4227.2	0º/-90º	608	CORE
HISTORIC	B-3S	2453010.4	14663254.5	4378.7	0º/-90º	300	CORE
HISTORIC	C+100-10	2452749.3	14664568.4	4434.2	0º/-90º	532.6	CORE
HISTORIC	C+100-14	2452729.9	14664957.5	4302.0	0º/-90º	405	CORE
HISTORIC	C+100-1S-4198	2452723.1	14663462.5	4202.3	0º/-90º	300	CORE
HISTORIC	C+100-1S-4250	2452697.6	14663531.7	4253.3	0º/-90º	427.3	CORE
HISTORIC	C+100-2	2452730.0	14663751.4	4152.8	0º/-90º	500	CORE
HISTORIC	C+100-3	2452716.7	14663852.5	4252.9	0º/-90º	566.3	CORE
HISTORIC	C+100-4	2452717.4	14663956.5	4131.7	0º/-90º	535	CORE
HISTORIC	C+100-4S	2452739.2	14663163.3	4427.0	0º/-90º	293	CORE
HISTORIC	C+100-6	2452724.6	14664153.5	4378.4	0º/-90º	362.5	CORE
HISTORIC	C+100-7	2452717.3	14664251.6	4254.1	0º/-90º	604	CORE
HISTORIC	C+100-7S	2452735.2	14662864.3	4434.0	0º/-90º	300	ROTARY
HISTORIC	C+100-9	2452727.6	14664451.5	4280.0	0º/-90º	603	CORE
HISTORIC	C-10	2452827.0	14664545.8	4381.3	0º/-90º	291.7	CORE
HISTORIC	C-12	2452821.4	14664753.9	4391.5	0º/-90º	377.2	CORE
HISTORIC	C-13	2452829.3	14664892.8	4293.4	0º/-90º	215	CORE
HISTORIC	C-14	2452830.7	14664951.8	4448.1	0º/-90º	675.8	CORE
HISTORIC	C-16	2452851.0	14665154.7	4467.5	0º/-90º	380	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	C-3	2452822.6	14663855.8	4204.3	0º/-90º	350	CORE
HISTORIC	C-3S	2452818.6	14663254.8	4424.3	0º/-90º	315.4	CORE
HISTORIC	C-4S	2452817.0	14663154.8	4425.9	0º/-90º	363	CORE
HISTORIC	C-5	2452824.9	14664055.8	4180.1	0º/-90º	403	CORE
HISTORIC	C-6	2452827.5	14664146.8	4178.8	0º/-90º	300	CORE
HISTORIC	C-6S	2452819.5	14662930.7	4427.4	0º/-90º	257.9	CORE
HISTORIC	C-7	2452820.7	14664254.3	4154.0	0º/-90º	343	CORE
HISTORIC	C-8	2452768.9	14664353.2	4382.1	0º/-90º	678.8	CORE
HISTORIC	CDH S-12	2451032.5	14665166.4	4478.5	0º/-90º	604.5	CORE
HISTORIC	D+13	2452528.4	14664853.9	4186.2	0º/-90º	360	CORE
HISTORIC	D-10	2452627.4	14664554.2	4403.4	0º/-90º	1006	CORE
HISTORIC	D-12	2452647.5	14664730.1	4431.2	0º/-90º	616	CORE
HISTORIC	D-13S	2452619.8	14662248.4	4431.8	0º/-90º	426	CORE
HISTORIC	D-15	2452626.0	14665110.3	4467.3	0º/-90º	621	CORE
HISTORIC	D-152	2450541.8	14665870.8	4080.0	180º/-62.5º	1840.6	CORE
HISTORIC	D-158	2450545.7	14666936.9	4488.4	180º/-65º	2533.6	CORE
HISTORIC	D-168	2450539.0	14664977.8	4055.1	180º/-65º	1006	CORE
HISTORIC	D-17	2452636.9	14665250.2	4481.1	0º/-90º	240	CORE
HISTORIC	D-173	2450539.0	14664977.8	4055.1	0º/-80º	878	CORE
HISTORIC	D-174	2450542.8	14665870.8	4081.0	0º/-90º	1514	CORE
HISTORIC	D-18S	2452603.1	14661749.1	4434.2	0º/-90º	505.6	CORE
HISTORIC	D-1A (P-18)	2450266.7	14665341.7	4511.4	0º/-90º	416.6	CORE
HISTORIC	D-2S	2452619.1	14663360.7	4395.1	0º/-90º	466	CORE
HISTORIC	D-30-A	2450813.9	14665173.9	4278.9	0º/-90º	206	CORE
HISTORIC	D-3S	2452618.2	14663245.2	4428.0	0º/-90º	377.9	CORE
HISTORIC	D-4S	2452615.2	14663158.1	4431.2	0º/-90º	563	CORE
HISTORIC	D-8	2452626.1	14664354.2	4403.4	0º/-90º	586	CORE
HISTORIC	D-8S	2452610.8	14662752.8	4433.7	0º/-90º	309	CORE
HISTORIC	DD1	2449616.7	14666006.5	4511.2	0º/-90º	259.6	CORE
HISTORIC	D-Q+100-14	2449933.9	14664987.9	4305.2	320º/-84º	328.9	CORE
HISTORIC	D-S-15	2449634.9	14665076.1	4278.4	0º/-90º	257.5	CORE
HISTORIC	E+100-10	2452331.1	14664559.6	4075.7	0º/-90º	600	CORE
HISTORIC	E+100-13	2452330.4	14664869.8	4153.9	0º/-90º	600	CORE
HISTORIC	E+100-5	2452323.9	14664057.0	4128.8	0º/-90º	350	CORE
HISTORIC	E+14	2452348.8	14664961.6	4169.3	0º/-90º	596	CORE
HISTORIC	E+8	2452330.2	14664356.7	4058.7	0º/-90º	500	CORE
HISTORIC	E-0	2452419.2	14663556.6	4415.4	0º/-90º	330.1	CORE
HISTORIC	E-100-11	2453726.5	14664646.6	4399.4	0º/-90º	200	CORE
HISTORIC	E-100-13	2453728.7	14664854.1	4392.8	0º/-90º	200	CORE
HISTORIC	E-100-5	2453727.8	14664035.0	4398.8	0º/-90º	300	CORE
HISTORIC	E-12	2452429.0	14664755.6	4457.4	0º/-90º	725	ROTARY

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	E-14	2452432.2	14664951.6	4439.4	0º/-90º	731	CORE
HISTORIC	E-16	2452431.5	14665153.6	4448.0	0º/-90º	289	CORE
HISTORIC	E-17	2452427.6	14665275.2	4451.9	0º/-90º	620	CORE
HISTORIC	E-18	2452430.8	14665355.7	4451.1	0º/-90º	151	CORE
HISTORIC	E-2S	2452422.0	14663354.6	4401.9	0º/-90º	230.8	CORE
HISTORIC	E-3	2452427.7	14663848.5	4178.0	0º/-90º	394	CORE
HISTORIC	E-3S	2452411.3	14663250.7	4434.6	0º/-90º	349.5	CORE
HISTORIC	E-4S	2452406.2	14663174.0	4436.9	0º/-90º	185.8	CORE
HISTORIC	E-9	2452430.0	14664455.6	4084.5	0º/-90º	532	CORE
HISTORIC	F+100-0	2452127.3	14663550.0	4402.0	0º/-90º	550	CORE
HISTORIC	F+100-11	2452137.3	14664661.3	4032.1	0º/-90º	200	CORE
HISTORIC	F+100-3	2452129.2	14663867.1	4354.7	0º/-90º	281.7	CORE
HISTORIC	F+100-4	2452123.8	14663956.4	4204.3	0º/-90º	300	CORE
HISTORIC	F+100-6	2452125.0	14664158.2	4127.0	0º/-90º	340	CORE
HISTORIC	F+100-8	2452131.8	14664364.0	4027.8	0º/-90º	200	CORE
HISTORIC	F+15	2452150.7	14665051.7	4149.3	0º/-90º	254	CORE
HISTORIC	F-100-5	2453821.5	14664047.9	4397.4	180º/-53º	428	CORE
HISTORIC	F-11-4051	2452228.4	14664648.0	4054.2	0º/-90º	525	CORE
HISTORIC	F-11-4400	2452228.6	14664657.0	4403.4	0º/-90º	374	CORE
HISTORIC	F-13	2452231.5	14664856.6	4153.7	0º/-90º	311	CORE
HISTORIC	F-14	2452234.5	14664957.0	4404.2	0º/-90º	414.9	CORE
HISTORIC	F-16	2452231.8	14665158.0	4438.7	0º/-90º	560	CORE
HISTORIC	F-1S	2452206.5	14663457.5	4412.7	0º/-90º	257.9	CORE
HISTORIC	F-2	2452224.5	14663724.9	4415.4	0º/-90º	327.2	CORE
HISTORIC	F-3	2452243.8	14663880.0	4203.9	0º/-90º	300	CORE
HISTORIC	F-5	2452224.7	14664057.0	4111.4	0º/-90º	250	CORE
HISTORIC	F-7	2452230.6	14664285.1	4059.1	0º/-90º	399	CORE
HISTORIC	F-8 (D-64)	2452225.5	14664353.8	4456.4	0º/-90º	530.5	CORE
HISTORIC	F-9	2452219.8	14664460.5	4053.8	0º/-90º	550	CORE
HISTORIC	G+100-10	2451916.3	14664554.1	4029.6	0º/-90º	200	CORE
HISTORIC	G+100-11	2451930.4	14664651.8	4054.3	0º/-90º	300	CORE
HISTORIC	G+100-12	2451915.6	14664785.4	4000.6	0º/-90º	200	CORE
HISTORIC	G+100-13	2451927.7	14664855.9	4000.8	0º/-90º	150	CORE
HISTORIC	G+100-2S	2451902.1	14663333.5	4450.2	0º/-90º	170	CORE
HISTORIC	G+100-5	2451928.7	14664056.0	4206.4	0º/-90º	350	CORE
HISTORIC	G+100-6	2452025.6	14664158.4	4127.1	0º/-90º	298	CORE
HISTORIC	G+100-65	2452819.5	14662930.7	4427.4	0º/-90º	257.9	CORE
HISTORIC	G+100-9	2451932.1	14664459.1	4028.1	0º/-90º	175	CORE
HISTORIC	G+8	2452034.1	14664377.4	4028.3	0º/-90º	334	CORE
HISTORIC	G-1	2452027.1	14663627.3	4444.3	0º/-90º	262.7	CORE
HISTORIC	G-16	2452026.0	14665146.4	4403.2	0º/-90º	540.2	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	G-16S	2452006.5	14661991.3	4452.9	0º/-90º	435.2	CORE
HISTORIC	G-18	2452034.5	14665370.4	4440.5	0º/-90º	519	CORE
HISTORIC	G-2	2452023.0	14663758.4	4446.9	0º/-90º	252	CORE
HISTORIC	G-4	2452029.3	14663965.3	4415.4	0º/-90º	310.8	CORE
HISTORIC	G-9	2452029.5	14664457.4	4028.7	0º/-90º	325	CORE
HISTORIC	H+100-10	2451760.9	14664578.6	4028.4	0º/-90º	150	CORE
HISTORIC	H+100-11	2451742.7	14664645.7	4028.0	0º/-90º	325.5	CORE
HISTORIC	H+100-12	2451727.9	14664760.8	4001.9	0º/-90º	200	CORE
HISTORIC	H+100-13	2451729.8	14664860.4	4001.3	0º/-90º	200	CORE
HISTORIC	H+100-14	2451738.3	14664956.6	4001.6	0º/-90º	200	CORE
HISTORIC	H+100-15	2451734.2	14665068.2	4151.4	0º/-90º	350	CORE
HISTORIC	H+100-16	2451735.6	14665158.2	4151.3	0º/-90º	437	CORE
HISTORIC	H+100-17	2451732.4	14665261.4	4150.2	0º/-90º	200	CORE
HISTORIC	H+100-3	2451726.2	14663860.1	4381.0	0º/-90º	500	CORE
HISTORIC	H+100-52	2451761.1	14668795.6	4430.4	0º/-90º	2287.4	CORE
HISTORIC	H+100-6	2451727.3	14664160.6	4203.0	0º/-90º	250	CORE
HISTORIC	H-10	2451826.7	14664559.8	4029.6	0º/-90º	325	CORE
HISTORIC	H-10 (D-22)	2451828.1	14664559.8	4481.4	0º/-90º	460	CORE
HISTORIC	H-11	2451834.4	14664631.2	4030.8	0º/-90º	506	CORE
HISTORIC	H-12	2451810.2	14664723.9	4028.4	0º/-90º	350	CORE
HISTORIC	H-12 (D-21)	2451828.4	14664757.3	4469.6	0º/-90º	400	CORE
HISTORIC	H-13	2451826.5	14664874.8	4000.4	0º/-90º	200	CORE
HISTORIC	H-15	2451833.6	14665050.7	4054.5	0º/-90º	206	CORE
HISTORIC	H-18	2451839.7	14665363.7	4446.6	0º/-90º	566.9	CORE
HISTORIC	H-1S	2451722.1	14663448.8	4453.9	0º/-90º	245	CORE
HISTORIC	H-2	2451831.2	14663770.2	4449.5	0º/-90º	259	CORE
HISTORIC	H-4	2451827.3	14663922.7	4452.7	0º/-90º	255	CORE
HISTORIC	H-5+50	2451838.4	14664112.8	4205.4	0º/-90º	250	CORE
HISTORIC	H-9	2451830.5	14664469.9	4028.4	0º/-90º	200	CORE
HISTORIC	I+100-0+50	2451532.5	14663613.3	4458.5	0º/-90º	195	CORE
HISTORIC	I+100-11	2451628.0	14664663.1	4004.3	0º/-90º	300	CORE
HISTORIC	I+100-12	2451534.3	14664768.7	3983.4	0º/-90º	600	CORE
HISTORIC	I+100-13	2451529.6	14664661.8	4003.4	0º/-90º	175	CORE
HISTORIC	I+100-14	2451521.9	14664967.4	3979.4	0º/-90º	200	CORE
HISTORIC	I+100-15	2451531.5	14665072.3	3977.4	0º/-90º	200	CORE
HISTORIC	I+100-15A	2451533.8	14665069.5	3930.1	0º/-90º	400	CORE
HISTORIC	I+100-16	2451536.8	14665168.8	4151.4	0º/-90º	400	CORE
HISTORIC	I+100-17	2451533.3	14665262.0	4152.0	0º/-90º	472	CORE
HISTORIC	I+100-18	2451535.8	14665359.4	4151.6	0º/-90º	250	CORE
HISTORIC	I-10	2451637.3	14664564.2	4028.4	0º/-90º	175	CORE
HISTORIC	I-10 (D-23)	2451643.7	14664561.0	4511.8	0º/-90º	426	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	I-11	2451529.5	14664868.1	3980.0	0º/-90º	200	CORE
HISTORIC	I-12	2451630.8	14664749.1	3978.6	0º/-90º	317	CORE
HISTORIC	I-13	2451632.8	14664858.3	4027.9	0º/-90º	325	CORE
HISTORIC	I-13 (D-3)	2451648.8	14664826.4	4463.5	200º/-70º	651.4	CORE
HISTORIC	I-14	2451631.4	14664961.2	3978.4	0º/-90º	200	CORE
HISTORIC	I-14 (D-44)	2451631.8	14664959.8	4460.9	0º/-90º	426	CORE
HISTORIC	I-14-4350	2451627.4	14664957.2	4353.4	0º/-90º	227	CORE
HISTORIC	I-15	2451634.2	14665059.8	4126.6	0º/-90º	250	CORE
HISTORIC	I-16 S	2451608.3	14661971.1	4464.7	0º/-90º	429.6	CORE
HISTORIC	I-17	2451631.7	14665261.2	4150.2	0º/-90º	419	CORE
HISTORIC	I-18	2451633.9	14665353.2	4380.3	0º/-90º	466	CORE
HISTORIC	I-20	2451632.8	14665560.6	4383.9	0º/-90º	404	CORE
HISTORIC	I-3	2451643.4	14663884.6	4448.4	0º/-90º	282.5	CORE
HISTORIC	I-4	2451624.9	14663961.1	4450.3	0º/-90º	257	CORE
HISTORIC	I-6	2451626.1	14664157.1	4403.4	0º/-90º	365.9	CORE
HISTORIC	I-8 (D-39)	2451627.0	14664360.2	4473.6	0º/-90º	257	CORE
HISTORIC	I-9	2451628.1	14664461.1	4093.4	0º/-90º	210	CORE
HISTORIC	J+100-11	2451331.5	14664664.1	4129.2	0º/-90º	461.4	CORE
HISTORIC	J+100-12	2451336.7	14664764.1	3981.3	0º/-90º	175	CORE
HISTORIC	J+###-##-####	2451339.9	14664872.6	3955.3	0º/-90º	422	CORE
HISTORIC	J+###-##-####	2451346.1	14664857.2	4352.9	0º/-90º	558	CORE
HISTORIC	J+100-14	2451329.2	14664963.1	3979.5	0º/-90º	417	CORE
HISTORIC	J+100-15	2451323.5	14665071.3	4327.5	0º/-90º	598.5	CORE
HISTORIC	J+100-16	2451337.4	14665175.0	3978.7	0º/-90º	175	CORE
HISTORIC	J+100-17	2451328.7	14665268.2	4154.2	0º/-90º	442	CORE
HISTORIC	J+100-19	2451298.2	14665424.1	4155.0	0º/-90º	225	CORE
HISTORIC	J+100-2	2451318.4	14663752.0	4462.8	0º/-90º	225	CORE
HISTORIC	J+100-20	2451343.3	14665562.3	4153.2	0º/-90º	200	CORE
HISTORIC	J-10	2451429.0	14664562.5	4078.4	0º/-90º	215	CORE
HISTORIC	J-12	2451431.1	14664768.9	4004.4	0º/-90º	300	CORE
HISTORIC	J-12 (D-20)	2451430.6	14664762.3	4478.9	0º/-90º	364.7	CORE
HISTORIC	J-13	2451431.0	14664862.5	3978.4	0º/-90º	175	CORE
HISTORIC	J-14	2451425.3	14664948.2	4028.9	0º/-90º	325	CORE
HISTORIC	J-14 (D-19)	2451432.0	14664962.4	4466.7	0º/-90º	338	CORE
HISTORIC	J-15	2451430.2	14665075.4	3978.8	0º/-90º	198	CORE
HISTORIC	J-16-3965	2451427.8	14665154.0	3968.1	0º/-90º	447	CORE
HISTORIC	J-17	2451426.9	14665266.2	4152.2	0º/-90º	500	CORE
HISTORIC	J-18	2451434.3	14665364.6	4329.5	0º/-90º	512.3	CORE
HISTORIC	J-19	2451445.8	14665459.6	4153.2	0º/-90º	250	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	J-20	2451435.4	14665536.6	4409.6	0º/-90º	290.7	CORE
HISTORIC	J-5	2451408.7	14664039.6	4466.7	0º/-90º	202	CORE
HISTORIC	J-8	2451430.3	14664369.9	4177.6	0º/-90º	225	CORE
HISTORIC	K+100-11	2451149.0	14664696.7	4043.5	0º/-90º	190	CORE
HISTORIC	K+100-13	2451117.4	14664861.7	4304.1	0º/-90º	609	CORE
HISTORIC	K+100-14	2451128.8	14664968.1	3980.5	0º/-90º	250	CORE
HISTORIC	K+100-15	2451131.7	14665064.7	4303.4	0º/-90º	544	CORE
HISTORIC	K+100-16	2451128.4	14665164.3	3978.4	0º/-90º	250	CORE
HISTORIC	K+100-17	2451137.5	14665270.1	3976.4	0º/-90º	200	CORE
HISTORIC	K+100-18	2451136.8	14665379.4	4175.4	0º/-90º	425	CORE
HISTORIC	K+100-19	2451138.4	14665472.6	4329.6	0º/-90º	585	CORE
HISTORIC	K+100-21	2451141.2	14665669.5	4175.9	0º/-90º	225	CORE
HISTORIC	K+100-7	2451127.9	14664265.0	4277.3	0º/-90º	200	CORE
HISTORIC	K+100-9	2451126.8	14664468.3	4151.9	0º/-90º	200	CORE
HISTORIC	K-11	2451215.1	14664665.6	4050.9	0º/-90º	200	CORE
HISTORIC	K-12	2451230.6	14664763.9	4001.4	0º/-90º	150	CORE
HISTORIC	K-12 (D-32)	2451231.1	14664746.9	4475.9	0º/-90º	329	CORE
HISTORIC	K-13	2451231.3	14664864.0	3978.4	0º/-90º	175	CORE
HISTORIC	K-14-unk	2451231.9	14664963.9	3928.4	0º/-90º	250	CORE
HISTORIC	K-15	2451237.8	14665065.4	4031.4	0º/-90º	325	CORE
HISTORIC	K-15 S	2451223.2	14662040.5	4483.1	0º/-90º	326	CORE
HISTORIC	K-17	2451217.9	14665265.1	4303.6	0º/-90º	391	CORE
HISTORIC	K-20	2451232.7	14665537.0	4330.0	0º/-90º	280	CORE
HISTORIC	K-20A	2451244.9	14665563.1	4153.4	0º/-90º	250	CORE
HISTORIC	K-22	2451255.2	14665782.8	4457.1	0º/-90º	365.3	CORE
HISTORIC	K-4	2451218.3	14663964.9	4482.4	0º/-90º	248.8	CORE
HISTORIC	K-6	2451221.7	14664152.9	4475.0	0º/-90º	313.3	CORE
HISTORIC	K-8	2451223.2	14664387.0	4402.7	0º/-90º	259.6	CORE
HISTORIC	L+100-11	2450931.2	14664664.6	4128.4	0º/-90º	498.3	CORE
HISTORIC	L+100-12	2450931.6	14664774.9	4024.0	0º/-90º	195	CORE
HISTORIC	L+100-13	2450968.7	14664870.8	4304.0	0º/-90º	564	CORE
HISTORIC	L+100-15	2450932.1	14665073.0	4277.8	0º/-90º	457.2	CORE
HISTORIC	L+100-16	2450930.4	14665171.7	3980.9	0º/-90º	300	CORE
HISTORIC	L+100-17	2450934.3	14665266.0	4277.9	0º/-90º	613.5	CORE
HISTORIC	L-10 (D-24)	2451028.6	14664563.3	4483.4	0º/-90º	397	CORE
HISTORIC	L-12 (D-25)	2451030.8	14664750.3	4481.4	0º/-90º	322	CORE
HISTORIC	L-14 (D-17)	2451031.1	14664945.4	4502.4	0º/-90º	330	CORE
HISTORIC	L-18 (D-18)	2451034.8	14665365.4	4467.4	0º/-90º	462	CORE
HISTORIC	L-22	2451034.9	14665685.4	4328.4	0º/-90º	347.4	CORE
HISTORIC	L-23	2451034.3	14665864.7	4254.0	0º/-90º	337.7	CORE
HISTORIC	L-5	2451025.1	14664032.5	4483.6	0º/-90º	255	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	L-6	2451023.0	14664166.3	4482.2	0º/-90º	339.2	CORE
HISTORIC	L-8	2451055.0	14664318.1	4478.4	0º/-90º	393.3	CORE
HISTORIC	M+100-11	2450726.7	14664669.4	4116.4	0º/-90º	185	CORE
HISTORIC	M+100-13	2450740.0	14664873.4	4279.4	0º/-90º	568	CORE
HISTORIC	M+100-14	2450732.6	14664967.4	4029.4	0º/-90º	150	CORE
HISTORIC	M+100-15	2450733.3	14665067.4	4279.4	0º/-90º	566	CORE
HISTORIC	M+100-16	2450732.9	14665162.4	4006.4	0º/-90º	128	CORE
HISTORIC	M+100-17	2450733.6	14665265.4	4278.4	0º/-90º	671	CORE
HISTORIC	M+100-18	2450721.2	14665350.5	3982.4	0º/-90º	100	CORE
HISTORIC	M+100-19	2450735.9	14665473.4	4278.4	0º/-90º	574.9	CORE
HISTORIC	M+100-20	2450737.6	14665572.4	3954.4	0º/-90º	176	CORE
HISTORIC	M+100-21	2450740.2	14665668.4	4078.4	0º/-90º	275	CORE
HISTORIC	M+100-22	2450734.9	14665771.5	4078.4	0º/-90º	200	CORE
HISTORIC	M+16	2450830.8	14665161.7	3904.4	0º/-90º	239	CORE
HISTORIC	M-10 (D-38)	2450829.9	14664568.7	4493.4	0º/-90º	351	ROTARY
HISTORIC	M-12 (D-26)	2450831.2	14664765.7	4488.4	0º/-90º	360	CORE
HISTORIC	M-14 (D-29)	2450833.5	14664967.7	4516.4	0º/-90º	487	CORE
HISTORIC	M-15-3901	2450830.2	14665066.7	3904.4	0º/-90º	175	CORE
HISTORIC	M-15-4004	2450834.1	14665062.7	4007.4	0º/-90º	128	CORE
HISTORIC	M-16	2450833.8	14665161.7	4007.4	0º/-90º	128	CORE
HISTORIC	M-16 (D-30)	2450834.8	14665165.7	4508.4	0º/-90º	427	CORE
HISTORIC	M-18 (D-36)	2450834.1	14665364.8	4485.4	0º/-90º	751	CORE
HISTORIC	M-18S	2450810.7	14661768.6	4668.4	0º/-90º	405	ROTARY
HISTORIC	M-2	2450854.5	14663743.5	4529.4	0º/-90º	201	CORE
HISTORIC	M-21	2450837.1	14665668.7	4078.4	0º/-90º	250	CORE
HISTORIC	M-22	2450844.7	14665768.7	4330.4	0º/-90º	678	CORE
HISTORIC	M-23	2450853.2	14665851.6	4154.4	0º/-90º	313.4	CORE
HISTORIC	M-27	2450802.4	14666322.0	4480.4	0º/-90º	568	CORE
HISTORIC	M-4	2450774.6	14658973.6	4485.5	0º/-90º	180	CORE
HISTORIC	M-5	2450831.8	14664099.7	4488.4	0º/-90º	254	CORE
HISTORIC	M-7	2450824.0	14664266.7	4489.4	0º/-90º	363	CORE
HISTORIC	M-8	2450826.6	14664370.7	4445.4	0º/-90º	252	CORE
HISTORIC	N+100-13	2450522.6	14664919.9	4266.4	0º/-90º	399.7	CORE
HISTORIC	N+100-15	2450534.6	14665069.8	4253.4	0º/-90º	496.1	CORE
HISTORIC	N+100-16	2450534.2	14665164.8	4006.4	0º/-90º	128.7	CORE
HISTORIC	N+100-17	2450537.8	14665267.8	4253.4	0º/-90º	620	CORE
HISTORIC	N+100-18	2450535.5	14665364.8	3981.4	0º/-90º	100	CORE
HISTORIC	N+###-##-####	2450625.1	14665477.2	3956.4	0º/-90º	300	CORE
HISTORIC	N+###-##-####	2450545.2	14665469.7	4252.4	0º/-90º	598.3	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	N+100-21	2450542.3	14665646.8	4278.4	0º/-90º	735	CORE
HISTORIC	N+100-26	2450504.0	14666205.1	4205.4	0º/-90º	200	CORE
HISTORIC	N+100-9	2450547.7	14664467.6	4276.4	0º/-90º	202	CORE
HISTORIC	N-10 (D-35)	2450628.2	14664570.1	4501.4	0º/-90º	419.5	CORE
HISTORIC	N-15	2450625.5	14665074.2	4029.4	0º/-90º	150	CORE
HISTORIC	N-16-3878	2450635.2	14665191.1	3881.4	0º/-90º	298	CORE
HISTORIC	N-16-4003	2450634.1	14665165.1	4006.4	0º/-90º	130.5	CORE
HISTORIC	N-17-3879	2450635.7	14665268.1	3882.4	0º/-90º	386	CORE
HISTORIC	N-17-4004	2450635.7	14665266.1	4007.4	0º/-90º	128	CORE
HISTORIC	N-18	2450635.4	14665368.1	3981.4	0º/-90º	100	CORE
HISTORIC	N-18 (D-2)	2450634.4	14665368.1	4523.2	0º/-90º	465	CORE
HISTORIC	N-20 (D-10)	2450635.7	14665568.1	4495.4	0º/-90º	653	CORE
HISTORIC	N-22 (D-11)	2450636.0	14665768.2	4491.4	0º/-90º	581	CORE
HISTORIC	N-23	2450638.6	14665868.2	4080.4	0º/-90º	200	CORE
HISTORIC	N-6	2450624.5	14664151.1	4494.4	0º/-90º	246.1	CORE
HISTORIC	N-8	2450628.9	14664367.1	4428.4	0º/-90º	303	CORE
HISTORIC	O+100-13	2450334.5	14664870.2	4302.4	0º/-90º	257	CORE
HISTORIC	O+100-15	2450343.8	14665071.1	4251.4	0º/-90º	451	CORE
HISTORIC	O+100-16	2450334.4	14665165.6	4006.2	0º/-90º	128	CORE
HISTORIC	O+100-17	2450333.2	14665272.2	4253.4	0º/-90º	622	CORE
HISTORIC	O+100-18	2450338.8	14665369.5	4006.8	0º/-90º	128.4	CORE
HISTORIC	O+100-19	2450336.5	14665472.2	4253.4	0º/-90º	547.2	CORE
HISTORIC	O+100-20	2450335.1	14665567.2	3980.9	0º/-90º	100	CORE
HISTORIC	O+100-21	2450338.7	14665669.2	4277.4	0º/-90º	668	CORE
HISTORIC	O+100-24	2450342.5	14665969.4	4080.0	0º/-90º	300	CORE
HISTORIC	O-10	2450422.3	14664543.5	4407.4	0º/-90º	266.7	CORE
HISTORIC	O-13	2450432.4	14664869.5	4088.4	0º/-90º	185	CORE
HISTORIC	O-14 (D-27)	2450432.1	14664968.5	4503.4	0º/-90º	401.6	CORE
HISTORIC	O-15	2450432.7	14665067.5	4007.4	0º/-90º	128	CORE
HISTORIC	O-16	2450434.3	14665167.5	4006.4	0º/-90º	128	CORE
HISTORIC	O-16 (D-31)	2450434.4	14665169.5	4508.4	0º/-90º	497	CORE
HISTORIC	O-17-3878	2450449.0	14665262.4	3881.4	0º/-90º	204	CORE
HISTORIC	O-17-4005	2450432.0	14665267.5	4008.4	0º/-90º	128	CORE
HISTORIC	O-18	2450426.5	14665351.6	3855.4	0º/-90º	255	CORE
HISTORIC	O-18 (D-28)	2450435.7	14665368.5	4525.4	0º/-90º	485	CORE
HISTORIC	O-19	2450431.4	14665476.6	4107.4	0º/-90º	455	CORE
HISTORIC	O-20	2450435.9	14665566.5	3982.4	0º/-90º	100	CORE
HISTORIC	O-20 (D-33)	2450437.9	14665569.5	4499.4	0º/-90º	385	CORE
HISTORIC	O-23	2450435.9	14665868.6	4130.4	0º/-90º	332.3	CORE
HISTORIC	O-24	2450435.3	14665932.6	4303.4	0º/-90º	347.3	CORE
HISTORIC	O-26	2450442.0	14666187.5	4252.4	0º/-90º	456	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	O-6	2450422.4	14664103.5	4498.4	0º/-90º	220	CORE
HISTORIC	O-8	2450431.1	14664367.5	4495.4	0º/-90º	249	CORE
HISTORIC	P+100-11	2450134.5	14664669.5	4279.4	0º/-90º	304	CORE
HISTORIC	P+100-16	2450135.8	14665176.6	4004.4	0º/-90º	128	CORE
HISTORIC	P+100-18	2450135.1	14665371.6	4007.4	0º/-90º	128	CORE
HISTORIC	P+100-20	2450137.4	14665571.6	3980.4	0º/-90º	100	CORE
HISTORIC	P+100-21	2450136.0	14665672.6	3980.4	0º/-90º	100	CORE
HISTORIC	P+100-22	2450130.7	14665778.7	3978.4	0º/-90º	250	CORE
HISTORIC	P+###-##-####	2450137.3	14665873.6	3977.4	0º/-90º	225	CORE
HISTORIC	P+100-25	2450142.6	14666071.6	3978.4	0º/-90º	475	CORE
HISTORIC	P+140-15	2450154.0	14665057.4	4303.4	0º/-90º	467	CORE
HISTORIC	P+140-17	2450136.5	14665273.6	4276.4	0º/-90º	586.2	CORE
HISTORIC	P+140-19	2450139.8	14665475.6	4276.4	0º/-90º	706	CORE
HISTORIC	P+###-##-####	2450145.8	14665939.6	4303.4	0º/-90º	550	CORE
HISTORIC	P+20	2450134.4	14665571.6	3854.4	0º/-90º	275	CORE
HISTORIC	P+21	2450128.0	14665670.7	3857.4	0º/-90º	275	CORE
HISTORIC	P-10	2450275.6	14664563.5	4400.4	0º/-90º	245.3	CORE
HISTORIC	P-14	2450234.4	14664980.9	4073.4	0º/-90º	235	CORE
HISTORIC	P-16	2450234.6	14665170.9	4006.4	0º/-90º	128	CORE
HISTORIC	P-17	2450235.3	14665270.9	4003.4	0º/-90º	128	CORE
HISTORIC	P-19-4105	2450293.4	14665480.4	4108.1	0º/-90º	444.1	CORE
HISTORIC	P-20 (D-8)	2450279.0	14665546.6	4506.4	0º/-90º	542	CORE
HISTORIC	P-20-unk	2450237.2	14665570.9	4003.4	0º/-90º	100	CORE
HISTORIC	P-21-3977	2450239.9	14665671.9	3980.4	0º/-90º	100	CORE
HISTORIC	P-23-4128	2450281.1	14665870.6	4131.4	0º/-90º	462.5	CORE
HISTORIC	P-25	2450240.5	14666070.9	4103.4	0º/-90º	225	CORE
HISTORIC	P-8	2450228.2	14664333.9	4502.4	0º/-90º	419	CORE
HISTORIC	Q+100-17	2449930.7	14665277.0	4304.6	0º/-90º	570	CORE
HISTORIC	Q+100-19	2449936.0	14665473.0	4304.2	0º/-90º	736.8	CORE
HISTORIC	Q+15A	2449934.4	14665073.0	4053.4	0º/-90º	250	CORE
HISTORIC	Q+16A	2449920.9	14665181.1	4042.2	0º/-90º	200	CORE
HISTORIC	Q+21	2449923.6	14665676.3	3825.8	0º/-90º	275	CORE
HISTORIC	Q-10	2450023.0	14664568.3	4494.3	0º/-90º	298.6	CORE
HISTORIC	Q-12	2450030.3	14664764.3	4377.8	0º/-90º	341	CORE
HISTORIC	Q-15	2450031.3	14665066.1	4157.5	0º/-90º	628.2	CORE
HISTORIC	Q-17	2450036.5	14665276.3	4130.6	0º/-90º	716.5	CORE
HISTORIC	Q-19	2450026.4	14665479.0	4079.0	0º/-90º	772.6	CORE
HISTORIC	Q-20-3976	2450037.1	14665569.6	3979.5	0º/-90º	100	CORE
HISTORIC	Q-21	2450042.9	14665663.8	4079.1	0º/-90º	632	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	Q-22 (D-46)	2450039.2	14665770.6	4515.3	0º/-90º	854	CORE
HISTORIC	Q-23	2450039.5	14665871.4	4106.4	0º/-90º	633	CORE
HISTORIC	Q-25	2450045.3	14666077.3	4154.7	0º/-90º	579	CORE
HISTORIC	Q-26	2450032.3	14666153.4	4357.8	0º/-90º	621	CORE
HISTORIC	Q-27	2450051.3	14666297.1	4228.3	0º/-90º	175.5	CORE
HISTORIC	Q-28	2450047.7	14666323.0	4253.6	0º/-90º	378.2	CORE
HISTORIC	R+100-17	2449729.4	14665271.6	4024.4	0º/-90º	190	CORE
HISTORIC	R+100-21	2449735.6	14665674.4	4330.0	0º/-90º	723.3	CORE
HISTORIC	R+100-23	2449742.9	14665870.3	4303.7	0º/-90º	685	CORE
HISTORIC	R+100-24	2449834.7	14665974.2	3976.5	0º/-90º	300	CORE
HISTORIC	R+100-25	2449740.8	14666075.3	4073.5	0º/-90º	300	CORE
HISTORIC	R+100-26	2449739.2	14666177.8	4073.6	0º/-90º	250	CORE
HISTORIC	R+100-29	2449745.6	14666473.3	4277.8	0º/-90º	240	CORE
HISTORIC	R+22	2449739.3	14665769.0	3828.0	0º/-90º	294	CORE
HISTORIC	R+27	2449742.5	14666274.4	4028.4	0º/-90º	175	CORE
HISTORIC	R-12	2449829.3	14664720.7	4462.5	0º/-90º	342.6	CORE
HISTORIC	R-15	2449824.4	14665069.2	4157.3	0º/-90º	503.2	CORE
HISTORIC	R-16	2449823.1	14665171.8	4040.4	0º/-90º	225	CORE
HISTORIC	R-16 (D-16)	2449835.2	14665173.7	4524.4	0º/-90º	563	CORE
HISTORIC	R-17	2449835.4	14665273.3	4130.2	0º/-90º	602.2	CORE
HISTORIC	R-18	2449838.0	14665370.9	3979.4	0º/-90º	100	CORE
HISTORIC	R-18 (D-13)	2449835.5	14665373.1	4527.2	0º/-90º	564	CORE
HISTORIC	R-19	2449813.1	14665481.8	4052.7	0º/-90º	654.3	CORE
HISTORIC	R-20 (D-7)	2449837.9	14665572.8	4524.3	0º/-90º	623.5	CORE
HISTORIC	R-21	2449838.4	14665673.7	4523.4	0º/-90º	940	ROTARY
HISTORIC	R-21-3977	2449840.0	14665671.7	3980.6	0º/-90º	100	CORE
HISTORIC	R-22 (D-4)	2449797.7	14665770.3	4522.4	0º/-90º	659.9	CORE
HISTORIC	R-23	2449840.8	14665873.0	4053.0	0º/-90º	744.8	CORE
HISTORIC	R-24	2449834.7	14665974.2	3975.5	0º/-90º	300	CORE
HISTORIC	R-24 (D-15)	2449840.8	14665973.0	4525.3	0º/-90º	554	CORE
HISTORIC	R-25	2449844.4	14666075.0	4131.2	0º/-90º	613.7	CORE
HISTORIC	R-26	2449838.7	14666173.7	4353.2	0º/-90º	414.9	CORE
HISTORIC	R-28	2449825.4	14666336.6	4253.6	0º/-90º	310	CORE
HISTORIC	S+100-21	2449538.9	14665675.8	4328.7	0º/-90º	940	CORE
HISTORIC	S+100-23	2449538.2	14665870.8	4353.8	0º/-90º	1088.7	CORE
HISTORIC	S+###-##-####	2449542.8	14666275.8	4028.4	0º/-90º	125	CORE
HISTORIC	S+100-29	2449542.8	14666481.6	4228.2	0º/-90º	200	CORE
HISTORIC	S+18	2449540.9	14665382.4	4004.4	0º/-90º	243	CORE
HISTORIC	S-10+50	2449646.5	14664635.8	4378.6	0º/-90º	480	ROTARY
HISTORIC	S-12+50	2449631.9	14664805.9	4455.7	0º/-90º	393.8	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	S-16	2449641.5	14665179.0	4329.7	0º/-90º	337	CORE
HISTORIC	S-17	2449635.0	14665275.3	4129.6	0º/-90º	525.4	CORE
HISTORIC	S-18	2449637.1	14665375.3	4534.2	0º/-90º	688	ROTARY
HISTORIC	S-19	2449637.7	14665476.2	4053.6	0º/-90º	708	CORE
HISTORIC	S-25	2449594.0	14666067.2	4106.9	0º/-90º	720	CORE
HISTORIC	S-26	2449630.0	14666174.2	4484.6	0º/-90º	818.8	CORE
HISTORIC	S-27	2449642.6	14666275.1	4028.4	0º/-90º	150	CORE
HISTORIC	S-28-4299	2449635.2	14666362.7	4301.9	0º/-90º	60	CORE
HISTORIC	T+100-21	2449308.2	14665679.4	4378.8	0º/-90º	749.3	CORE
HISTORIC	T+100-23	2449339.8	14665878.4	4405.8	0º/-90º	923	CORE
HISTORIC	T+100-25	2449332.8	14666078.2	4379.6	0º/-90º	696.5	CORE
HISTORIC	T+100-26	2449342.2	14666181.7	4078.8	0º/-90º	425	CORE
HISTORIC	T+100-28	2449343.0	14666381.7	4077.1	0º/-90º	200	CORE
HISTORIC	T+20	2449342.2	14665600.2	3978.4	0º/-90º	413	CORE
HISTORIC	T-14	2449433.5	14664976.5	4405.4	0º/-90º	466.8	CORE
HISTORIC	T-17	2449432.4	14665277.7	4129.5	0º/-90º	460	CORE
HISTORIC	T-19	2449451.9	14665498.5	4054.1	0º/-90º	543.5	CORE
HISTORIC	T-20 (D-14)	2449438.7	14665575.5	4543.0	0º/-90º	686.3	CORE
HISTORIC	T-25	2449442.7	14666074.8	4131.9	0º/-90º	751.4	CORE
HISTORIC	T-27	2449444.8	14666276.7	4104.7	0º/-90º	300	CORE
HISTORIC	T-28	2449442.6	14666376.0	4276.0	0º/-90º	437.8	CORE
HISTORIC	T-30	2449444.6	14666577.3	4277.6	0º/-90º	214	CORE
HISTORIC	T-9	2449435.2	14664467.5	4552.8	0º/-90º	475	ROTARY
HISTORIC	U+100-21	2449155.0	14665691.6	4031.4	0º/-90º	385	CORE
HISTORIC	U+100-23	2449155.6	14665857.1	4131.2	0º/-90º	343.1	CORE
HISTORIC	U+100-24	2449148.4	14665972.5	3911.4	0º/-90º	412	CORE
HISTORIC	U+100-28	2449143.9	14666378.4	4104.6	0º/-90º	300	CORE
HISTORIC	U+100-30	2449156.5	14666606.5	4262.4	0º/-90º	175	CORE
HISTORIC	U-10	2449240.5	14664510.6	4559.2	0º/-90º	442	CORE
HISTORIC	U-12S	2449218.8	14662373.7	4553.4	0º/-90º	150	CORE
HISTORIC	U-13	2449232.8	14664875.1	4378.4	0º/-90º	460	ROTARY
HISTORIC	U-16	2449238.5	14665096.8	4405.2	0º/-90º	396.1	CORE
HISTORIC	U-17	2449239.2	14665279.5	4153.7	0º/-90º	498.3	CORE
HISTORIC	U-18	2449233.4	14665377.9	4403.4	0º/-90º	706	CORE
HISTORIC	U-20	2449238.7	14665578.8	4403.4	0º/-90º	806	CORE
HISTORIC	U-20A	2449238.7	14665578.8	4403.4	0º/-90º	696.7	CORE
HISTORIC	U-22	2449241.9	14665774.8	4405.3	0º/-90º	887.8	CORE
HISTORIC	U-25	2449242.7	14666076.8	4131.5	0º/-90º	1031.6	CORE
HISTORIC	U-27	2449243.7	14666273.6	4134.3	0º/-90º	475.2	CORE
HISTORIC	U-28	2449243.9	14666376.9	4543.4	0º/-90º	985	CORE
HISTORIC	U-29	2449242.3	14666477.2	4104.1	0º/-90º	200	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	U-30	2449254.3	14666605.8	4280.4	0º/-90º	301	CORE
HISTORIC	U-4	2449228.5	14663982.9	4566.7	0º/-90º	194	CORE
HISTORIC	U-4S	2449223.0	14663178.2	4552.0	0º/-90º	227	CORE
HISTORIC	U-8S	2449223.5	14662786.7	4547.4	0º/-90º	200	CORE
HISTORIC	V+100-23	2448941.9	14665879.9	4054.6	0º/-90º	434	CORE
HISTORIC	V+100-25	2448942.1	14666078.7	4055.1	0º/-90º	411	CORE
HISTORIC	V+100-27	2448943.6	14666279.9	4081.4	0º/-90º	100	CORE
HISTORIC	V+100-30	2448943.2	14666583.3	4189.7	0º/-90º	450	CORE
HISTORIC	V+20	2448936.3	14665581.0	4079.7	0º/-90º	371	CORE
HISTORIC	V+21	2449047.7	14665671.8	4079.5	0º/-90º	460	CORE
HISTORIC	V+22	2448939.6	14665778.3	4077.2	0º/-90º	524	CORE
HISTORIC	V-18 (D-67)	2449037.6	14665379.2	4562.2	0º/-90º	465	CORE
HISTORIC	V-19	2449029.2	14665485.7	4080.1	0º/-90º	272	CORE
HISTORIC	V-20	2449010.0	14665576.4	4563.4	0º/-90º	756.4	CORE
HISTORIC	V-22	2449036.3	14665794.3	4527.3	0º/-90º	1000	CORE
HISTORIC	V-24	2449041.5	14665979.3	4559.4	0º/-90º	1047	CORE
HISTORIC	V-26	2449043.8	14666176.3	4554.4	0º/-90º	1265	CORE
HISTORIC	V-28	2449043.1	14666378.3	4551.7	0º/-90º	815	CORE
HISTORIC	V-29-33	2449041.7	14666451.6	4155.0	0º/-90º	1404.5	CORE
HISTORIC	V-30	2449044.5	14666580.3	4548.6	0º/-90º	822	CORE
HISTORIC	W+100-25	2448739.6	14666073.3	4568.8	0º/-90º	982.3	CORE
HISTORIC	W+100-27	2448743.9	14666280.3	4566.4	0º/-90º	938	CORE
HISTORIC	W+100-30	2448743.8	14666590.2	4213.5	0º/-90º	500	CORE
HISTORIC	W+1-23	2448703.3	14665881.0	4531.1	0º/-90º	764.8	CORE
HISTORIC	W+21	2448841.9	14665680.1	4079.4	0º/-90º	255	CORE
HISTORIC	W+22	2448734.4	14665790.1	4105.3	0º/-90º	267	CORE
HISTORIC	W+24	2448741.2	14665996.7	4053.4	0º/-90º	413	CORE
HISTORIC	W-20	2448800.3	14665580.9	4571.9	0º/-90º	612.8	CORE
HISTORIC	W-22	2448810.5	14665774.8	4570.3	0º/-90º	850	CORE
HISTORIC	W-23	2448833.3	14665864.5	4083.7	0º/-90º	490	CORE
HISTORIC	W-24	2448841.6	14665946.6	4566.3	0º/-90º	875	CORE
HISTORIC	W-25	2448843.3	14666078.7	4058.4	0º/-90º	442	CORE
HISTORIC	W-26	2448843.1	14666175.6	4563.3	0º/-90º	1078	CORE
HISTORIC	W-30	2448844.7	14666578.7	4559.2	0º/-90º	710.8	CORE
HISTORIC	X+100-20	2448535.4	14665575.1	4333.5	0º/-90º	350	CORE
HISTORIC	X+100-22	2448562.2	14665770.4	4104.7	0º/-90º	293	CORE
HISTORIC	X+100-25	2448546.3	14666094.3	4107.1	0º/-90º	532	CORE
HISTORIC	X+100-26	2448546.9	14666192.4	4105.0	0º/-90º	495	CORE
HISTORIC	X+100-29	2448548.3	14666479.3	4278.5	0º/-90º	300	CORE
HISTORIC	X+100-30	2448543.5	14666582.4	4277.9	0º/-90º	325	CORE
HISTORIC	X-10	2448632.0	14664581.3	4591.1	0º/-90º	463.5	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	X-14	2448635.6	14664982.0	4581.4	0º/-90º	345	ROTARY
HISTORIC	X-18	2448639.3	14665382.7	4580.0	0º/-90º	599	ROTARY
HISTORIC	X-19	2448627.4	14665471.1	4318.0	0º/-90º	364.5	CORE
HISTORIC	X-21	2448643.5	14665674.4	4104.9	0º/-90º	212.5	CORE
HISTORIC	X-22	2448641.9	14665782.0	4578.2	0º/-90º	635	ROTARY
HISTORIC	X-23	2448640.7	14665883.1	4083.1	0º/-90º	275	CORE
HISTORIC	X-24	2448642.1	14665981.8	4575.3	0º/-90º	625	ROTARY
HISTORIC	X-25	2448655.0	14666086.8	4106.3	0º/-90º	390	CORE
HISTORIC	X-26	2448644.4	14666181.4	4571.7	0º/-90º	595	ROTARY
HISTORIC	X-27	2448639.6	14666285.6	4572.1	0º/-90º	838	CORE
HISTORIC	X-4	2448619.1	14663981.4	4597.4	0º/-90º	638	CORE
HISTORIC	Y+100-22	2448341.2	14665783.1	4303.2	0º/-90º	200.1	CORE
HISTORIC	Y+100-24	2448342.5	14665985.1	4286.4	0º/-90º	275	CORE
HISTORIC	Y+100-25	2448327.2	14666085.2	4302.9	0º/-90º	453	CORE
HISTORIC	Y+100-26	2448348.8	14666180.1	4281.3	0º/-90º	275	CORE
HISTORIC	Y+100-27	2448351.5	14666283.0	4306.4	0º/-90º	481	CORE
HISTORIC	Y+100-28	2448349.1	14666382.1	4280.7	0º/-90º	250	CORE
HISTORIC	Y+100-29	2448349.7	14666482.1	4280.3	0º/-90º	150	CORE
HISTORIC	Y-21	2448432.6	14665639.7	4379.8	0º/-90º	778	CORE
HISTORIC	Y-21-50	2448430.2	14665729.0	4312.9	0º/-90º	400	CORE
HISTORIC	Y-23	2448476.3	14665890.1	4231.6	0º/-90º	384	CORE
HISTORIC	Y-24	2448444.4	14665987.4	4585.6	0º/-90º	830	CORE
HISTORIC	Y-26	2448443.7	14666183.4	4581.7	0º/-90º	985	CORE
HISTORIC	Y-27	2448443.2	14666288.6	4281.2	0º/-90º	375.3	CORE
HISTORIC	Y-28	2448444.2	14666381.8	4312.6	0º/-90º	808.5	CORE
HISTORIC	Y-29	2448443.5	14666483.4	4279.6	0º/-90º	225	CORE
HISTORIC	Y-30	2448466.8	14666592.0	4230.7	0º/-90º	500	CORE
HISTORIC	Z+100-25	2448117.1	14666103.2	4305.7	0º/-90º	425	CORE
HISTORIC	Z+100-26	2448105.3	14666207.8	4309.4	0º/-90º	400	CORE
HISTORIC	Z+100-27	2448143.7	14666285.5	4282.4	0º/-90º	425	CORE
HISTORIC	Z+100-28	2448157.5	14666378.2	4280.4	0º/-90º	125	CORE
HISTORIC	Z+100-28A	2448170.8	14666384.3	4273.8	0º/-90º	450	CORE
HISTORIC	Z-22	2448244.4	14665771.3	4304.0	0º/-90º	400	CORE
HISTORIC	Z-23	2448239.9	14665878.6	4303.2	0º/-90º	125	CORE
HISTORIC	Z-24	2448263.9	14665994.8	4347.5	0º/-90º	941.5	CORE
HISTORIC	Z-25	2448241.8	14666079.7	4281.3	0º/-90º	250	CORE
HISTORIC	Z-26	2448297.8	14666181.4	4334.0	0º/-90º	987	CORE
HISTORIC	Z-27	2448243.9	14666285.8	4282.5	0º/-90º	250	CORE
HISTORIC	Z-28 (D-50)	2448246.5	14666387.0	4590.9	0º/-90º	840	ROTARY
HISTORIC	Z-29-4278	2448241.3	14666480.8	4281.5	0º/-90º	100	CORE
HISTORIC	Z-29-4312	2448248.3	14666491.0	4315.7	0º/-90º	550	CORE

SOURCE	BHID	EASTING (ft)	NORTHING (ft)	ELEVATION (ft)	AZIMUTH/DIP	DEPTH	TYPE
HISTORIC	Z-30	2448220.4	14666595.9	4553.3	0º/-90º	1176.5	CORE

APPENDIX C

DRILL HOLE INTERCEPTS

SPS DRILL HOLE INTERCEPTS YERINGTON MINE Drill hole intercepts (0.1% cutoff, 10' thickness minimum)

Drill Hole	From	To	Thickness	Total Cu%
SP-001	0.00	94.00	94.00	0.348
including (0.2 cut)	19.00	29.50	10.50	0.309
including (0.2 cut)	79.00	89.50	10.50	0.319
	109.00	129.00	20.00	0.252
including (0.2 cut)	109.00	124.00	15.00	0.282
	144.00	154.00	10.00	0.110
SP-002	10.00	98.50	88.50	0.328
including (0.2 cut)	32.00	52.50	20.50	0.386
including (0.3 cut)	37.00	47.30	10.30	0.541
including (0.2 cut)	68.10	87.60	19.50	0.535
including (0.3 cut)	68.10	83.40	15.30	0.608
SP-003	0.00	188.00	188.00	0.278
including (0.2 cut)	35.00	135.00	100.00	0.312
including (0.3 cut)	114.00	127.00	13.00	0.534
including (0.2 cut)	157.50	169.00	11.50	0.784
including (0.3 cut)	157.50	169.00	11.50	0.784
	286.00	296.50	10.50	0.167
	329.50	385.00	55.50	0.150
SP-004	69.00	132.00	63.00	0.174
	154.50	205.50	51.00	0.229
including (0.2 cut)	157.50	177.50	20.00	0.259
	228.00	752.50	524.50	0.347
including (0.2 cut)	250.00	465.00	215.00	0.468
including (0.3 cut)	265.00	353.00	88.00	0.689
including (0.3 cut)	378.50	402.00	23.50	0.382
including (0.2 cut)	489.00	520.00	31.00	0.341
including (0.3 cut)	499.00	515.00	16.00	0.427
including (0.2 cut)	534.00	665.00	131.00	0.360
including (0.3 cut)	534.00	650.00	116.00	0.376
including (0.2 cut)	695.00	720.00	25.00	0.232
SP-005	300.00	340.00	40.00	0.113
SP-006	18.00	103.00	85.00	0.325
including (0.2 cut)	28.00	95.00	67.00	0.361
including (0.3 cut)	28.00	38.00	10.00	0.495
including (0.3 cut)	59.00	95.00	36.00	0.372

Drill Hole	From	To	Thickness	Total Cu%
	121.50	132.50	11.00	0.125
	204.00	408.00	204.00	0.534
including (0.2 cut)	228.00	408.00	180.00	0.573
including (0.3 cut)	228.00	311.50	83.50	0.775
including (0.3 cut)	329.00	374.00	45.00	0.539
	430.50	770.00	339.50	0.380
including (0.2 cut)	430.50	770.00	339.50	0.380
including (0.3 cut)	430.50	567.00	136.50	0.395
including (0.3 cut)	581.70	640.00	58.30	0.519
including (0.3 cut)	655.00	665.00	10.00	0.395
including (0.3 cut)	685.00	765.00	80.00	0.363
SP-007	300.00	315.00	15.00	0.147
SP-008	-N/A-	-N/A-	-N/A-	-N/A-
SP-009	130.00	160.00	30.00	0.183
including (0.2 cut)	145.00	155.00	10.00	0.300
	235.00	260.00	25.00	0.216
including (0.2 cut)	250.00	260.00	10.00	0.260
SP-010	21.50	98.50	77.00	0.308
including (0.2 cut)	48.00	69.00	21.00	0.342
including (0.3 cut)	59.00	69.00	10.00	0.450
	137.00	193.00	56.00	0.180
	214.00	374.00	160.00	0.554
including (0.2 cut)	234.00	246.00	12.00	0.382
including (0.2 cut)	258.00	374.00	116.00	0.687
including (0.3 cut)	258.00	369.00	111.00	0.707
	389.00	735.00	346.00	0.280
including (0.2 cut)	389.00	399.00	10.00	0.220
including (0.2 cut)	429.00	634.00	205.00	0.348
including (0.3 cut)	439.00	569.00	130.00	0.374
including (0.3 cut)	609.00	634.00	25.00	0.394
including (0.2 cut)	649.00	667.00	18.00	0.244
including (0.2 cut)	719.00	729.00	10.00	0.225
SP-011	-N/A-	-N/A-	-N/A-	-N/A-
SP-012	315.00	325.00	10.00	0.125
	485.00	495.00	10.00	0.120
SP-013	410.00	420.00	10.00	0.140
	555.00	580.00	25.00	0.194
including (0.2 cut)	555.00	565.00	10.00	0.290
	750.00	760.00	10.00	0.115
	845.00	865.00	20.00	0.110
	960.00	985.00	25.00	0.104
SP-014	0.00	23.00	23.00	0.163

Drill Hole	From	To	Thickness	Total Cu%
including (0.2 cut)	0.00	13.00	13.00	0.203
	172.50	193.00	20.50	0.105
SP-014A	345.00	400.00	55.00	0.164
	450.00	525.00	75.00	0.158
including (0.2 cut)	455.00	470.00	15.00	0.287
	625.00	650.00	25.00	0.118
	690.00	720.00	30.00	0.153
	795.00	805.00	10.00	0.115
SP-015	76.00	91.00	15.00	0.134
	102.50	194.00	91.50	0.212
including (0.2 cut)	138.00	156.50	18.50	0.332
including (0.2 cut)	173.00	194.00	21.00	0.301
including (0.3 cut)	176.50	187.00	10.50	0.329
SP-016	-N/A-	-N/A-	-N/A-	-N/A-
SP-017	0.00	51.50	51.50	0.165
	192.50	202.50	10.00	0.109
SP-018	-N/A-	-N/A-	-N/A-	-N/A-
SP-019	15.00	51.00	36.00	0.141
	61.50	95.00	33.50	0.306
including (0.2 cut)	66.00	85.50	19.50	0.430
including (0.3 cut)	66.00	80.50	14.50	0.492
	170.00	230.00	60.00	0.180
	278.50	300.00	21.50	0.107
SP-020	80.00	115.00	35.00	0.121
SP-021	100.00	135.00	35.00	0.144
	160.00	170.00	10.00	0.125
	290.00	340.00	50.00	0.191
including (0.2 cut)	310.00	325.00	15.00	0.223
	435.00	515.00	80.00	0.226
including (0.2 cut)	445.00	495.00	50.00	0.271
including (0.3 cut)	450.00	460.00	10.00	0.420
	565.00	575.00	10.00	0.105
	590.00	655.00	65.00	0.195
including (0.2 cut)	635.00	645.00	10.00	0.520
including (0.3 cut)	635.00	645.00	10.00	0.520
	685.00	710.00	25.00	0.130
SP-022	-N/A-	-N/A-	-N/A-	-N/A-
SP-023	10.00	600.00	590.00	0.213
including (0.2 cut)	80.00	105.00	25.00	0.542
including (0.3 cut)	80.00	105.00	25.00	0.542
including (0.2 cut)	125.00	155.00	30.00	0.315
including (0.2 cut)	175.00	185.00	10.00	0.270

Drill Hole	From	To	Thickness	Total Cu%
including (0.2 cut)	200.00	235.00	35.00	0.314
including (0.3 cut)	220.00	230.00	10.00	0.395
including (0.2 cut)	280.00	310.00	30.00	0.222
including (0.2 cut)	425.00	490.00	65.00	0.375
including (0.3 cut)	425.00	440.00	15.00	0.640
SP-024	-N/A-	-N/A-	-N/A-	-N/A-
SP-025	-N/A-	-N/A-	-N/A-	-N/A-
SP-026	0.00	45.00	45.00	0.146
	65.00	185.00	120.00	0.198
including (0.2 cut)	110.00	125.00	15.00	0.247
including (0.2 cut)	155.00	175.00	20.00	0.365
	235.00	315.00	80.00	0.181
including (0.2 cut)	250.00	290.00	40.00	0.229
	335.00	370.00	35.00	0.230
including (0.2 cut)	350.00	360.00	10.00	0.455
including (0.3 cut)	350.00	360.00	10.00	0.455
	425.00	505.00	80.00	0.195
including (0.2 cut)	425.00	455.00	30.00	0.212
including (0.2 cut)	490.00	505.00	15.00	0.247
SP-027	0.00	73.00	73.00	0.135
	129.00	139.00	10.00	0.181
	179.50	191.50	12.00	0.226
	256.00	302.50	46.50	0.138
	402.50	413.00	10.50	0.232
	470.50	509.50	39.00	0.154
	585.00	610.00	25.00	0.106
	630.00	640.00	10.00	0.120
	675.50	690.00	14.50	0.110
SP-028	0.00	45.00	45.00	0.259
including (0.2 cut)	0.00	25.00	25.00	0.352
including (0.3 cut)	0.00	10.00	10.00	0.535
	60.00	135.00	75.00	0.169
including (0.2 cut)	65.00	75.00	10.00	0.350
including (0.3 cut)	65.00	75.00	10.00	0.350
	160.00	300.00	140.00	0.175
including (0.2 cut)	215.00	225.00	10.00	0.225
including (0.2 cut)	270.00	300.00	30.00	0.337
including (0.3 cut)	275.00	285.00	10.00	0.450
SP-029	0.00	20.00	20.00	0.235
including (0.2 cut)	0.00	20.00	20.00	0.235
	50.00	60.00	10.00	0.175
	80.00	90.00	10.00	0.115

Drill Hole	From	To	Thickness	Total Cu%
	115.00	265.00	150.00	0.138
	380.00	415.00	35.00	0.451
including (0.2 cut)	385.00	415.00	30.00	0.502
including (0.3 cut)	390.00	400.00	10.00	0.600
SP-030	70.00	195.00	125.00	0.210
including (0.2 cut)	150.00	190.00	40.00	0.409
including (0.3 cut)	150.00	160.00	10.00	0.780
SP-031	0.00	101.00	101.00	0.215
including (0.2 cut)	16.50	29.00	12.50	0.302
including (0.2 cut)	63.00	75.00	12.00	0.364
including (0.2 cut)	91.00	101.00	10.00	0.290
SP-032	116.50	127.00	10.50	0.126
	156.00	181.50	25.50	0.197
	206.00	238.00	32.00	0.195
	250.00	308.00	58.00	0.193
including (0.2 cut)	255.00	271.00	16.00	0.243
	323.00	506.00	183.00	0.194
including (0.2 cut)	352.50	362.50	10.00	0.285
including (0.2 cut)	393.00	409.00	16.00	0.313
including (0.2 cut)	435.00	445.50	10.50	0.416
including (0.3 cut)	435.00	445.50	10.50	0.416
including (0.2 cut)	461.00	471.00	10.00	0.225
SP-034	20.00	38.00	18.00	0.119
	83.00	93.00	10.00	0.125
	107.50	148.00	40.50	0.250
	168.00	230.50	62.50	0.206
including (0.2 cut)	213.00	225.00	12.00	0.416
	261.00	271.00	10.00	0.175
	308.00	323.50	15.50	0.245
including (0.2 cut)	313.00	323.50	10.50	0.281
	339.50	403.00	63.50	0.178
including (0.2 cut)	347.50	358.00	10.50	0.283
including (0.2 cut)	373.00	383.00	10.00	0.260
	418.00	493.00	75.00	0.194
including (0.2 cut)	423.00	443.00	20.00	0.265
including (0.2 cut)	458.00	468.00	10.00	0.215
	523.00	538.00	15.00	0.140
	573.00	588.00	15.00	0.117
	683.00	693.00	10.00	0.270
SP-034A	100.00	215.00	115.00	0.154
including (0.2 cut)	150.00	160.00	10.00	0.280
	260.00	270.00	10.00	0.125

Drill Hole	From	To	Thickness	Total Cu%
SP-035	0.00	190.00	190.00	0.228
including (0.2 cut)	0.00	30.00	30.00	0.280
including (0.2 cut)	75.00	90.00	15.00	0.730
including (0.3 cut)	75.00	90.00	15.00	0.730
including (0.2 cut)	155.00	165.00	10.00	0.325
SP-036	0.00	95.00	95.00	0.178
including (0.2 cut)	55.00	95.00	40.00	0.230
including (0.3 cut)	60.00	70.00	10.00	0.300
	110.00	550.00	440.00	0.180
including (0.2 cut)	110.00	120.00	10.00	0.340
including (0.2 cut)	230.00	325.00	95.00	0.280
including (0.3 cut)	230.00	240.00	10.00	0.675
including (0.2 cut)	465.00	475.00	10.00	0.270
including (0.2 cut)	495.00	505.00	10.00	0.215
including (0.2 cut)	525.00	540.00	15.00	0.203
SP-037	0.00	20.00	20.00	0.188
	65.00	80.00	15.00	0.137
	100.00	110.00	10.00	0.100
	145.00	160.00	15.00	0.150
SP-038	0.00	40.00	40.00	0.096
SP-039	0.00	255.00	255.00	0.223
including (0.2 cut)	0.00	45.00	45.00	0.254
including (0.2 cut)	70.00	80.00	10.00	0.200
including (0.2 cut)	135.00	215.00	80.00	0.300
including (0.3 cut)	155.00	175.00	20.00	0.435
including (0.3 cut)	200.00	210.00	10.00	0.345
	270.00	295.00	25.00	0.106
SP-040	0.00	200.00	200.00	0.240
including (0.2 cut)	0.00	15.00	15.00	0.333
including (0.3 cut)	0.00	15.00	15.00	0.333
including (0.2 cut)	50.00	65.00	15.00	0.270
including (0.2 cut)	95.00	105.00	10.00	0.220
including (0.2 cut)	130.00	140.00	10.00	0.250
including (0.2 cut)	170.00	200.00	30.00	0.493
including (0.3 cut)	170.00	185.00	15.00	0.797